GENUINE PARTS COMPANY

2013 ANNUAL REPORT

FINANCIAL HISTORY

86 YEARS OF GROWTH

YEAR	NET SALES	INCOME BEFORE INCOME TAXES	INCOME TAXES	NET INCOME	TOTAL EQUITY END OF YEAR
1928	$ 75,129	$ -2,570	$ -	$ -2,570	$ 38,756
1929	227,978	8,027	599	7,428	49,837
1930	339,732	15,666	1,158	14,508	60,591
1931	402,463	21,516	1,857	19,659	78,097
1932	482,525	16,839	2,787	14,052	90,187
1933	629,751	34,614	6,160	28,454	109,025
1934	904,580	52,115	10,159	41,956	149,176
1935	1,035,477	38,503	7,140	31,363	171,238
1936	1,299,185	70,234	13,187	57,047	185,119
1937	1,520,199	72,622	17,647	54,975	240,140
1938	1,858,252	78,305	18,185	60,120	358,621
1939	3,180,241	136,902	27,320	109,582	476,750
1940	3,928,342	176,301	50,505	125,796	623,521
1941	6,109,724	348,690	149,020	199,670	738,536
1942	6,592,707	337,252	204,234	133,018	859,449
1943	8,205,316	430,634	260,084	170,550	1,032,182
1944	10,084,893	489,547	310,082	179,465	1,202,955
1945	11,355,633	532,944	323,302	209,642	1,415,974
1946	19,237,291	1,621,541	650,060	971,481	2,379,001
1947	18,531,472	1,088,967	429,045	659,922	3,029,334
1948	20,729,280	1,176,590	438,498	738,092	4,005,910
1949	19,845,875	1,067,096	420,175	646,921	4,372,831
1950	24,447,042	1,454,832	636,275	818,557	4,966,086
1951	26,244,669	1,168,405	601,386	567,019	5,325,561
1952	28,468,962	1,416,235	744,330	671,905	5,647,553
1953	29,731,105	1,408,213	736,190	672,023	6,022,077
1954	30,744,504	1,642,148	864,331	777,817	6,449,894
1955	34,073,288	1,921,777	1,020,148	901,629	7,001,523
1956	41,325,377	2,473,384	1,309,667	1,163,717	7,815,241
1957	48,140,313	3,328,598	1,752,800	1,575,798	8,969,272
1958	56,504,293	4,251,175	2,261,582	1,989,593	10,807,320
1959	71,581,580	6,001,005	3,165,042	2,835,963	13,285,215
1960	75,010,726	5,661,551	2,988,000	2,673,551	14,967,697
1961	80,533,146	6,491,113	3,481,000	3,010,113	17,142,687
1962	90,248,450	7,107,524	3,795,000	3,312,524	19,213,273
1963	96,651,445	7,210,807	3,850,000	3,360,807	21,189,880
1964	120,313,692	9,324,827	4,620,000	4,704,827	29,268,289
1965	171,545,228	12,262,510	5,890,000	6,372,510	45,565,926
1966	175,132,785	12,409,363	6,030,000	6,379,363	47,308,163
1967	204,893,008	14,918,758	7,272,000	7,491,411	55,679,256
1968	245,443,798	19,330,334	10,362,000	8,794,941	63,649,275
1969	303,455,677	24,228,557	13,240,000	10,778,467	77,437,679
1970	340,036,395	28,163,228	14,600,000	13,290,852	85,290,945
1971	387,138,252	33,897,667	16,966,000	16,535,006	95,476,147
1972	450,500,768	36,104,767	18,200,000	17,567,931	108,053,465
1973	501,189,438	42,088,098	21,280,000	20,341,677	121,548,638
1974	572,833,282	50,234,298	25,408,000	24,005,057	137,156,965
1975	678,353,280	63,552,088	32,650,000	29,981,108	163,092,941
1976	846,192,692	79,321,897	40,538,000	37,763,166	206,861,402
1977	942,958,756	88,365,511	44,918,000	42,243,015	233,641,292
1978	1,148,632,000	105,070,000	53,429,000	50,263,000	275,127,000
1979	1,337,468,000	121,953,000	58,808,000	61,715,000	320,706,000
1980	1,431,713,000	133,996,000	64,545,000	67,833,000	359,889,000
1981	1,584,642,000	154,271,000	74,471,000	77,543,000	410,689,000
1982	1,936,524,000	193,560,000	92,552,000	100,167,000	581,915,000
1983	2,068,231,000	200,822,000	97,188,000	103,634,000	636,218,000
1984	2,303,594,000	234,713,000	115,046,000	119,667,000	701,113,000
1985	2,332,544,000	245,203,000	118,962,000	126,241,000	729,231,000
1986	2,394,072,000	240,565,000	119,013,000	121,552,000	758,493,000
1987	2,606,246,000	262,068,000	113,776,000	148,292,000	760,256,000
1988	2,941,963,000	290,445,000	109,072,000	181,373,000	863,159,000
1989	3,161,198,000	321,877,000	122,389,000	199,488,000	971,764,000
1990	3,319,394,000	333,219,000	126,623,000	206,596,000	1,033,100,000
1991	3,434,642,000	335,027,000	127,350,000	207,677,000	1,126,718,000
1992	3,668,814,000	353,998,000	134,210,000	219,788,000	1,235,366,000
1993	4,384,294,000	425,829,000	166,961,000	257,813,000	1,445,263,000
1994	4,858,415,000	474,868,000	186,320,000	288,548,000	1,526,165,000
1995	5,261,904,000	510,794,000	201,626,000	309,168,000	1,650,882,000
1996	5,697,592,000	545,233,000	215,157,000	330,076,000	1,732,054,000
1997	5,981,224,000	565,600,000	223,203,000	342,397,000	1,859,468,000
1998	6,587,576,000	589,117,000	233,323,000	355,794,000	2,053,332,000
1999	7,950,822,000	628,067,000	250,445,000	377,622,000	2,177,517,000
2000	8,369,857,000	646,750,000	261,427,000	385,323,000	2,260,806,000
2001	8,220,668,000	603,813,000*	242,289,000*	361,524,000*	2,345,123,000
2002	8,258,927,000	605,736,000	238,236,000	367,500,000**	2,130,009,000
2003	8,449,300,000	571,743,000	218,101,000	353,642,000**	2,312,283,000
2004	9,097,267,000	635,919,000	240,367,000	395,552,000	2,544,377,000
2005	9,783,050,000	709,064,000	271,630,000	437,434,000	2,693,957,000
2006	10,457,942,000	770,916,000	295,511,000	475,405,000	2,549,991,000
2007	10,843,195,000	816,745,000	310,406,000	506,339,000	2,716,716,000
2008	11,015,263,000	768,468,000	293,051,000	475,417,000	2,324,332,000
2009	10,057,512,000	644,165,000	244,590,000	399,575,000	2,629,372,000
2010	11,207,589,000	761,783,000	286,272,000	475,511,000	2,802,714,000
2011	12,458,877,000	890,806,000	325,690,000	565,116,000	2,792,819,000
2012	13,013,868,000	1,018,932,000	370,891,000	648,041,000	3,008,179,000
2013	14,077,843,000	1,044,304,000	359,345,000	684,959,000	3,358,768,000

Financial information as reported in the Company's annual reports (includes discontinued operations) *Excludes facility consolidation and impairment charges **Excludes cumulative effect adjustment

GENUINE PARTS COMPANY

BY THE NUMBERS

Genuine Parts Company, founded in 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves numerous customers from more than 2,600 operations and has approximately 37,500 employees.



NAPA
AUTOMOTIVE
53%
GPC
ASIA PACIFIC
GPC
4%
ELECTRICAL/
ELECTRONIC
ELS
INDUSTRIAL
31%
OFFICE
PRODUCTS
12%
SPR

GPC NET SALES BY SEGMENT

SALES



2009
2010
2011
2012
2013
9
9.75
10.5
11.25
12
12.75
13.5
$14.25
BILLIONS

EARNINGS PER SHARE



2009
2010
2011
2012
2013
2.00
2.50
3.00
3.50
4.00
$4.50
DOLLARS

CASH FROM OPERATIONS



2009
2010
2011
2012
2013
0
200
400
600
800
1,000
$1,200
MILLIONS

FINANCIAL HIGHLIGHTS

	2013	Increase	2012	Increase	2011
Net Sales	$ 14,077,843,000	8%	$13,013,868,000	4%	$12,458,877,000
Income Before Taxes	1,044,304,000	2%	1,018,932,000	14%	890,806,000
Income Taxes	359,345,000	-3%	370,891,000	14%	325,690,000
Net Income	684,959,000	6%	648,041,000	15%	565,116,000
Shareholders' Equity	3,358,768,000	12%	3,008,179,000	9%	2,753,591,000
Rate Earned on Shareholders' Equity at the Beginning of the Year	22.8%	-	23.5%	-	20.4%
Average Common Shares Outstanding-Assuming Dilution	155,714,000	-	156,420,000	-	157,660,000
PER COMMON SHARE:					
Diluted Net Income	$4.40	6%	$4.14	16%	$3.58
Dividends Declared	$2.15	9%	$1.98	10%	$1.80

TO OUR SHARE HOLDERS

ANOTHER YEAR OF RECORD SALES & EARNINGS FOR GENUINE PARTS COMPANY

We are pleased to report that 2013 was another year of record sales and earnings for Genuine Parts Company. Total Company sales were $14.1 billion and this represents an 8% increase compared to 2012. Net earnings and earnings per share for the year were each up 6% to $685 million and $4.40, respectively, compared to 2012. Our overall results reflect the good job that was done by the GPC Team in 2013, despite the challenging market conditions that were experienced by our non-automotive business segments. We are also pleased to report that the total value of the Company increased nicely again in 2013, with our stock price increasing 30.8% for the year. This, combined with our dividend, gave us a total shareholder return of 34.5% in 2013.



L-R: Paul D. Donahue *President;* Thomas C. Gallagher *Chairman and Chief Executive Officer;* Carol B. Yancey *Executive Vice President and Chief Financial Officer*

FINANCIAL STRENGTH

Genuine Parts Company further strengthened its financial condition in 2013 with increased net income and a continued emphasis on effectively managing the balance sheet. Our ongoing asset management and working capital initiatives helped us to maintain a strong cash position, with cash of approximately $200 million at December 31, 2013. For the year, cash from operations totaled a record $1.1 billion and, after dividends paid of $326 million and capital expenditures of $124 million, our free cash flow was approximately $600 million, also a new record for us. At December 31, 2013, our total debt was $765 million, which represents a modest 19% of total capitalization.

ACQUISITIONS

During 2013, we acquired several new businesses, which positively impacted our overall results for the year. Effective April 1, 2013, the Company completed the purchase of the remaining 70% stake of Exego, which we subsequently renamed GPC Asia Pacific. The Company had previously purchased a 30% stake in this Melbourne, Australia based business on January 1, 2012. GPC Asia Pacific is a leading Australasian aftermarket distributor with 460 locations across Australia and New Zealand and annual revenues of approximately $1.1 billion (US$).

The Company's Industrial Group made two strategic acquisitions, with the addition of AST Bearings on October 26, 2013, and Paragon Service and Supply on December 2, 2013. We expect the combined annual revenues for these value-add industrial distributors to approximate $50 million. Additionally, our Electrical/Electronic Group made two strategic acquisitions. Trient Technologies was acquired August 1, 2013, and Tekra Corporation was acquired October 31, 2013. Both of these businesses complement the fabrication capabilities at EIS and we expect their combined annual revenues to be approximately $85 million.

The Company has continued to add to its operations with three more acquisitions thus far in 2014. Effective January 31, 2014, the Industrial Group acquired Commercial Solutions, an industrial distributor based in Edmonton, Alberta, with expected annual revenue of approximately $100 million. Effective February 1, 2014, the Electrical/Electronic Group added Electro-Wire to its operations, which significantly expands its specialty wire and cable product offering. We expect the annual revenue for this business to approximate $100 million. Also effective February 1, 2014, the Office Products Group acquired Garland C. Norris Company, a regional wholesale distributor of food service disposables and janitorial and cleaning supplies. This acquisition will further diversify the S. P. Richards' product offering into complementary, adjacent market channels and it will add approximately $35 million in annual revenues.

SHARE REPURCHASES

We repurchased approximately 1.5 million shares of our Company stock in 2013 and we continue to view this as a good use of our cash. As of December 31, 2013, we were authorized to repurchase up to an additional 10.7 million shares, and we expect to continue making opportunistic share repurchases during 2014.

OPERATIONS

The Company's revenue growth in 2013 was driven by strong sales results in our automotive business. Sales growth among our non-automotive businesses proved more challenging, as these businesses were impacted by relatively weak customer demand and soft industry fundamentals throughout most of the year. Acquisitions were integral to our overall growth in revenue for the year, contributing approximately 7% to 2013 sales.

The Automotive Group, our largest segment at 53% of 2013 revenues, reported a strong 18.5% sales increase for the year. The 2012 acquisition of Quaker City and the April 1, 2013 acquisition of the Australasian business drove the high-teens revenue growth. Our underlying sales were up approximately 4% for the year, driven by our commercial business and, in particular, solid results in NAPA AutoCare and Major Accounts, our two primary commercial initiatives. As we turn to 2014, the fundamentals supporting demand in the automotive aftermarket remain favorable and, combined with our internal growth initiatives, we are optimistic for another year of solid growth for our Automotive Group.

Motion Industries, our industrial distribution company, represents 31% of our 2013 revenues. Sales for Motion in 2013 were down slightly from the prior year, as weak demand patterns in select customer segments continued to challenge the industry. Looking ahead, the recent acquisitions for this business, as well as other internal growth initiatives and relatively stable manufacturing indicators, provide us with confidence for our Industrial Group in 2014. Staying within the manufacturing segment of the economy, EIS, our electrical/electronic distribution company, represents 4% of our 2013 revenues and showed sales down 2% for the year. This group was also impacted by slow market conditions in 2013 but, much like the industrial business, should benefit from their internal growth initiatives and a gradually improving manufacturing environment in 2014, as well as the incremental revenue from their recently completed acquisitions.

S.P. Richards, our Office Products Group, represents 12% of our 2013 revenues and had a 3% sales decrease for the year. The industry-wide weakness in office products consumption continues to pressure this segment, and we do not expect any meaningful improvement in these conditions in the near future. Our focus in 2014 will be on market share initiatives, product line extensions and further diversification of our product and customer portfolios.

GPC DIRECTORS

At the April 28, 2014 Shareholders' Meeting, we are asking the shareholders to elect Gary P. Fayard as a new Director of the Company. Mr. Fayard joined the Coca-Cola Company in 1994 and has served as their Chief Financial Officer since 1999. Previously, Mr. Fayard served 19 years with Ernst & Young, where he was partner, area director of audit services and area director of manufacturing services. Mr. Fayard's financial background and broad business exposure will bring a wealth of knowledge to the Board and we look forward to having him serve with us.

MANAGEMENT

Over the last year, there were several key management changes and promotions that we would like to share with you. First, in September 2013, Timothy P. Breen was named President and Chief Operating Officer at Motion Industries, further expanding his management responsibilities within the company. Tim has served the industry for more than 30 years and was most recently the Executive Vice President and Chief Operating Officer for Motion's U.S. operations. His proven leadership skills and vast experience make him a good fit for this key position.

In March 2013, James R. Neill joined the GPC Corporate Human Resources organization as Senior Vice President of Employee Development and HR Services. Previously, Jim was the Senior Vice President of Human Resources for Motion Industries, a position he had filled quite admirably since 2008. Jim joined Motion in 2006 and has also served in a variety of other human resources roles over his distinguished career.

Additionally, we are pleased to tell you that at our February 2014 Board meeting, our Directors elected Mr. Neill to replace R. Bruce Clayton as Senior Vice President of Human Resources for the Company, upon Bruce's retirement on April 1, 2014. Bruce has been extremely valuable to our management team in his 18 years at GPC, and we want to thank him for his tremendous leadership and wish him the very best in his retirement. Likewise, we welcome Jim to this important role and look forward to his many future contributions.

CONCLUSION

In looking back, 2013 was an interesting year, with a number of challenges encountered in each of our four business segments. As previously stated, Automotive fared the best with their 18.5% sales increase. The non-automotive segments had the most difficult time and ended the year with a combined 1% sales decrease. However, in all four businesses key decisions were made and actions taken that position them for solid performances in the year ahead, and we look forward to reporting on our progress as we move through the new year. We remain committed to our core objectives of growing sales and earnings, showing continued operating margin improvement, generating solid cash flows and maintaining a strong balance sheet. Further progress in each of these important areas will keep the Company moving ahead and they will help to ensure another successful year in 2014.

We want to take this opportunity to express our appreciation to our employees, customers, vendors and shareholders for their commitment to and ongoing support of Genuine Parts Company.

Respectfully submitted,

Thomas C. Gallagher
Chairman and
Chief Executive Officer

Paul D. Donahue
President

Carol B. Yancey
Executive Vice President and
Chief Financial Officer

February 27, 2014

DIVIDENDS & SHAREHOLDER RETURN

58TH CONSECUTIVE YEAR OF INCREASED DIVIDENDS

The Company has paid a cash dividend to shareholders every year since going public in 1948, and on February 17, 2014 the Board of Directors raised the cash dividend payable April 1, 2014 to an annual rate of $2.30 per share, up 7% from $2.15 in 2013.

2014 marks our 58th consecutive year of increased dividends paid to our shareholders.



2005
1.25
2006
1.35
2007
1.46
2008
1.56
2009
1.60
2010
1.64
2011
1.80
2012
1.98
2013
2.15
2014
2.30

DIVIDENDS PER SHARE IN DOLLARS

TOTAL SHAREHOLDER RETURN

1 Year	34.5%
3 Years	21.2%
5 Years	21.3%
7 Years	12.3%
10 Years	13.4%

includes dividends

AUTOMOTIVE PARTS GROUP | 53% OF TOTAL GPC NET SALES

The Automotive Parts Group, the largest division of GPC, distributes automotive replacement parts, accessory items and service items throughout North America and, effective in 2013, in Australia and New Zealand. In North America, parts are sold primarily under the NAPA brand name, widely recognized for quality parts, quality service and knowledgeable people. The Company's GPC Asia Pacific business serves the Australasian markets primarily under the brand name Repco.

Web site: napaonline.com
Headquarters: Atlanta, GA

This Group Operates: In the U.S.:

- 62 NAPA Distribution Centers
- 4 Balkamp Distribution Centers
- 4 Rayloc Facilities
- 2 Altrom Import Parts Distribution Centers
- 1 TW Heavy Vehicle Parts Distribution Center
- 1,100 Company Owned NAPA AUTO PARTS stores
- 14 TRACTION Heavy Duty Parts stores

In Canada:

- 213 NAPA and Heavy Vehicle Facilities
- 13 Altrom Canada Import Parts Distribution Centers

In Mexico:

- 19 Auto Todo Facilities

In Australia and New Zealand:

- 8 Distribution Centers
- 399 Repco AUTO PARTS stores
- 49 Ashdown Ingram Branches
- 12 Motospecs and McLeod Facilities

In total, serves approx. 6,000 NAPA AUTO PARTS stores throughout the U.S., 700 wholesalers in Canada and 460 automotive locations in Australia and New Zealand. These stores sell to both the Retail (DIY) and Commercial (DIFM) automotive aftermarket customer.

MAJOR PRODUCTS:

Access to nearly 450,000 items including:

- Automotive Replacement Parts
- Farm and Marine Supplies
- Paint and Refinishing Supplies
- Tools and Equipment
- Automotive Accessories
- Heavy Duty Parts

These products cover substantially all domestic and foreign motor vehicle models.

INDUSTRIAL PARTS GROUP | 31% OF TOTAL GPC NET SALES

The Industrial Parts Group offers access to more than 5.6 million industrial replacement parts and related supplies and serves over 150,000 MRO and OEM customers throughout North America and in all types of industries. These include the food and beverage, forest products, primary metal, pulp and paper, mining, automotive, oil and gas, petrochemical and pharmaceutical industries.
Strategically targeted specialty industries include power generation, wastewater treatment facilities, wind power generation, solar power, government projects, pipelines, railroads and ports, among others.

Web site: motionindustries.com
Headquarters: Birmingham, AL

Locations in U.S., Canada, Mexico and Puerto Rico:

- 15 Distribution Centers
- 511 Branches
- 42 Service Centers

SERVICE CAPABILITIES INCLUDE:

- 24/7/365 product delivery
- Repair and fabrication
- Quality processes (ISO)
- Technical expertise
- Asset repair tracking
- Application and design
- Inventory management & Logistics
- Training programs
- E-business technologies
- Storeroom & replenishment tracking

MAJOR PRODUCTS:

- Mechanical and Electrical Power
- Transmission
- Industrial Automation
- Bearings
- Hose
- Hydraulic and Pneumatic Components
- Industrial Supplies
- Material Handling

OFFICE PRODUCTS GROUP | 12% OF TOTAL GPC NET SALES

The Office Products Group distributes more than 55,000 items to over 4,300 resellers and distributors throughout the United States and Canada from a network of 41 distribution centers. Customers include independently owned office product dealers, large contract stationers, national office supply superstores, mail order distributors, internet resellers, college bookstores, office furniture dealers, janitorial and sanitation supply distributors, safety product resellers and food service distributors.

Web site: sprichards.com
Headquarters: Atlanta, GA

Locations:

- 34 Full-Stocking Distribution Centers
- 2 Furniture Only Distribution Centers
- 5 S.P. Richards Canada Distribution Centers

MAJOR PRODUCTS:

- General Office Products
- Technology Supplies and Accessories
- Cleaning and Breakroom Supplies
- Disposable Food Service Products
- Office Furniture
- School Supplies
- Healthcare Products
- Safety & Security Items

PROPRIETARY BRANDS OF PRODUCTS:

- Sparco Brand office supplies
- Compucessory computer accessories
- Nature Saver recycled paper products
- Business Source office supplies
- Genuine Joe cleaning and breakroom supplies
- Lorell office furniture
- Elite Image printer supplies
- Integra writing instruments

ELECTRICAL/ELECTRONIC MATERIALS GROUP | 4% OF TOTAL GPC NET SALES

The Electrical/Electronic Materials Group distributes process materials, production supplies, industrial MRO and value added fabricated parts to more than 20,000 customers, including original equipment manufacturers, motor repair shops and a broad variety of industrial assembly and specialty wire/cable markets in North America. Products cover over 100,000 items including wire and cable, insulating and conductive materials, assembly tools and test equipment.

Web site: eis-inc.com
Headquarters: Atlanta, GA

Locations in U.S., Canada, Mexico, Puerto Rico and Dominican Republic:

47 Branches and
6 Fabrication Facilities

MAJOR PRODUCTS & INDUSTRY SEGMENTS:

Electrical/Electronic

- Adhesives, Silicone and Encapsulates
- Hand Tools/Soldering Equipment
- Static Control Products
- Insulating Papers
- Solder and Chemicals
- Lead Wire
- Magnet Wire
- Motors and Bearings
- Varnish and Resins
- Industrial MRO Materials

Fabrication & Coating

- Pressure Sensitive Specialty Tapes
- Insulating Papers
- EMI / RFI Shielding
- Films – Coated and Uncoated

Specialty Wire & Cable

- Telecom
- Marine
- Oil and Gas
- Transit
- Defense Marine
- Cable Lugs

GPC

SHAREHOLDERS' INFORMATION

GENUINE PARTS COMPANY

STOCK LISTING
Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol **"GPC"**.

STOCK TRANSFER AGENT, REGISTRAR OF STOCK, DIVIDEND DISBURSING AGENT AND OTHER SHAREHOLDER SERVICES
Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent at:

Regular Mail
COMPUTERSHARE
P.O. BOX 30170
COLLEGE STATION, TX 77842-3170

Overnight
COMPUTERSHARE
211 QUALITY CIRCLE, SUITE 210
COLLEGE STATION, TX 77845

ANNUAL SHAREHOLDERS' MEETING
The 2014 annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on **Monday, April 28, 2014.**

DIVIDEND REINVESTMENT PLAN
Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock.
FOR ENROLLMENT INFORMATION, WRITE TO THE STOCK TRANSFER AGENT LISTED ABOVE OR SHAREHOLDER RELATIONS AT THE COMPANY ADDRESS.

INVESTOR RELATIONS
Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contacts:
CAROL B. YANCEY, *Executive Vice President and Chief Financial Officer*
SID JONES, *Vice President - Investor Relations*, at **770.953.1700.**

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP - Atlanta, Georgia

GENERAL COUNSEL
Alston & Bird LLP - Atlanta, Georgia

EXECUTIVE OFFICES
GENUINE PARTS COMPANY
2999 CIRCLE 75 PARKWAY
ATLANTA, GEORGIA 30339
770.953.1700

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

Genuine Parts Company
2999 CIRCLE 75 PARKWAY
ATLANTA, GA 30339
770.953.1700
www.genpt.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-5690

GENUINE PARTS COMPANY

(Exact name of registrant as specified in its charter)

Georgia	**58-0254510**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2999 Circle 75 Parkway, Atlanta, Georgia	**30339**
(Address of principal executive offices)	*(Zip Code)*

770-953-1700

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2013, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $11,558,411,000 based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 18, 2013
Common Stock, $1 par value per share	153,727,213 shares

Specifically identified portions of the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 28, 2014 are incorporated by reference into Part III of this Form 10-K.

PART I.

ITEM 1. *BUSINESS.*

Genuine Parts Company, a Georgia corporation incorporated on May 7, 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials through our four operating segments, each described in more detail below. In 2013, business was conducted from approximately 2,600 locations throughout the United States, Canada and Mexico and, effective April 1, 2013, Australia and New Zealand. As of December 31, 2013, the Company employed approximately 37,500 persons.

As used in this report, the "Company" refers to Genuine Parts Company and its subsidiaries, except as otherwise indicated by the context; and the terms "automotive parts" and "industrial parts" refer to replacement parts in each respective category.

Financial Information about Segments. For financial information regarding segments as well as our geographic areas of operation, refer to Note 10 of Notes to Consolidated Financial Statements beginning on page F-1.

Available Information. The Company's internet website can be found at www.genpt.com. The Company makes available, free of charge through its internet website, access to the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports, and any amendments to these documents, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission ("SEC"). Additionally, our corporate governance guidelines, codes of conduct and ethics, and charters of the Audit Committee and the Compensation, Nominating and Governance Committee of our Board of Directors, as well as information regarding our procedure for shareholders and other interested parties to communicate with our Board of Directors, are available on our website.

In Part III of this Form 10-K, we incorporate certain information by reference to our proxy statement for our 2014 annual meeting of shareholders. We expect to file that proxy statement with the SEC on or about February 27, 2014, and we will make it available online at the same time at http://www.proxydocs.com/gpc. Please refer to the proxy statement for the information incorporated by reference into Part III of this From 10-K when it is available.

AUTOMOTIVE PARTS GROUP

The Automotive Parts Group, the largest division of the Company, distributes automotive parts and accessory items. In addition to nearly 450,000 available part numbers, the Company offers complete inventory, cataloging, marketing, training and other programs in the automotive aftermarket. The Company, as a result of its acquisition of Quaker City Motor Parts Co. in May 2012, is the sole member of the National Automotive Parts Association ("NAPA"), a voluntary trade association formed in 1925 to provide nationwide distribution of automotive parts.

During 2013, the Company's Automotive Parts Group included NAPA automotive parts distribution centers and automotive parts stores ("auto parts stores" or "NAPA AUTO PARTS stores") owned and operated in the United States by the Company; NAPA and Traction automotive parts distribution centers and auto parts stores in the United States and Canada owned and operated by the Company and NAPA Canada/UAP Inc. ("NAPA Canada/UAP"), a wholly-owned subsidiary of the Company; auto parts stores and distribution centers in the United States operated by corporations in which the Company owned either a noncontrolling or controlling interest; auto parts stores in Canada operated by corporations in which UAP owns a 50% interest; import automotive parts distribution centers in the United States owned by the Company and operated by its Altrom America division; import automotive parts distribution centers in Canada owned and operated by Altrom Canada Corporation ("Altrom Canada"), a wholly-owned subsidiary of the Company; distribution centers in the United States owned by Balkamp, Inc. ("Balkamp"), a wholly-owned subsidiary of the Company; distribution facilities in the United

States owned by the Company and operated by its Rayloc division; and automotive parts distribution centers and automotive parts stores in Mexico, owned and operated by Grupo Auto Todo, S.A. de C.V. ("Auto Todo"), a wholly-owned subsidiary of the Company.

In addition, effective April 1, 2013, the Company completed the purchase of the remaining 70% stake of Exego Group, subsequently renamed GPC Asia Pacific, for approximately $590 million (USD), net of cash acquired of $70 million, and the assumption of approximately $230 million (USD) in net debt. The purchase was funded using a combination of cash on hand and borrowings under existing credit facilities. The Company had previously purchased a 30% stake in GPC Asia Pacific on January 1, 2012 for approximately $166 million (USD) in cash. GPC Asia Pacific, headquartered in Melbourne, Australia, is a leading aftermarket distributor of automotive replacement parts and accessories in Australasia, with annual revenues of approximately $1.1 billion (USD) and a company-owned store footprint of 460 locations across Australia and New Zealand. In 2012, the Company accounted for this investment under the equity method of accounting.

The Company has a 15% interest in Mitchell Repair Information ("MRIC"), a subsidiary of Snap-on Incorporated. MRIC is a leading automotive diagnostic and repair information company with over 40,000 North American subscribers linked to its services and information databases. MRIC's core product, "Mitchell ON-DEMAND", is a premier electronic repair information source in the automotive aftermarket.

The Company's NAPA automotive parts distribution centers distribute replacement parts (other than body parts) for substantially all motor vehicle makes and models in service in the United States, including imported vehicles, trucks, SUVs, buses, motorcycles, recreational vehicles and farm vehicles. In addition, the Company distributes replacement parts for small engines, farm equipment and heavy duty equipment. The Company's inventories also include accessory items for such vehicles and equipment, and supply items used by a wide variety of customers in the automotive aftermarket, such as repair shops, service stations, fleet operators, automobile and truck dealers, leasing companies, bus and truck lines, mass merchandisers, farms, industrial concerns and individuals who perform their own maintenance and parts installation. Although the Company's domestic automotive operations purchase from approximately 100 different suppliers, approximately 50% of 2013 automotive parts inventories were purchased from 10 major suppliers. Since 1931, the Company has had return privileges with most of its suppliers, which have protected the Company from inventory obsolescence.

Distribution System. In 2013, the Company operated 62 domestic NAPA automotive parts distribution centers located in 41 states and approximately 1,100 domestic company-owned NAPA AUTO PARTS stores located in 46 states. At December 31, 2013, the Company owned either a noncontrolling or controlling interest in six corporations, which operated approximately 114 auto parts stores in nine states.

NAPA Canada/UAP, founded in 1926, is a Canadian leader in the distribution and marketing of replacement parts and accessories for automobiles and trucks. NAPA Canada/UAP employs approximately 3,800 people and operates a network of 12 distribution centers supplying approximately 594 NAPA stores and 104 Traction wholesalers. Traction is a supplier of parts to small and large fleet owners and operators and, together with NAPA stores, is a significant supplier to the mining and forestry industries. The NAPA stores and Traction wholesalers in Canada include approximately 187 company owned stores, 12 joint ventures and 28 progressive owners in which NAPA Canada/UAP owns a 50% interest and approximately 471 independently owned stores. NAPA and Traction operations supply bannered installers and independent installers in all provinces of Canada, as well as networks of service stations and repair shops operating under the banners of national accounts. UAP is a licensee of the NAPA® name in Canada.

In Canada, Altrom Canada operates 13 import automotive parts distribution centers. In the United States, Altrom America operates two import automotive parts distribution centers.

In Mexico, Auto Todo owns and operates 11 distribution centers, four auto parts stores and four tire centers. Auto Todo is a licensee of the NAPA® name in Mexico.

In Australia and New Zealand, GPC Asia Pacific is leading distributor of automotive replacement parts and accessories. GPC Asia Pacific operates eight distribution centers, 399 Repco stores and 61 branches associated with the Ashdown Ingram, Motospecs and McLeod operations.

The Company's domestic distribution centers serve approximately 4,900 independently owned NAPA AUTO PARTS stores located throughout the United States. NAPA AUTO PARTS stores, in turn, sell to a wide variety of customers in the automotive aftermarket. Collectively, these independent automotive parts stores account for approximately 65% of the Company's total U.S. Automotive sales and 24% of the Company's total sales, with no automotive parts store or group of automotive parts stores with individual or common ownership accounting for more than 0.25% of the total sales of the Company.

Products. Distribution centers have access to over 446,000 different parts and related supply items. Each item is cataloged and numbered for identification and accessibility. Significant inventories are carried to provide for fast and frequent deliveries to customers. Most orders are filled and shipped the same day as they are received. The majority of sales are paid from statements with varied terms and conditions. The Company does not manufacture any of the products it distributes. The majority of products are distributed under the NAPA® name, a mark licensed to the Company by NAPA, which is important to the sales and marketing of these products. Traction sales also include products distributed under the HD Plus name, a proprietary line of automotive parts for the heavy duty truck market.

Related Operations. Balkamp, a wholly-owned subsidiary of the Company, distributes a wide variety of replacement parts and accessory items for passenger cars, heavy-duty vehicles, motorcycles and farm equipment. In addition, Balkamp distributes service items such as testing equipment, lubricating equipment, gauges, cleaning supplies, chemicals and supply items used by repair shops, fleets, farms and institutions. Balkamp packages many of the 45,000 products, which constitute the "Balkamp" line of products that are distributed through the NAPA system. These products are categorized into over 175 different product categories purchased from approximately 450 domestic suppliers and over 100 foreign manufacturers. Balkamp has two distribution centers located in Plainfield, Indiana, and West Jordan, Utah. In addition, Balkamp operates two redistribution centers that provide the NAPA system with over 1,100 SKUs of oils and chemicals. BALKAMP®, a federally registered trademark, is important to the sales and marketing promotions of the Balkamp organization.

The Company, through its Rayloc division, operates four facilities where certain small automotive parts are distributed through the NAPA system under the NAPA® brand name. Rayloc® is a mark licensed to the Company by NAPA.

The Company's Heavy Vehicle Parts Group operates as TW Distribution, with one warehouse location in Atlanta, Georgia, which serves 22 Traction Heavy Duty parts stores in the United States, of which 14 are company-owned and eight are independently owned. This group distributes heavy vehicle parts through the NAPA system and direct to small fleet owners and operators.

Segment Data. In the year ended December 31, 2013, sales from the Automotive Parts Group were approximately 53% of the Company's net sales, as compared to 49% in 2012 and 2011. For additional segment information, see Note 10 of Notes to Consolidated Financial Statements beginning on page F-1.

Service to NAPA AUTO PARTS Stores. The Company believes that the quality and the range of services provided to its automotive parts customers constitute a significant advantage for its automotive parts distribution system. Such services include fast and frequent delivery, parts cataloging (including the use of electronic NAPA AUTO PARTS catalogs) and stock adjustment through a continuing parts classification system which, as initiated by the Company from time to time, allows independent retailers ("jobbers") to return certain merchandise on a scheduled basis. The Company offers its NAPA AUTO PARTS store customers various management aids, marketing aids and service on topics such as inventory control, cost analysis, accounting procedures, group insurance and retirement benefit plans, as well as marketing conferences and seminars, sales and advertising manuals and training programs. Point of sale/inventory management is available through TAMS® (Total Automotive Management Systems), a computer system designed and developed by the Company for the NAPA AUTO PARTS stores.

The Company, has developed and refined an inventory classification system to determine optimum distribution center and auto parts store inventory levels for automotive parts stocking based on automotive registrations, usage rates, production statistics, technological advances and other similar factors. This system, which undergoes continuous analytical review, is an integral part of the Company's inventory control procedures and comprises an important feature of the inventory management services that the Company makes available to its NAPA AUTO PARTS store customers. Over the last 20 years, losses to the Company from obsolescence have been insignificant and the Company attributes this to the successful operation of its classification system, which involves product return privileges with most of its suppliers.

Competition. The automotive parts distribution business is highly competitive. The Company competes with automobile manufacturers (some of which sell replacement parts for vehicles built by other manufacturers as well as those that they build themselves), automobile dealers, warehouse clubs and large automotive parts retail chains. In addition, the Company competes with the distributing outlets of parts manufacturers, oil companies, mass merchandisers, including national retail chains, and with other parts distributors and retailers. The Automotive Parts Group competes primarily on product offering, service, brand recognition and price. Further information regarding competition in the industry is set forth in "Item 1A. Risk Factors — We Face Substantial Competition in the Industries in Which We Do Business."

NAPA. The Company is the sole member of the National Automotive Parts Association, a voluntary association formed in 1925 to provide nationwide distribution of automotive parts. NAPA, which neither buys nor sells automotive parts, functions as a trade association whose sole member in 2013 owned and operated 62 distribution centers located throughout the United States. NAPA develops marketing concepts and programs that may be used by its members which, at December 31, 2013, includes only the Company. It is not involved in the chain of distribution.

Among the automotive lines within the NAPA system that the Company purchases and distributes are certain lines designated, cataloged, advertised and promoted as "NAPA" lines. The Company is not required to purchase any specific quantity of parts so designated and may, and does, purchase competitive lines from other supply sources.

The Company uses the federally registered trademark NAPA® as part of the trade name of its distribution centers and parts stores. The Company contributes to NAPA's national advertising program, which is designed to increase public recognition of the NAPA name and to promote NAPA product lines.

The Company is a party, together with the former members of NAPA, to a consent decree entered by the Federal District Court in Detroit, Michigan, on May 4, 1954. The consent decree enjoins certain practices under the federal antitrust laws, including the use of exclusive agreements with manufacturers of automotive parts, allocation or division of territories among the Company and former NAPA members, fixing of prices or terms of sale for such parts among such members, and agreements to adhere to any uniform policy in selecting parts customers or determining the number and location of, or arrangements with, auto parts customers.

INDUSTRIAL PARTS GROUP

The Industrial Parts Group is operated as Motion Industries, Inc. ("Motion"), a wholly-owned subsidiary of the Company headquartered in Birmingham, Alabama. Motion distributes industrial replacement parts and related supplies such as bearings, mechanical and electrical power transmission, industrial automation, hose, hydraulic and pneumatic components, industrial supplies and material handling products to MRO (maintenance, repair and operation) and OEM (original equipment manufacturer) customers throughout the United States, Canada and Mexico.

In Canada, industrial parts are distributed by Motion Industries (Canada), Inc. ("Motion Canada"). The Mexican market is served by Motion Mexico S de RL de CV ("Motion Mexico"). These organizations operate in the Company's North American structure.

In 2013, the Industrial Parts Group served more than 150,000 customers in all types of industries located throughout North America, including the food and beverage, forest products, primary metal, pulp and paper, mining, automotive, oil and gas, petrochemical and pharmaceutical industries; as well as strategically targeted specialty industries such as power generation, wastewater treatment facilities, wind power generation, solar power, government projects, pipelines, railroad, ports, and others. Motion services all manufacturing and processing industries with access to a database of 5.6 million parts. Additionally, Motion provides U.S. government agencies access to approximately 600,000 products and replacement parts through a Government Services Administration (GSA) schedule.

In the fourth quarter of 2013, Motion made two strategic acquisitions. Effective October 26, 2013, Motion acquired the stock of AST Bearings LLC ("AST"), with facilities in Montville, New Jersey and Irvine, California. AST is an industrial distributor specializing in high-precision, miniature and specialty bearings, bushings and related services, with annual revenues of approximately $35 million. Effective December 2, 2013, Motion acquired the assets of Paragon Service & Supply, Inc. ("Paragon"), located in Lima, Ohio. Paragon is a distributor of industrial cutting tools, abrasives and metal-working equipment, with approximately $15 million in annual revenues.

Effective January 31, 2014, Motion Canada acquired Commercial Solutions Inc. ("CSI"), which at that time was a public company traded on the Toronto Stock Exchange under the ticker symbol "CSA". CSI's shares were delisted following the acquisition. Headquartered in Edmonton, Alberta, CSI is an independent national distributor of industrial supplies, including bearings and power transmission products, complete solutions for drilling rigs and industrial and safety supplies. Its customers represent a broad cross-section of industries and are served from 22 locations across Canada and one in the U.S. CSI is expected to generate approximately $100 million in annual revenues.

The Industrial Parts Group provides customers with supply chain efficiencies achieved through inventory management and logistical solutions coupled with Motion's vast product knowledge and system capabilities. The Company meets the MRO demand of a large and fragmented market with high levels of service in the areas of asset management, inventory and logistics management, product application and utilization management processes. A highly developed supply chain with vendor partnerships and customer connectivity are enhanced by Motion's leading e-business capabilities, such as MiSupplierConnect, which provides integration between the Company's information technology network and suppliers' systems, creating numerous benefits for both the supplier and customer.

Distribution System. In North America, the Industrial Parts Group operated 511 branches, 15 distribution centers and 42 service centers as of December 31, 2013. The distribution centers stock and distribute more than 240,000 different items purchased from more than 1,100 different suppliers. The service centers provide hydraulic, hose and mechanical repairs for customers. Approximately 34% of 2013 total industrial product purchases were made from 10 major suppliers. Sales are generated from the Industrial Parts Group's branches located in 49 states, Puerto Rico, nine provinces in Canada, and Mexico. Each branch has warehouse facilities that stock significant amounts of inventory representative of the products used by customers in the respective market area served.

Products. The Industrial Parts Group distributes a wide variety of parts and products to its customers, primarily industrial concerns. Products include such items as hoses, belts, bearings, pulleys, pumps, valves, chains, gears, sprockets, speed reducers, electric motors, and industrial supplies. In recent years, Motion expanded its offering to include systems and automation products in response to the increasing sophistication of motion control and process automation for full systems integration of plant equipment. Manufacturing trends and government policies have led to opportunities in the "green" and energy-efficient product markets, focusing on product offerings such as energy-efficient motors and drives, recyclable and environmentally friendly parts and supplies. The nature of this group's business demands the maintenance of adequate inventories and the ability to promptly meet demanding delivery requirements. Virtually all of the products distributed are installed by the customer or used in plant and facility maintenance activities. Most orders are filled immediately from existing stock and deliveries are normally made within 24 hours of receipt of order. The majority of all sales are on open account. Motion has ongoing purchase agreements with existing customers that represent approximately 50% of the annual sales volume.

Supply Agreements. Non-exclusive distributor agreements are in effect with most of the Industrial Parts Group's suppliers. The terms of these agreements vary; however, it has been the experience of the Industrial Parts Group that the custom of the trade is to treat such agreements as continuing until breached by one party or until terminated by mutual consent. Motion has return privileges with most of its suppliers, which has protected the Company from inventory obsolescence.

Segment Data. In the year ended December 31, 2013, sales from the Company's Industrial Parts Group approximated 31% of the Company's net sales, as compared to 34% in 2012 and 33% in 2011. For additional segment information, see Note 10 of Notes to Consolidated Financial Statements beginning on page F-1.

Competition. The industrial parts distribution business is highly competitive. The Industrial Parts Group competes with other distributors specializing in the distribution of such items, general line distributors and others who provide similar services. To a lesser extent, the Industrial Parts Group competes with manufacturers that sell directly to the customer. The Industrial Parts Group competes primarily on the breadth of product offerings, service and price. Further information regarding competition in the industry is set forth in "Item 1A. Risk Factors — We Face Substantial Competition in the Industries in Which We Do Business."

OFFICE PRODUCTS GROUP

The Office Products Group, operated through S. P. Richards Company ("S. P. Richards"), a wholly owned subsidiary of the Company, is headquartered in Atlanta, Georgia. S. P. Richards is engaged in the wholesale distribution of a broad line of office and other business related products through a diverse customer base of resellers. These products are used in homes, businesses, schools, offices, and other institutions. Office products fall into the general categories of computer supplies, imaging products, office furniture, office machines, general office products, school supplies, cleaning, janitorial, sanitation and breakroom supplies, safety and security items, healthcare products and disposable food service products.

The Office Products Group is represented in Canada through S. P. Richards Canada, a wholly-owned subsidiary of the Company headquartered near Toronto, Ontario. S. P. Richards Canada services office product resellers throughout Canada from locations in Vancouver, Toronto, Calgary, Edmonton and Winnipeg.

Effective February 1, 2014, S. P. Richards acquired the assets of Garland C. Norris Company, Inc. ("GCN"), headquartered in Apex, North Carolina. GCN is a regional wholesale distributor of food service disposables and janitorial and cleaning supplies, with annual revenues of approximately $35 million.

Distribution System. The Office Products Group distributes more than 55,000 items to over 4,300 resellers and distributors throughout the United States and Canada from a network of 41 distribution centers. This group's network of strategically located distribution centers provides overnight delivery of the Company's comprehensive product offering. Approximately 47% of the Company's 2013 total office products purchases were made from 10 major suppliers.

The Office Products Group sells to a wide variety of resellers. These resellers include independently owned office product dealers, national office product superstores and mass merchants, large contract stationers, mail order companies, Internet resellers, college bookstores, military base stores, office furniture dealers, value-added technology resellers, business machine dealers, janitorial and sanitation supply distributors, safety product resellers and food service distributors. Resellers are offered comprehensive marketing programs, which include print and electronic catalogs and flyers, electronic content for reseller websites, and education and training resources. In addition, market analytics programs are made available to qualified resellers.

Products. The Office Products Group distributes computer supplies including storage media, printer supplies and computer accessories; office furniture including desks, credenzas, chairs, chair mats, partitions, file cabinets and computer furniture; office machines including telephones, answering machines, calculators, fax machines, multi-function copiers, printers, digital cameras, televisions, laminators and shredders; general office supplies including desk accessories, business forms, accounting supplies, binders, filing supplies, report covers, writing instruments, envelopes, note pads, copy paper, mailroom and shipping supplies, drafting supplies and audiovisual supplies; school supplies including bulletin boards, teaching aids and art supplies; healthcare products including exam room supplies and accessories; janitorial and cleaning supplies; safety supplies; disposable food service products; and breakroom supplies including napkins, utensils, snacks and beverages. S. P. Richards has return privileges with most of its suppliers, which have protected the Company from inventory obsolescence.

While the Company's inventory includes products from nearly 600 of the industry's leading manufacturers worldwide, S. P. Richards also markets products under its eight proprietary brands. These brands include: Sparco™, an economical line of office supply basics; Compucessory®, a line of computer accessories; Lorell™, a line of office furniture; NatureSaver®, an offering of recycled products; Elite Image®, a line of new and remanufactured toner cartridges, premium papers and labels; Integra™, a line of writing instruments; Genuine Joe®, a line of cleaning and breakroom products; and Business Source®, a line of basic office supplies available only to independent resellers. Through the Company's FurnitureAdvantage™ program, S. P. Richards provides resellers with an additional 11,000 furniture items made available to consumers in 7 to 10 business days.

Segment Data. In the year ended December 31, 2013, sales from the Company's Office Products Group approximated 12% of the Company's net sales, as compared to 13% in 2012 and 14% in 2011. For additional segment information, see Note 10 of Notes to Consolidated Financial Statements beginning on page F-1.

Competition. The office products distribution business is highly competitive. In the distribution of its product offering to resellers, S. P. Richards competes with many other wholesale distributors, as well as with certain manufacturers of office products. S. P. Richards competes primarily on price, product offerings, service, marketing programs and brand recognition. Further information regarding competition in the industry is set forth in "Item 1A. Risk Factors — We Face Substantial Competition in the Industries in Which We Do Business."

ELECTRICAL/ELECTRONIC MATERIALS GROUP

The Electrical/Electronic Materials Group was formed on July 1, 1998 through the acquisition of EIS, Inc. ("EIS"), a wholly-owned subsidiary of the Company headquartered in Atlanta, Georgia. This Group distributes materials to more than 20,000 electrical and electronic manufacturers, as well as industrial assembly and specialty wire and cable markets in North America. With 47 branch locations in the United States, Puerto Rico, the Dominican Republic, Mexico and Canada, this Group distributes over 100,000 items including wire and cable, insulating and conductive materials, assembly tools and test equipment. EIS also has six manufacturing facilities that provide custom fabricated parts.

In 2013, EIS made two strategic acquisitions. Effective August 1, 2013, EIS acquired the assets of Trient Technologies Inc., a fabricator of flexible materials with one location in Woodville, Wisconsin and annual revenues of approximately $9 million. Effective October 31, 2013, EIS acquired the assets of Tekra Corporation ("Tekra"), headquartered in New Berlin, Wisconsin. Tekra is an independent fabricator and coater of films and flexible materials with approximately $75 million in annual revenues.

Additionally, effective February 1, 2014, EIS acquired the assets of Electro-Wire, Inc. ("Electro-Wire"). Headquartered in Schaumburg, Illinois, Electro-Wire is a North American distributor and contract manufacturer of specialty wire and cable products with four locations in the U.S. and primarily serving the telecom and transit markets. Electro-Wire is expected to generate approximately $100 million in annual revenues.

Distribution System. The Electrical/Electronic Materials Group provides distribution services to OEM's, motor repair shops, specialty wire and cable users and a broad variety of industrial assembly markets. EIS actively utilizes its e-commerce Internet site to present its products to customers while allowing these on-line visitors to conveniently purchase from a large product assortment.

Electrical and electronic, industrial assembly, and wire and cable products are distributed from warehouse locations in major user markets throughout the United States, as well as in Mexico, Canada, Puerto Rico, and the Dominican Republic. EIS has return privileges with some of its suppliers, which have protected the Company from inventory obsolescence.

Products. The Electrical/Electronic Materials Group distributes a wide variety of products to customers from over 350 vendors. These products include custom fabricated flexible materials that are used as components within a customer's manufactured finished product in a variety of market segments. Among the products distributed and fabricated are such items as magnet wire, conductive materials, electrical wire and cable, insulating and shielding materials, assembly tools, test equipment, adhesives and chemicals, pressure sensitive tapes, solder, anti-static products, thermal management products and coated films. To meet the prompt delivery demands of its customers, this Group maintains large inventories. The majority of sales are on open account. Approximately 45% of 2013 total Electrical/Electronic Materials Group purchases were made from 10 major suppliers.

Integrated Supply. The Electrical/Electronic Materials Group's integrated supply programs are a part of the marketing strategy, as a greater number of customers — especially national accounts — are given the opportunity to participate in this low-cost, high-service capability. The Group developed AIMS (Advanced Inventory

Management System), a totally integrated, highly automated solution for inventory management. The Group's Integrated Supply offering also includes AIMS EASI, an electronic vending dispenser used to eliminate costly tool cribs, or in-house stores, at customer warehouse facilities.

Segment Data. In the years ended December 31, 2013, 2012 and 2011, sales from the Company's Electrical/Electronic Materials Group approximated 4% of the Company's net sales. For additional segment information, see Note 10 of Notes to Consolidated Financial Statements beginning on page F-1.

Competition. The electrical and electronics distribution business is highly competitive. The Electrical/Electronic Materials Group competes with other distributors specializing in the distribution of electrical and electronic products, general line distributors and, to a lesser extent, manufacturers that sell directly to customers. EIS competes primarily on factors of price, product offerings, service and engineered solutions. Further information regarding competition in the industry is set forth in "Item 1A. Risk Factors — We Face Substantial Competition in the Industries in Which We Do Business."

ITEM 1A. *RISK FACTORS.*

FORWARD-LOOKING STATEMENTS

Some statements in this report, as well as in other materials we file with the SEC or otherwise release to the public and in materials that we make available on our website, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Senior officers may also make verbal statements to analysts, investors, the media and others that are forward-looking. Forward-looking statements may relate, for example, to future operations, prospects, strategies, financial condition, economic performance (including growth and earnings), industry conditions and demand for our products and services. The Company cautions that its forward-looking statements involve risks and uncertainties, and while we believe that our expectations for the future are reasonable in view of currently available information, you are cautioned not to place undue reliance on our forward-looking statements. Actual results or events may differ materially from those indicated in our forward-looking statements as a result of various important factors. Such factors include, but are not limited to, those discussed below.

Forward-looking statements are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our subsequent Forms 10-Q, Form 8-K and other reports to the SEC.

Set forth below are the material risks and uncertainties that, if they were to occur, could materially and adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements in this report and in the other public statements we make. Please be aware that these risks may change over time and other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our business, financial condition, results of operations or the trading price of our securities.

Our business will be adversely affected if demand for our products slows.

Our business depends on customer demand for the products that we distribute. Demand for these products depends on many factors.

With respect to our automotive group, the primary factors are:

- the number of miles vehicles are driven annually, as higher vehicle mileage increases the need for maintenance and repair;
- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranty or maintenance offered on new vehicles;
- the number of vehicles in current service that are six years old and older, as these vehicles are typically no longer under the original vehicle manufacturers' warranty and will need more maintenance and repair than newer vehicles;

- gas prices, as increases in gas prices may deter consumers from using their vehicles;
- changes in travel patterns, which may cause consumers to rely more on other transportation;
- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation, as consumers may be forced to have all diagnostic work, repairs and maintenance performed by the vehicle manufacturers' dealer networks; and
- the economy generally, which in declining conditions may cause consumers to defer vehicle maintenance and repair and defer discretionary spending.

With respect to our industrial parts group, the primary factors are:

- the level of industrial production and manufacturing capacity utilization, as these indices reflect the need for industrial replacement parts;
- changes in manufacturing reflected in the level of the Institute for Supply Management's Purchasing Managers Index, as an index reading of 50 or more implies an expanding manufacturing economy, while a reading below 50 implies a contracting manufacturing economy;
- the consolidation of certain of our manufacturing customers and the trend of manufacturing operations being moved overseas; and
- the economy in general, which in declining conditions may cause reduced demand for industrial output.

With respect to our office products group, the primary factors are:

- the increasing digitization of the workplace, as this impacts the need for certain office products;
- the level of unemployment, especially as it relates to white collar and service jobs, as this impacts the need for office products; and
- the economy in general, which in declining conditions may cause reduced demand for office products consumption.

With respect to our electrical/electronic materials group, the primary factors are:

- changes in manufacturing reflected in the level of the Institute for Supply Management's Purchasing Managers Index, as an index reading of 50 or more implies an expanding manufacturing economy, while a reading below 50 implies a contracting manufacturing economy; and
- the economy in general, which in declining conditions may cause reduced demand for industrial output.

Uncertainty and/or deterioration in general macro-economic conditions, including unemployment, inflation or deflation, high energy costs, uncertain credit markets, or other economic conditions, could have a negative impact on our business, financial condition, results of operations and cash flows.

Our business and operating results may in the future be adversely affected by uncertain global economic conditions, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices, volatile exchange rates, and other challenges that could affect the global economy. Both our commercial and retail customers may experience deterioration of their financial resources, which could result in existing or potential customers delaying or canceling plans to purchase our products. Our vendors could experience similar conditions, which could impact their ability to fulfill their obligations to us. Future weakness in the global economy could adversely affect our results of operations, financial condition and cash flows in future periods.

We depend on our relationships with our vendors, and a disruption of our vendor relationships or a disruption in our vendors' operations could harm our business.

As a distributor of automotive parts, industrial parts, office products and electrical/electronic materials, our business depends on developing and maintaining close and productive relationships with our vendors. We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. In our automotive business, the number of vendors could decrease considerably, and the prices charged to us by the remaining vendors could increase, to the extent that vehicle production slows due to a decline in consumer spending and, possibly, the failure of one or more of the large automobile manufacturers. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We face substantial competition in the industries in which we do business.

The sale of automotive and industrial parts, office products and electrical materials is highly competitive and impacted by many factors, including name recognition, product availability, customer service, anticipating changing customer preferences, store location, and pricing pressures. Because we seek to offer competitive prices, if our competitors reduce their prices, we may be forced to reduce our prices, which could result in a material decline in our revenues and earnings. Increased competition among distributors of automotive and industrial parts, office products and electronic materials, including internet-related initiatives, could cause a material adverse effect on our results of operations. The Company anticipates no decline in competition in any of its four business segments in the foreseeable future.

In particular, the market for replacement automotive parts is highly competitive and subjects us to a wide variety of competitors. We compete primarily with national and regional auto parts chains, independently owned regional and local automotive parts and accessories stores, automobile dealers that supply manufacturer replacement parts and accessories, mass merchandisers and wholesale clubs that sell automotive products and regional and local full service automotive repair shops. Furthermore, the automotive aftermarket has experienced consolidation in recent years. Consolidation among our competitors could further enhance their financial position, provide them with the ability to provide more competitive prices to customers for whom we compete, and allow them to achieve increased efficiencies in their consolidated operations that enable them to more effectively compete for customers. If we are unable to continue to develop successful competitive strategies or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

We may not be able to successfully implement our business initiatives in each of our four business segments to grow our sales and earnings, which could adversely affect our business, financial condition, results of operations and cash flows.

We have implemented numerous initiatives in each of our four business segments to grow sales and earnings, including the introduction of new and expanded product lines, strategic acquisitions, geographic expansion (including through acquisitions), sales to new markets, enhanced customer marketing programs and a variety of gross margin and cost savings initiatives. If we are unable to implement these initiatives efficiently and effectively, or if these initiatives are unsuccessful, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of these initiatives also depends on factors specific to the automotive parts industry and the other industries in which we operate and numerous other factors that may be beyond our control. In addition to the other risk factors contained in this "Item 1A. Risk Factors", adverse changes in the following factors could undermine our business initiatives and have a material adverse affect on our business, financial condition, results of operations and cash flows:

- the competitive environment in our end markets may force us to reduce prices below our desired pricing level or to increase promotional spending;
- our ability to anticipate changes in consumer preferences and to meet customers' needs for our products in a timely manner;

- our ability to successfully enter new markets, including by successfully identifying and acquiring suitable acquisition targets in these new markets;
- our ability to effectively manage our costs;
- our ability to continue to grow through acquisitions and successfully integrate acquired businesses in our existing operations; and
- the economy in general.

Because we are involved in litigation from time to time and are subject to numerous laws and governmental regulations, we could incur substantial judgments, fines, legal fees and other costs.

We are sometimes the subject of complaints or litigation from customers, employees or other third parties for various actions. The damages sought against us in some of these litigation proceedings are substantial. Although we maintain liability insurance for some litigation claims, if one or more of the claims were to greatly exceed our insurance coverage limits or if our insurance policies do not cover a claim, this could have a material adverse affect on our business, financial condition, results of operations and cash flows.

Additionally, we are subject to numerous federal, state and local laws and governmental regulations relating to environmental protection, product quality standards, building and zoning requirements, as well as employment law matters. If we fail to comply with existing or future laws or regulations, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

Not applicable.

ITEM 2. *PROPERTIES.*

The Company's headquarters and Automotive Parts Group headquarters are located in two office buildings owned by the Company in Atlanta, Georgia.

The Company's Automotive Parts Group currently operates 62 NAPA Distribution Centers in the United States distributed among ten geographic divisions. Approximately 90% of the distribution center properties are owned by the Company. At December 31, 2013, the Company operated approximately 1,100 NAPA AUTO PARTS stores located in 46 states, and the Company owned either a noncontrolling or controlling interest in 114 additional auto parts stores in nine states. Other than NAPA AUTO PARTS stores located within Company owned distribution centers, the majority of the automotive parts stores in which the Company has an ownership interest are operated in leased facilities. In addition, NAPA Canada/UAP operates 12 distribution centers and approximately 199 automotive parts and Traction stores in Canada, excluding any joint ventures. Auto Todo operates 11 distribution centers and eight stores and tire centers in Mexico. These operations are conducted in leased facilities. GPC Asia Pacific operates throughout Australia and New Zealand with eight distribution centers, 399 Repco stores and 61 branches associated with the Ashdown Ingram, Motospecs and McLeod operations. These distribution center, store and branch operations are conducted in leased facilities.

The Company's Automotive Parts Group also operates four Balkamp distribution/redistribution centers, four Rayloc distribution facilities and two transfer and shipping facilities. Nearly all of the Balkamp and Rayloc operations are conducted in facilities owned by the Company. Altrom Canada operates 13 import parts distribution centers and Altrom America operates two import parts distribution centers. The Heavy Vehicle Parts Group operates one TW distribution center, which serves 22 Traction stores of which 14 are company owned and located in the U.S. These operations are conducted in leased facilities.

The Company's Industrial Parts Group, operating through Motion and Motion Canada, operates 15 distribution centers, 42 service centers and 511 branches. Approximately 90% of these branches are operated in leased facilities.

The Company's Office Products Group operates 36 facilities in the United States and five facilities in Canada distributed among the Group's five geographic divisions. Approximately 75% of these facilities are operated in leased buildings.

The Company's Electrical/Electronic Materials Group operates in 47 locations in the United States, one location in Puerto Rico, one location in the Dominican Republic, three locations in Mexico and one location in Canada. All of this Group's 53 facilities are operated in leased buildings.

We believe that our facilities on the whole are in good condition, are adequately insured, are fully utilized and are suitable and adequate for the conduct of our current operations.

For additional information regarding rental expense on leased properties, see Note 4 of Notes to Consolidated Financial Statements beginning on page F-1.

ITEM 3. *LEGAL PROCEEDINGS.*

The Company is subject to various legal and governmental proceedings, many involving routine litigation incidental to the businesses, including approximately 3,000 product liability lawsuits resulting from its national distribution of automotive parts and supplies. Many of these involve claims of personal injury allegedly resulting from the use of automotive parts distributed by the Company. While litigation of any type contains an element of uncertainty, the Company believes that its defense and ultimate resolution of pending and reasonably anticipated claims will continue to occur within the ordinary course of the Company's business and that resolution of these claims will not have a material effect on the Company's business, results of operations or financial condition.

ITEM 4. *MINE SAFETY DISCLOSURES.*

Not applicable.

PART II.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information Regarding Common Stock

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "GPC". The following table sets forth the high and low sales prices for the common stock per quarter as reported on the New York Stock Exchange and dividends per share of common stock paid during the last two fiscal years:

	Sales Price of Common Shares			
	2013		2012	
	High	Low	High	Low
Quarter				
First	**$78.12**	**$64.43**	$66.43	$60.84
Second	**84.27**	**71.87**	66.50	55.58
Third	**85.41**	**77.80**	65.18	58.73
Fourth	**84.89**	**76.26**	66.90	59.53

	Dividends Declared per Share	
	2013	2012
Quarter		
First	**$0.5375**	$0.4950
Second	**0.5375**	0.4950
Third	**0.5375**	0.4950
Fourth	**0.5375**	0.4950

Stock Performance Graph

Set forth below is a line graph comparing the yearly dollar change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total shareholder return of the Standard and Poor's 500 Stock Index and a peer group composite index structured by the Company as set forth below for the five year period that commenced December 31, 2008 and ended December 31, 2013. This graph assumes that $100 was invested on December 31, 2008 in Genuine Parts Company Common Stock, the S&P 500 Stock Index (the Company is a member of the S&P 500, and its cumulative total shareholder return went into calculating the S&P 500 results set forth in the graph) and the peer group composite index as set forth below and assumes reinvestment of all dividends.

Comparison of five year cumulative total shareholder return


Genuine Parts Company
S&P 500
Peer Index
DOLLARS
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
2008
2009
2010
2011
2012
2013

Genuine Parts Company, S&P 500 Index and peer group composite index

Cumulative Total Shareholder Return $ at Fiscal Year End	2008	2009	2010	2011	2012	2013
Genuine Parts Company	100.00	105.22	147.87	182.23	195.48	263.01
S&P 500	100.00	126.46	145.50	148.58	172.35	228.17
Peer Index	100.00	142.97	207.35	199.05	227.70	321.78

In constructing the peer group composite index ("Peer Index") for use in the stock performance graph above, the Company used the shareholder returns of various publicly held companies (weighted in accordance with each company's stock market capitalization at December 31, 2008 and including reinvestment of dividends) that compete with the Company in three industry segments: automotive parts, industrial parts and office products (each group of companies included in the Peer Index as competing with the Company in a separate industry segment is hereinafter referred to as a "Peer Group"). Included in the automotive parts Peer Group are those companies making up the Dow Jones U.S. Auto Parts Index (the Company is a member of such industry group, and its individual shareholder return was included when calculating the Peer Index results set forth in the performance graph). Included in the industrial parts Peer Group are Applied Industrial Technologies, Inc. and Kaman Corporation and included in the office products Peer Group is United Stationers Inc. The Peer Index does not break out a separate electrical/electronic peer group due to the fact that there is currently no true market comparative to EIS. The electrical/electronic component of sales is redistributed to the Company's other segments on a pro rata basis to calculate the final Peer Index.

In determining the Peer Index, each Peer Group was weighted to reflect the Company's annual net sales in each industry segment. Each industry segment of the Company comprised the following percentages of the Company's net sales for the fiscal years shown:

Industry Segment	2008	2009	2010	2011	2012	2013
Automotive Parts	48%	52%	50%	49%	49%	53%
Industrial Parts	32%	29%	31%	33%	34%	31%
Office Products	16%	16%	15%	14%	13%	12%
Electrical/Electronic Materials	4%	3%	4%	4%	4%	4%

Holders

As of December 31, 2013, there were 5,071 holders of record of the Company's common stock. The number of holders of record does not include beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Issuer Purchases of Equity Securities

The following table provides information about the purchases of shares of the Company's common stock during the three month period ended December 31, 2013:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs
October 1, 2013 through October 31, 2013	215,475	$78.66	214,400	11,065,142
November 1, 2013 through November 30, 2013	276,080	$80.71	220,547	10,844,595
December 1, 2013 through December 31, 2013	190,561	$81.31	176,216	10,668,379
Totals	682,116	$80.23	611,163	10,668,379

(1) Includes shares surrendered by employees to the Company to satisfy tax withholding obligations in connection with the vesting of shares of restricted stock, the exercise of stock options and/or tax withholding obligations.

(2) On November 17, 2008, the Board of Directors announced that it had authorized the repurchase of 15 million shares. The authorization for this repurchase plan continues until all such shares have been repurchased or the repurchase plan is terminated by action of the Board of Directors. Approximately 10.7 million shares authorized in the 2008 plan remain available to be repurchased by the Company. There were no other publicly announced plans as of December 31, 2013.

ITEM 6. *SELECTED FINANCIAL DATA.*

The following table sets forth certain selected historical financial and operating data of the Company as of the dates and for the periods indicated. The following selected financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information beginning on page F-1, as well as in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.

Year Ended December 31,	2013	2012	2011	2010	2009
		(In thousands, except per share data)			
Net sales	**$14,077,843**	$13,013,868	$12,458,877	$11,207,589	$10,057,512
Cost of goods sold	**9,857,923**	9,235,777	8,852,837	7,954,645	7,047,750
Operating and non-operating expenses, net	**3,175,616**	2,759,159	2,715,234	2,491,161	2,365,597
Income before taxes	**1,044,304**	1,018,932	890,806	761,783	644,165
Income taxes	**359,345**	370,891	325,690	286,272	244,590
Net income	**$ 684,959**	$ 648,041	$ 565,116	$ 475,511	$ 399,575
Weighted average common shares outstanding during year — assuming dilution	**155,714**	156,420	157,660	158,461	159,707
Per common share:					
Diluted net income	**$ 4.40**	$ 4.14	$ 3.58	$ 3.00	$ 2.50
Dividends declared	**2.15**	1.98	1.80	1.64	1.60
December 31 closing stock price	**83.19**	63.58	61.20	51.34	37.96
Total debt, less current maturities	**500,000**	250,000	500,000	250,000	500,000
Total equity	**3,358,768**	3,008,179	2,753,591	2,763,486	2,590,144
Total assets	**$ 7,680,297**	$ 6,807,061	$ 6,202,774	$ 5,788,227	$ 5,327,872

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

OVERVIEW

Genuine Parts Company is a service organization engaged in the distribution of automotive parts, industrial parts, office products and electrical/electronic materials. We have a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2013, the Company conducted business throughout the United States, Canada, Australia, New Zealand, Mexico and Puerto Rico from approximately 2,600 locations.

We recorded consolidated net sales of $14.1 billion for the year ended December 31, 2013, an increase of 8% compared to $13.0 billion in 2012. Consolidated net income for the year ended December 31, 2013 was $685 million, up 6% from $648 million in 2012. The Company's internal growth initiatives, including the positive impact of acquisitions, as well as effective cost management, which we discuss further below, served to drive our solid financial performance for the year, despite the challenging market conditions that were experienced by our non-automotive business segments.

The 8% sales growth in 2013 follows a 4.5% revenue increase in 2012 and an 11% increase in revenues in 2011. Our 6% increase in net income follows a 15% increase in net income in 2012 and a 19% increase in net income in 2011. In 2011, we experienced strong and steady growth in three of our four business segments, as conditions in these industries improved significantly from the depressed levels associated with the recessionary period of 2009. These favorable conditions began to moderate following the first quarter of 2012, which created a more challenging sales environment over the balance of the year. In 2013, we continued to experience difficult market conditions in the Industrial, Electrical/Electronic and Office industries, while the Automotive business performed reasonably well. Over the three year period of 2011 through 2013, our financial performance was positively impacted by a variety of initiatives we implemented to grow sales and earnings in each of our four businesses. Examples of such initiatives include strategic acquisitions, the introduction of new and expanded product lines, geographic expansion, sales to new markets, enhanced customer marketing programs and a variety of gross margin and cost savings initiatives. We discuss these initiatives further below.

With regard to the December 31, 2013 consolidated balance sheet, the Company's cash balance of $197 million was down from cash of $403 million at December 31, 2012, due primarily to recent acquisitions in our Automotive, Industrial and Electrical/Electronic business segments during 2013, which are discussed further under Liquidity and Capital Resources. The Company continues to maintain a strong cash position, supported by the increase in net income and ongoing working capital management in 2013. Accounts receivable increased by approximately 12%, which is less than our sales increase in the fourth quarter of the year, and inventory was up by approximately 13%, or approximately 1% before the impact of acquisitions. Accounts payable increased $588 million or 35% from the prior year. The significant increase in this line item is due primarily to improved payment terms with certain suppliers. Additionally, accounts payable associated with acquisitions accounted for approximately 10% of the increase. Total debt outstanding at December 31, 2013 was $765 million, an increase of $265 million from $500 million at December 31, 2012.

RESULTS OF OPERATIONS

Our results of operations are summarized below for the three years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,		
	2013	**2012**	**2011**
	(In thousands except per share data)		
Net Sales	**$14,077,843**	$13,013,868	$12,458,877
Gross Profit	**4,219,920**	3,778,091	3,606,040
Net Income	**684,959**	648,041	565,116
Diluted Earnings Per Share	**4.40**	4.14	3.58

Net Sales

Consolidated net sales for the year ended December 31, 2013 totaled $14.1 billion, an 8% increase from 2012 driven by an 18.5% increase in the Automotive segment, that was offset by a 1% sales decrease in our non-automotive businesses. Acquisitions, primarily in Automotive, but also in the Industrial and Electrical/Electronic businesses, contributed 7% to our total sales growth and increased sales volume accounted for the remaining 1%. The impact of product inflation varied by business again in 2013 and, cumulatively, prices were flat in the Automotive segment, up approximately 1% in the Industrial and Electrical/Electronic segments and up approximately 0.5% in the Office segment. The Company is well positioned to improve sales in 2014.

Consolidated net sales for the year ended December 31, 2012 totaled $13.0 billion, a 4.5% increase from 2011 and driven by sales increases in three of our four business segments. Acquisitions in our Automotive and Electrical businesses contributed 2% to our sales growth and increased sales volume added approximately 2% to sales. The impact of product inflation varied by business, as, cumulatively, prices in 2012 were flat in the Automotive segment, up approximately 2% in the Industrial segment, flat in the Electrical/Electronic segment and up approximately 3% in the Office segment.

Automotive Group

Net sales for the Automotive Group ("Automotive") were $7.5 billion in 2013, an increase of 18.5% from 2012. The increase in sales for the year was primarily due to the April 1, 2013 acquisition of GPC Asia Pacific, formerly Exego, and the May 1, 2012 acquisition of Quaker City Motor Parts Co. ("Quaker City"). Combined, these acquisitions contributed approximately 15% to sales. Additionally, Automotive achieved a positive comparable store sales increase of approximately 4%, offset slightly by the 0.5% negative impact of currency associated with our Canadian business. Automotive sales were not materially impacted by product inflation or the effect of currency associated with our Mexican businesses. In 2013, Automotive revenues were up 3% in the first quarter, then up 22% in the second and third quarters and up 25% in the fourth quarter. We believe that the underlying fundamentals in the automotive aftermarket, including the overall aging of the vehicle population, remain solid and will serve to drive increased demand for automotive aftermarket maintenance and supply items in 2014. Based on these fundamentals and the internal growth initiatives in our Automotive business, we expect to grow our sales for this group again in 2014.

Net sales for Automotive were $6.3 billion in 2012, an increase of 4% from 2011. The increase in sales for the year was primarily due to the May 1, 2012 acquisition of Quaker City, which contributed approximately 3% to sales. Additionally, Automotive achieved a positive comparable store sales increase of slightly more than 1%. Automotive sales were not materially impacted by product inflation or the effect of currency associated with our Canadian and Mexican businesses. In 2012, Automotive revenues were up 6% in the first quarter, then up 4% in the second quarter, up 2.5% in the third quarter and up 5% in the fourth quarter.

Industrial Group

Net sales for Motion Industries, our Industrial Group ("Industrial"), were $4.4 billion in 2013, down slightly compared to 2012. Sales volumes in this business were down approximately 1% from the prior year, while higher transaction values associated with product inflation added 1% to sales in 2013. The slight positive impact on sales from acquisitions was offset by the slight negative impact of currency associated with our Canadian business. Industrial revenues were down 2% in the first quarter of 2013 , down 1% in the second quarter, down 2.5% in the third quarter and up 3% in the fourth quarter. We expect the recent acquisitions for this business segment, as well as other internal growth initiatives and relatively stable manufacturing indicators, to provide us ample growth opportunities for our Industrial business in 2014.

Net sales for Industrial, were $4.5 billion in 2012, an increase of 7% compared to 2011. The positive impact of Industrial's internal sales initiatives, which drove higher sales volume, contributed 5% to sales. Higher transaction values in 2012 associated with product inflation added another 2% to sales. There was no material impact on sales from acquisitions and no effect of currency associated with our Canadian business. Industrial revenues were up 12% in the first quarter of 2012, up 8% in the second quarter, then up 4.5% and 2% in the third and fourth quarters, respectively.

Office Group

Net sales for S. P. Richards, our Office Products Group ("Office"), were $1.6 billion in 2013, a 3% decrease in sales from 2012. The industry-wide weakness in office products consumption, driven by the ongoing elevated levels of white collar unemployment and the declining demand for paper and paper-based office products due to workplace digitization, continues to pressure this segment, and we do not expect any meaningful improvement in these conditions in the near future. Overall, sales volume in Office declined by approximately 3.5% for the year, offset by the benefit of slightly higher transaction values associated with price inflation of 0.5%. Sales decreased by 1% in the first quarter, 3% in the second and third quarters and 4% in the fourth quarter of 2013. Our focus in 2014 will be on market share initiatives, product line extensions and further diversification of our product and customer portfolios.

Net sales for Office were $1.7 billion in 2012, flat with revenues in 2011. Overall, sales volume in Office declined by 3% for the year, offset by higher transaction values associated with price inflation of approximately 3%. Sales decreased by 1% in the first, second and third quarters, and were up 3% in the fourth quarter of 2012.

Electrical/Electronic Group

Net sales for EIS, our Electrical and Electronic Group ("Electrical/Electronic"), decreased to $569 million in 2013, down 2% from 2012. The decrease in revenues is attributable to several factors, as sales volume was down by 5% and copper pricing negatively impacted sales by 1% relative to 2012. These items were partially offset by a 3% positive sales contribution from acquisitions and the benefit of higher transaction values associated with 1% price inflation for the year. Sales for Electrical/Electronic decreased by 5% in the first quarter, 4% in the second quarter and 5% in the third quarter and were up 6% in the fourth quarter. Despite the slow market conditions for this segment in 2013, we expect the Electrical/Electronic business to benefit from its internal growth initiatives, a gradually improving manufacturing environment and the incremental revenue from their recently completed acquisitions in the periods ahead.

Net sales for Electrical/Electronic increased to $583 million in 2012, up 4.5% from 2011. The increase in revenues is due primarily to acquisitions, which contributed approximately 8% to our sales growth in 2012. A 2.5% decrease in sales volume and a 1% negative impact from copper pricing for the year served to offset this increase. Sales for Electrical/Electronic increased by 5% in the first quarter, and were up 9% in the second quarter, up 5% in the third quarter and were down 2% in the fourth quarter.

Cost of Goods Sold

The Company includes in Cost of goods sold the actual cost of merchandise, which represents the vast majority of this line item. Other costs in Cost of goods sold include warranty costs and in-bound freight from the supplier, net of any vendor allowances and incentives. Cost of goods sold was $9.9 billion, $9.2 billion and $8.9 billion in 2013, 2012 and 2011, respectively. The 7% increase in cost of goods sold in 2013 from 2012 is directly related to the sales increase for the same period, as product inflation was relatively insignificant and actual costs were relatively unchanged from the prior year. Cost of goods sold represented 70.0% of net sales in 2013, 71.0 % of net sales in 2012 and 71.1% of net sales in 2011. The 100 basis point decrease in cost of goods sold as a percent of net sales in 2013 primarily reflects the positive gross margin impact of the 100% company owned store model at GPC Asia Pacific. Other changes in cost of goods sold, including the slight decrease in 2012 from 2011, reflect our gross margin initiatives to enhance our pricing strategies, promote and sell higher margin products and minimize material acquisition costs.

In 2013, the Industrial, Electrical/Electronic and Office business segments experienced slight vendor price increases. In 2012, only the Industrial and Office business segments experienced vendor price increases. In 2011, all four of our business segments experienced vendor price increases. In any year where we experience price increases, we are able to work with our customers to pass most of these along to them.

Operating Expenses

The Company includes in Selling, administrative and other expenses ("SG&A"), all personnel and personnel related costs at its headquarters, distribution centers and stores, which accounts for approximately 65% of total SG&A. Additional costs in SG&A include our facilities, delivery, marketing, advertising, legal and professional costs.

SG&A increased by $371 million or approximately 14% to $3.0 billion in 2013, representing 21.4% of net sales, which compares to 20.4% of net sales in 2012. Primarily, the increase in SG&A expenses as a percentage of net sales from the prior year is due to the 100% company owned store model at GPC Asia Pacific, which serves to increase both gross profit and SG&A expenses. Additionally, we experienced decreased expense leverage in 2013 associated with the weak sales environment in our non-automotive businesses throughout the year. These items were partially offset by a $54 million one-time gain, net of other expense adjustments, recorded to SG&A in the second quarter of 2013 as a purchase accounting adjustment associated with the April 1, 2013 acquisition of GPC Asia Pacific. Our management teams remain focused on properly managing the Company's expenses and continuing to assess the appropriate cost structure in our businesses. Depreciation and amortization expense was $134 million in 2013, an increase of $36 million or 36% from 2012. This increase primarily relates to the depreciation for higher levels of capital expenditures and the amortization associated with acquisitions during the year. The provision for doubtful accounts was $9 million in 2013, an increase from $8 million in 2012. We believe the Company is adequately reserved for bad debts at December 31, 2013.

SG&A increased by $54 million or approximately 2% to $2.6 billion in 2012, representing 20.4% of net sales and down from 20.8% of net sales in 2011. SG&A expenses as a percentage of net sales improved from the prior year due to slightly greater expense leverage associated with our sales growth, combined with management's ongoing cost control measures in areas such as personnel, freight, fleet and logistics. Excluding acquisitions, the Company's headcount at December 31, 2012 decreased by approximately 1% from 2011. These expense initiatives have served to further improve the Company's cost structure. Depreciation and amortization expense was $98 million in 2012, an increase of $9 million or 11% from 2011. This increase primarily relates to the amortization associated with acquisitions during the year. The provision for doubtful accounts was $8 million in 2012, down $5 million or 40% from $13 million in 2011.

Total share-based compensation expense for the years ended December 31, 2013, 2012 and 2011 was $12.6 million, $10.7 million and $7.5 million, respectively. Refer to Note 5 of the Consolidated Financial Statements for further information regarding share-based compensation.

Non-Operating Expenses and Income

Non-operating expenses consist primarily of interest. Interest expense was $27 million in 2013, $20 million in 2012 and $27 million in 2011. The $7 million increase in interest expense in 2013 is due to higher debt levels incurred for the GPC Asia Pacific acquisition. In November 2013, the Company renewed certain debt at a favorable interest rate and although the renewal did not materially reduce interest expense in 2013, the new interest rate will save approximately $4 million in annual interest expense beginning in 2014. In 2012, the Company benefited from an improved interest rate on certain long-term debt, effective November 2011, which reduced interest expense by $7 million from the prior year.

In "Other", the net benefit of interest income, equity method investment income and noncontrolling interests in 2013 was $13 million, a decrease of $3 million from 2012. These items had increased to $16 million in 2012, up approximately $8 million from 2011. This increase reflects the Company's equity income recorded in 2012 for its 30% investment interest in GPC Asia Pacific.

Income Before Income Taxes

Income before income taxes was $1.0 billion in 2013, an increase of 2.5% from 2012. As a percentage of net sales, income before income taxes was 7.4% in 2013 compared to 7.8% in 2012. In 2012, income before income taxes of $1.0 billion was up 14% from $891 million in 2011 and as a percentage of net sales was 7.8%, an increase from 7.1% in 2011.

Automotive Group

Automotive income before income taxes as a percentage of net sales, which we refer to as operating margin, was steady with the prior year at 8.6%. The changes in gross profit and operating costs as a percentage of net sales, which related primarily to the acquisition of GPC Asia Pacific, were relatively neutral to operating profit during the year. Looking forward, Automotive's initiatives to grow sales and control costs are intended to improve its operating margin in the years ahead.

Automotive's operating margin increased to 8.6% in 2012 from 7.7% in 2011. The improvement in operating margin for 2012 is attributed primarily to effective cost controls and cost reductions implemented during the year. A slight increase in gross margin also positively impacted the operating margin.

Industrial Group

Industrial's operating margin decreased to 7.2% in 2013 from 7.9% in 2012. The decrease in operating margin in 2013 is due to the combination of reduced expense leverage associated with the slight decrease in sales relative to the prior year and the decline in volume incentives for the year. These items were partially offset by effective cost control measures. Industrial has made several recent acquisitions which will positively impact this segment and will continue to focus on its many sales initiatives and cost controls to further improve its operating margin in the years ahead.

Industrial's operating margin decreased to 7.9% in 2012 from 8.1% in 2011. The decrease in operating margin in 2012 is due to the combination of reduced expense leverage associated with slower sales growth relative to the prior year and the decline in volume incentives for the year. These items were partially offset by effective cost control measures.

Office Group

Office's operating margin decreased to 7.5% in 2013 from 8.0% in 2012, primarily related to the reduced expense leverage associated with the decrease in sales for this segment relative to 2012. Previously, the operating margin at Office was relatively steady over the last few years, at 8.0% in 2012 and 7.9% in 2011. In each of these periods, the cost savings measures in the Office segment were somewhat offset by the ongoing gross margin pressures associated with the slow demand for office products across the industry. Office will continue to focus on its sales initiatives and cost controls to further improve its operating margin in the years ahead.

Electrical/Electronic Group

Electrical/Electronic's operating margin decreased to 8.4% in 2013 from 8.7% in 2012. The slight decline in operating margin is primarily due loss of expense leverage associated with the sales decrease for this segment in 2013 relative to 2012. Electrical/Electronic will continue to focus on its sales initiatives and cost controls to improve its operating margin in the years ahead.

Electrical/Electronic's operating margin increased to 8.7% in 2012 from 7.3% in 2011. The increase in operating margin in 2012 is primarily due to the positive impact of effective cost management as well as an improved gross margin. The improvement in gross margin reflects several factors, including higher margin business associated with recent acquisitions, and the decrease in copper prices during the year, which generally do not affect profit dollars, but positively impact margins, as the standard industry practice is to bill copper to the customer at cost.

Income Taxes

The effective income tax rate of 34.4% in 2013 was down from 36.4% in 2012. The decrease reflects the favorable impact of a lower Australian tax rate applied to the pre-tax earnings of GPC Asia Pacific, as well as the favorable tax rate applied to the one-time acquisition gain recorded in the second quarter of 2013. The income tax rate of 36.4% in 2012 was down slightly from 36.6% in 2011, primarily due to the favorable impact of a retirement asset valuation adjustment in 2012 relative to 2011.

Net Income

Net income was $685 million in 2013, an increase of 6% from $648 million in 2012. On a per share diluted basis, net income was $4.40 in 2013 compared to $4.14 in 2012, up 6%. Net income in 2013 was 4.9% of net sales compared to 5.0% of net sales in 2012.

In connection with the acquisition of GPC Asia Pacific, the Company recorded one-time positive purchase accounting adjustments of $33 million or $0.21 per diluted share in 2013.

Net income was $648 million in 2012, an increase of 15% from $565 million in 2011. On a per share diluted basis, net income was $4.14 in 2012 compared to $3.58 in 2011, up 16%. Net income in 2012 was 5.0% of net sales compared to 4.5% of net sales in 2011.

In December 2012, the Company's U.S. Defined Benefit Plan was amended to reflect a hard freeze as of December 31, 2013. The Company recorded a one-time noncash curtailment gain of $23.5 million or $0.10 per diluted share in the fourth quarter of 2012 in connection with this amendment.

FINANCIAL CONDITION

Our cash balance of $197 million at December 31, 2013 reflects a decrease of 51% compared to our cash balance of $403 million at December 31, 2012. In 2013, record levels of cash from operations provided by the increase in net income and ongoing working capital management was offset by approximately $712 million used for the acquisition of businesses and other investing activities. The Company's accounts receivable balance at December 31, 2013 increased by approximately 12% from the prior year, which is less than the Company's 13% sales increase for the fourth quarter of 2013. Inventory at December 31, 2013 was up by approximately 13% from December 31, 2012, which is primarily attributable to acquisitions. Excluding acquisitions, inventory was up by approximately 1% from the prior year. Accounts payable increased $588 million or approximately 35% from December 31, 2012 due primarily to improved payment terms with certain suppliers and the impact of the GPC Asia Pacific acquisition. Goodwill and other intangible assets increased by $492 million and $300, respectively, from December 31, 2012 due to the Company's acquisitions during the year, primarily GPC Asia Pacific. The change in our December 31, 2013 balances for deferred tax assets, down $182 million, and pension and other post-retirement benefits liabilities, down $433 million, from December 31, 2012, is primarily due to a change in funded status of the Company's pension plans in 2013. Finally, the change in our December 31, 2013 balance for other assets, down $241 million or 38%, is primarily due to the purchase of the remaining 70% interest in GPC Asia Pacific in 2013. Previously, the Company accounted for the 30% investment under the equity method of accounting, which was included in other assets in 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of capital consist primarily of cash flows from operations, supplemented as necessary by private issuances of debt and bank borrowings. We have $765 million of total debt outstanding at December 31, 2013, of which $250 million matures in November 2016 and $250 million matures in December 2023. In addition, the Company entered into a Syndicated Facility Agreement (the "Syndicated Facility") for $850 million in September 2012, which replaced the $350 million unsecured revolving line of credit that was scheduled to mature in December 2012. $265 million was outstanding under the Syndicated Facility or line of credit at December 31, 2013 and no amount was outstanding at December 31, 2012. Currently, we believe that our cash on hand and available short-term and long-term sources of capital are sufficient to fund the Company's operations, including working capital requirements, scheduled debt payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations, dividends, share repurchases and contemplated acquisitions.

The ratio of current assets to current liabilities was 1.6 to 1 at December 31, 2013 and this compares to 1.9 to 1 at December 31, 2012. Our liquidity position remains solid. The Company's total debt outstanding at December 31, 2013 is up $265 million or 53% from December 31, 2012 and primarily relates to the incremental borrowings utilized for the GPC Asia Pacific acquisition.

Sources and Uses of Net Cash

A summary of the Company's consolidated statements of cash flows is as follows:

	Year Ended December 31,			Percent Change	
Net Cash Provided by (Used in):	**2013**	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
		(In thousands)			
Operating Activities	**$1,056,731**	$ 906,438	$ 624,927	17%	45%
Investing Activities	**(825,579)**	(651,867)	(231,497)	27%	182%
Financing Activities	**(425,117)**	(378,834)	(394,140)	12%	(4)%

Net Cash Provided by Operating Activities:

The Company continues to generate cash and in 2013 net cash provided by operating activities totaled $1.1 billion. This reflects a 17% increase from 2012 as, collectively, trade accounts receivable, merchandise inventories and trade accounts payable net to a $278 million source of cash in 2013 compared to a $208 million source of cash in 2012. Additionally, net income and depreciation and amortization in 2013 increased by $37 million and $36 million, respectively, from 2012. Net cash provided by operating activities was $906 million in 2012, a 45% increase from 2011, as, collectively, trade accounts receivable, merchandise inventories and trade accounts payable represented a $208 million source of cash in 2012 compared to a $19 million use of cash in 2011. Additionally, net income in 2012 increased by $83 million.

Net Cash Used in Investing Activities:

Net cash flow used in investing activities was $826 million in 2013 compared to $652 million in 2012, an increase of 27%. Cash used for acquisitions of businesses and other investing activities in 2013 was $712 million, as previously discussed, or $154 million greater than in 2012. Capital expenditures of $124 million in 2013 increased by $22 million or 22% from 2012, but were within our estimate of $115 to $135 million, and we estimate that cash used for capital expenditures in 2014 will be approximately $140 to $160 million. Net cash flow used in investing activities was $652 million in 2012 compared to $231 million in 2011, an increase of 182%.

Cash used for acquisitions of businesses and other investing activities in 2012 was $558 million, as previously discussed, or $421 million greater than in 2011. Capital expenditures of $102 million in 2012 were relatively consistent with 2011.

Net Cash Used in Financing Activities:

The Company used $425 million of cash in financing activities in 2013, up 12% from the $379 million used in financing activities in 2012. Cash used in financing activities in 2012 was down $15 million or 4% from the $394 million used in 2011. For the three years presented, net cash used in financing activities was primarily for dividends paid to shareholders and repurchases of the Company's common stock. The Company paid dividends to shareholders of $326 million, $301 million and $276 million during 2013, 2012 and 2011, respectively. The Company expects this trend of increasing dividends to continue in the foreseeable future. During 2013, 2012 and 2011, the Company repurchased $121 million, $82 million and $122 million, respectively, of the Company's common stock. We expect to remain active in our share repurchase program, but the amount and value of shares repurchased will vary.

Notes and Other Borrowings

The Company maintains an $850 million unsecured revolving line of credit with a consortium of financial institutions, which matures in September 2017 and bears interest at LIBOR plus a margin, which is based on the Company's leverage ratio (0.92% at December 31, 2013). The Company also has the option under this agreement to increase its borrowing an additional $350 million, as well as an option to decrease the borrowing capacity or terminate the Syndicated Facility with appropriate notice. At December 31, 2013, approximately $265 million was outstanding under this line of credit. No amounts were outstanding under this line of credit at December 31, 2012. Due to the workers' compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of approximately $62 million and $61 million outstanding at December 31, 2013 and 2012, respectively.

At December 31, 2013, the Company had unsecured Senior Notes outstanding under financing arrangements as follows: $250 million series D and E senior unsecured notes, 3.35% fixed, due 2016; and $250 million series F senior unsecured notes, 2.99% fixed, due 2023. These borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2013, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's total outstanding borrowings was approximately 2.82% at December 31, 2013 and 4.01% at December 31, 2012. Total interest expense, net of interest income, for all borrowings was $24.3 million, $19.6 million and $24.6 million in 2013, 2012 and 2011, respectively.

Contractual and Other Obligations

The following table shows the Company's approximate obligations and commitments, including interest due on credit facilities, to make future payments under specified contractual obligations as of December 31, 2013:

Contractual Obligations

	Payment Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
			(In thousands)		
Credit facilities	$ 863,212	$280,508	$281,002	$ 14,950	$286,752
Operating leases	728,600	191,400	261,300	126,400	149,500
Total contractual cash obligations	$1,591,812	$471,908	$542,302	$141,350	$436,252

Due to the uncertainty of the timing of future cash flows associated with the Company's unrecognized tax benefits at December 31, 2013, the Company is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $60 million of unrecognized tax benefits have been excluded from the contractual obligations table above. Refer to Note 6 of the Consolidated Financial Statements for a discussion on income taxes.

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in our estimates. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. The Company does not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements.

The Company guarantees the borrowings of certain independently owned automotive parts stores (independents) and certain other affiliates in which the Company has a noncontrolling equity ownership interest (affiliates). The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is generally equal to the total borrowings subject to the Company's guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings. The following table shows the Company's approximate commercial commitments as of December 31, 2013:

Other Commercial Commitments

		Amount of Commitment Expiration per Period			
	Total Amounts Committed	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**Over 5 Years**
		(In thousands)			
Line of credit	$ —	$ —	$ —	$ —	$—
Standby letters of credit	61,617	61,617	—	—	—
Guaranteed borrowings of independents and affiliates	258,703	92,190	165,251	1,262	—
Total commercial commitments	$320,320	$153,807	$165,251	$1,262	$—

In addition, the Company sponsors defined benefit pension plans that may obligate us to make contributions to the plans from time to time. Contributions in 2013 were $74 million. We expect to make a $51 million cash contribution to our qualified defined benefit plans in 2014, and contributions required for 2014 and future years will depend on a number of unpredictable factors including the market performance of the plans' assets and future changes in interest rates that affect the actuarial measurement of the plans' obligations.

Share Repurchases

In 2013, the Company repurchased approximately 1.5 million shares and the Company had remaining authority to purchase approximately 10.7 million shares at December 31, 2013.

CRITICAL ACCOUNTING POLICIES

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We describe in this section certain critical accounting policies that require us to make significant estimates, assumptions and judgments. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the consolidated financial statements. For further information on the critical accounting policies, see Note 1 of the Consolidated Financial Statements.

Inventories — Provisions for Slow Moving and Obsolescence

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts — Methodology

The Company evaluates the collectability of accounts receivable based on a combination of factors. The Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and periodically adjusts this estimate when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2013, 2012 and 2011, the Company recorded provisions for doubtful accounts of $8.7 million, $8.0 million, and $13.2 million, respectively.

Consideration Received from Vendors

The Company enters into agreements at the beginning of each year with many of its vendors that provide for inventory purchase incentives. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of these incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year. While management believes the Company will continue to receive consideration from vendors in 2014 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives in the future or that we will be able to achieve the specified volumes necessary to take advantage of such incentives.

Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets

At least annually, the Company evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance, among other factors. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating for impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Employee Benefit Plans

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the Company's pension plan assets. The pension plan investment strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plan funds are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return. The Company's investment strategy with respect to pension plan assets is to generate a return in excess of the passive portfolio benchmark (49% S&P 500 Index, 5% Russell Mid Cap Index, 8% Russell 2000 Index, 5% MSCI EAFE Index, 5% DJ Global Moderate Index and 28% BarCap U.S. Govt/Credit).

We make several critical assumptions in determining our pension plan assets and liabilities and related pension expense. We believe the most critical of these assumptions are the expected rate of return on plan assets and the discount rate. Other assumptions we make relate to employee demographic factors such as rate of compensation increases, mortality rates, retirement patterns and turnover rates.

Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2014 pension expense or income is 7.85% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a weighted average discount rate for the plans of 5.10% at December 31, 2013.

Net periodic benefit cost for our defined benefit pension plans was $51.1 million, $26.8 million and $32.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. The increase in pension cost in 2013 from 2012 was primarily due to the curtailment gain recorded in connection with the 2012 amendment to the U.S. defined benefit pension plan. Such curtailment gain, net of the change in assumptions for the rate of return on plan assets and discount rate, also accounts for the decrease in pension cost in 2012 from 2011. The 2012 amendment and related curtailment decreased benefit costs in 2012 and are discussed further below. Refer to Note 7 of the Consolidated Financial Statements for more information regarding employee benefit plans.

In December 2012, the Company's U.S. defined benefit plan was amended to reflect a hard freeze as of December 31, 2013. No further benefits were provided after this date for additional credited service or earnings and all participants became fully vested as of December 31, 2013. The Company recorded a $23.5 million non-cash curtailment gain in December 2012 in connection with this amendment.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of the quarterly results of operations for the years ended December 31, 2013 and 2012:

	Three Months Ended			
	March 31,	**June 30,**	**Sept. 30,**	**Dec. 31,**
	(In thousands except per share data)			
2013				
Net Sales	**$3,198,802**	**$3,675,997**	**$3,685,243**	**$3,517,801**
Gross Profit	**921,748**	**1,105,108**	**1,100,923**	**1,092,141**
Net Income	**144,389**	**216,357**	**173,746**	**150,467**
Earnings Per Share:				
Basic	**.93**	**1.40**	**1.12**	**.98**
Diluted	**.93**	**1.39**	**1.12**	**.97**
2012				
Net Sales	$3,181,288	$3,337,836	$3,375,778	$3,118,966
Gross Profit	919,111	972,286	976,036	910,658
Net Income	146,255	168,618	172,943	160,225
Earnings Per Share:				
Basic	.94	1.08	1.11	1.03
Diluted	.93	1.08	1.11	1.03

We recorded the quarterly earnings per share amounts as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share will not necessarily total the annual basic and diluted earnings per share.

The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes estimates and assumptions in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments (including adjustments for a majority of inventories that are valued under the last-in, first-out ("LIFO") method), customer sales returns, and volume incentives earned, among others. Bad debts are accrued based on a percentage of sales, and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual book-to-physical inventory adjustment and LIFO valuation. The methodology and practices used in deriving estimates and assumptions for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2013 and 2012 was not significant.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Although the Company does not face material risks related to interest rates and commodity prices, the Company is exposed to changes in foreign currency rates with respect to foreign currency denominated operating revenues and expenses.

Foreign Currency

The Company has translation gains or losses that result from translation of the results of operations of an operating unit's foreign functional currency into U.S. dollars for consolidated financial statement purposes. The Company's principal foreign currency exchange exposure is the Canadian dollar, the functional currency of our Canadian operations, and the Australian dollar, the functional currency of our Australasian operations. Foreign currency exchange exposure, particularly in regard to the Canadian and Australian dollar and, to a lesser extent, the Mexican peso, negatively impacted our results for the year ended December 31, 2013.

During 2013 and 2012, it was estimated that a 10% shift in exchange rates between those foreign functional currencies and the U.S. dollar would have impacted translated net sales by approximately $255 million and $176 million, respectively.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

The information required by this Item 8 is set forth in a separate section of this report. See "Index to Consolidated Financial Statements and Financial Statement Schedules" beginning on page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Management's conclusion regarding the effectiveness of disclosure controls and procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures, as such term is defined in SEC Rule 13a-15(e). Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

A report of management's assessment of our internal control over financial reporting, as such term is defined in SEC Rule 13a-15(f), as of December 31, 2013 is set forth in a separate section of this report. See "Index to Consolidated Financial Statements and Financial Statement Schedules" beginning on page F-1.

The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to the "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting", which is set forth in a separate section of this report. See "Index to Consolidated Financial Statements and Financial Statement Schedules" beginning on page F-1.

Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION.*

None.

PART III.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

EXECUTIVE OFFICERS OF THE COMPANY.

Executive officers of the Company are elected by the Board of Directors and each serves at the pleasure of the Board of Directors until his successor has been elected and qualified, or until his earlier death, resignation, removal, retirement or disqualification. The current executive officers of the Company are:

Thomas C. Gallagher, age 66, has been Chief Executive Officer since August 2004 and Chairman of the Board since February 2005. Mr. Gallagher served as President of the Company from 1990 until January 2012 and Chief Operating Officer of the Company from 1990 until August 2004.

Paul D. Donahue, age 57, has been a director of the Company since April 2012, was appointed President of the Company in January 2012, and has served as President of the Company's U.S. Automotive Parts Group since July 2009. Mr. Donahue served as Executive Vice President of the Company from August 2007 until his appointment as President in 2012. Previously, Mr. Donahue was President and Chief Operating Officer of S.P. Richards Company from 2004 to 2007 and was Executive Vice President-Sales and Marketing in 2003, the year he joined the Company.

Carol B. Yancey, age 50, was appointed Executive Vice President, Chief Financial Officer and Corporate Secretary of the Company in March 2013. Ms. Yancey was Senior Vice President — Finance and Corporate Secretary from 2005 until her appointment as Executive Vice President — Finance in November 2012. Previously, Ms. Yancey was named Vice President of the Company in 1999 and Corporate Secretary in 1995.

R. Bruce Clayton, age 67, has been the Senior Vice President-Human Resources at the Company since November 2004. Previously, Mr. Clayton held the position of Vice President-Risk Management and Employee Services from June 2000 to November 2004.

William J. Stevens, age 65, has been the President and Chief Executive Officer of Motion Industries since 1997. Previously, Mr. Stevens was President and Chief Operating Officer from 1994 to 1997. In 1993, Mr. Stevens served as Executive Vice President.

Further information required by this item is set forth under the heading "Nominees for Director", under the heading "Corporate Governance — Code of Conduct and Ethics", under the heading "Corporate Governance — Board Committees — Audit Committee", under the heading "Corporate Governance — Director Nominating Process" and under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION.*

Information required by this item is set forth under the headings "Executive Compensation", "Additional Information Regarding Executive Compensation", "2013 Grants of Plan-Based Awards", "2013 Outstanding Equity Awards at Fiscal Year-End", "2013 Option Exercises and Stock Vested", "2013 Pension Benefits", "2013 Nonqualified Deferred Compensation", "Post Termination Payments and Benefits", "Compensation, Nominating and Governance Committee Report", "Compensation, Nominating and Governance Committee Interlocks and Insider Participation" and "Compensation of Directors" of the Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

Certain information required by this item is set forth below. Additional information required by this item is set forth under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" of the Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table gives information as of December 31, 2013 about the common stock that may be issued under all of the Company's existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders:	359,200(2)	$43.82	—
	4,220,518(3)	$56.96	2,743,421(5)
Equity Compensation Plans Not Approved by Shareholders:	74,905(4)	n/a	925,095
Total	4,654,623	—	3,668,516

(1) Reflects the maximum number of shares issuable pursuant to the exercise or conversion of stock options, stock appreciation rights, restricted stock units and common stock equivalents. The actual number of shares issued upon exercise of stock appreciation rights is calculated based on the excess of fair market value of our common stock on date of exercise and the grant price of the stock appreciation rights.

(2) Genuine Parts Company 1999 Long-Term Incentive Plan, as amended

(3) Genuine Parts Company 2006 Long-Term Incentive Plan

(4) Genuine Parts Company Director's Deferred Compensation Plan, as amended

(5) All of these shares are available for issuance pursuant to grants of full-value stock awards.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

Information required by this item is set forth under the headings "Corporate Governance — Independent Directors" and "Transactions with Related Persons" of the Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

Information required by this item is set forth under the heading "Proposal 3. Ratification of Selection of Independent Auditors" of the Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(a) Documents filed as part of this report

(1) Financial Statements

The following consolidated financial statements of Genuine Parts Company and subsidiaries are included in this Annual Report on Form 10-K. See, also, the Index to Consolidated Financial Statements on Page F-1.

Report of independent registered public accounting firm on internal control over financial reporting

Report of independent registered public accounting firm on the financial statements

Consolidated balance sheets — December 31, 2013 and 2012

Consolidated statements of income and comprehensive income — Years ended December 31, 2013, 2012 and 2011

Consolidated statements of equity — Years ended December 31, 2013, 2012 and 2011

Consolidated statements of cash flows — Years ended December 31, 2013, 2012 and 2011

Notes to consolidated financial statements — December 31, 2013

(2) Financial Statement Schedules

The following consolidated financial statement schedule of Genuine Parts Company and subsidiaries, set forth immediately following the consolidated financials statements of Genuine Parts Company and Subsidiaries, is filed pursuant to Item 15(c):

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits.

The following exhibits are filed as part of or incorporated by reference in this report. Exhibits that are incorporated by reference to documents filed previously by the Company under the Securities Exchange Act of 1934, as amended, are filed with the Securities and Exchange Commission under File No. 1-5690. The Company will furnish a copy of any exhibit upon request to the Company's Corporate Secretary.

Exhibit 3.1 Amended and Restated Articles of Incorporation of the Company, as amended April 23, 2007. (Incorporated herein by reference from the Company's Current Report on Form 8-K, dated April 23, 2007.)

Exhibit 3.2 By-Laws of the Company, as amended and restated November 18, 2013. (Incorporated herein by reference from the Company's Current Report on Form 8-K, dated November 18, 2013.)

Exhibit 4.2 Specimen Common Stock Certificate. (Incorporated herein by reference from the Company's Registration Statement on Form S-1, Registration No. 33-63874.)

Instruments with respect to long-term debt where the total amount of securities authorized there under does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis have not been filed. The Registrant agrees to furnish to the Commission a copy of each such instrument upon request.

Exhibit 10.1* The Genuine Parts Company Tax-Deferred Savings Plan, effective January 1, 1993. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 3, 1995.)

Exhibit 10.2*	Amendment No. 1 to the Genuine Parts Company Tax-Deferred Savings Plan, dated June 1, 1996, effective June 1, 1996. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 7, 2005.)
Exhibit 10.3*	Genuine Parts Company Death Benefit Plan, effective July 15, 1997. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 10, 1998.)
Exhibit 10.4*	Amendment No. 2 to the Genuine Parts Company Tax-Deferred Savings Plan, dated April 19, 1999, effective April 19, 1999. (Incorporated herein by reference from the Company's Annual Report on Form10-K, dated March 10, 2000.)
Exhibit 10.5*	The Genuine Parts Company Original Deferred Compensation Plan, as amended and restated as of August 19, 1996. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 8, 2004.)
Exhibit 10.6*	Amendment to the Genuine Parts Company Original Deferred Compensation Plan, dated April 19, 1999, effective April 19, 1999. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 10, 2000.)
Exhibit 10.7*	Amendment No. 3 to the Genuine Parts Company Tax-Deferred Savings Plan, dated November 28, 2001, effective July 1, 2001. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 7, 2002.)
Exhibit 10.8*	Genuine Parts Company 1999 Long-Term Incentive Plan, as amended and restated as of November 19, 2001. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 21, 2003.)
Exhibit 10.9*	Amendment No. 4 to the Genuine Parts Company Tax-Deferred Savings Plan, dated June 5, 2003, effective June 5, 2003. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 8, 2004.)
Exhibit 10.10*	Genuine Parts Company Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2003, and executed November 11, 2003. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 8, 2004.)
Exhibit 10.11*	Amendment No. 5 to the Genuine Parts Company Tax-Deferred Savings Plan, dated December 28, 2005, effective January 1, 2006. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 3, 2006.)
Exhibit 10.12*	Amendment No. 2 to the Genuine Parts Company Death Benefit Plan, dated November 9, 2005, effective April 1, 2005. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated March 3, 2006.)
Exhibit 10.13*	Genuine Parts Company 2006 Long-Term Incentive Plan, effective April 17, 2006. (Incorporated herein by reference from the Company's Current Report on Form 8-K, dated April 18, 2006.)
Exhibit 10.14*	Amendment to the Genuine Parts Company 2006 Long-Term Incentive Plan, dated November 20, 2006, effective November 20, 2006. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 28, 2007.)
Exhibit 10.15*	Amendment No. 1 to the Genuine Parts Company Directors' Deferred Compensation Plan, dated November 19, 2007, effective January 1, 2008. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 29, 2008.)
Exhibit 10.16*	Amendment No. 6 to the Genuine Parts Company Tax-Deferred Savings Plan, dated November 28, 2007, effective January 1, 2008. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 29, 2008.)
Exhibit 10.17*	Amendment No. 2 to the Genuine Parts Company 2006 Long-Term Incentive Plan, dated November 19, 2007, effective November 19, 2007. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 29, 2008.)

Exhibit 10.18*	Genuine Parts Company Performance Restricted Stock Unit Award Agreement. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 29, 2008.)
Exhibit 10.19*	Genuine Parts Company Restricted Stock Unit Award Agreement. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 29, 2008.)
Exhibit 10.20*	Form of Amended and Restated Change in Control Agreement. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 29, 2008.)
Exhibit 10.21*	Genuine Parts Company Supplemental Retirement Plan, as amended and restated as of January 1, 2009. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 27, 2009.)
Exhibit 10.22*	Genuine Parts Company 2009 Annual Incentive Bonus Plan, dated March 31, 2009, effective January 1, 2009. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q dated May 7, 2009).
Exhibit 10.23*	Amendment No. 1 to the Genuine Parts Company Supplemental Retirement Plan, as amended and restated as of January 1, 2009, dated August 16, 2010, effective August 16, 2010. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 25, 2011.)
Exhibit 10.24*	Amendment No. 2 to the Genuine Parts Company Supplemental Retirement Plan, as amended and restated as of January 1, 2009, dated November 16, 2010, effective January 1, 2011. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 25, 2011.)
Exhibit 10.25*	Amendment No. 7 to the Genuine Parts Company Tax-Deferred Savings Plan, dated November 16, 2010, effective January 1, 2011. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 25, 2011.)
Exhibit 10.26*	Description of Director Compensation. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q, dated August 4, 2011.)
Exhibit 10.27*	Amendment No. 2 to the Genuine Parts Company Director's Deferred Compensation Plan, dated December 7, 2012, effective December 7, 2012. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 26, 2013.)
Exhibit 10.28*	Amendment No. 8 to the Genuine Parts Company Tax-Deferred Savings Plan, dated December 7, 2012, effective December 7, 2012. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 26, 2013.)
Exhibit 10.29*	Amendment No. 3 to the Genuine Parts Company Supplemental Retirement Plan, as amended and restated as of January 1, 2009, dated December 7, 2012, effective December 31, 2013. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 26, 2013.)
Exhibit 10.30*	Form of Amendment to the Amended and Restated Change in Control Agreement. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 26, 2013.)
Exhibit 10.31*	Genuine Parts Company Stock Appreciation Rights Agreement. (Incorporated herein by reference from the Company's Annual Report on Form 10-K, dated February 26, 2013.)

* Indicates management contracts and compensatory plans and arrangements.

Exhibit 21	Subsidiaries of the Company.
Exhibit 23	Consent of Independent Registered Public Accounting Firm.
Exhibit 31.1	Certification signed by Chief Executive Officer pursuant to SEC Rule 13a-14(a).
Exhibit 31.2	Certification signed by Chief Financial Officer pursuant to SEC Rule 13a-14(a).

Exhibit 32.1	Statement of Chief Executive Officer of Genuine Parts Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
Exhibit 32.2	Statement of Chief Financial Officer of Genuine Parts Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
Exhibit 101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2013 and 2012; (ii) the Consolidated Statements of Income and Comprehensive Income for the Years ended December 31, 2013, 2012 and 2011; (iii) the Consolidated Statements of Equity for the Years ended December 31, 2013, 2012 and 2011; (iv) the Consolidated Statements of Cash Flows for Years ended December 31, 2013, 2012 and 2011; (v) the Notes to the Consolidated Financial Statements, tagged as blocks of text; and (vi) Financial Statement Schedule II — Valuation and Qualifying Accounts.

(b) Exhibits

See the response to Item 15(a)(3) above.

(c) Financial Statement Schedules

See the response to Item 15(a)(2) above.

SIGNATURES.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENUINE PARTS COMPANY

/s/ Thomas C. Gallagher	2/27/14	**/s/ Carol B. Yancey**	2/27/14
Thomas C. Gallagher	(Date)	**Carol B. Yancey**	(Date)
Chairman and Chief Executive Officer		Executive Vice President and Chief Financial and Accounting Officer	

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ **Dr. Mary B. Bullock** 2/17/14
Dr. Mary B. Bullock (Date)
Director

/s/ **Paul D. Donahue** 2/17/14
Paul D. Donahue (Date)
Director

/s/ **Jean Douville** 2/17/14
Jean Douville (Date)
Director

/s/ **Thomas C. Gallagher** 2/17/14
Thomas C. Gallagher (Date)
Director
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ **George C. Guynn** 2/17/14
George C. Guynn (Date)
Director

/s/ **John R. Holder** 2/17/14
John R. Holder (Date)
Director

/s/ **John D. Johns** 2/17/14
John D. Johns (Date)
Director

/s/ **Michael M. E. Johns** 2/17/14
Michael M. E. Johns (Date)
Director

/s/ **Robert C. Loudermilk, Jr.** 2/17/14
Robert C. Loudermilk, Jr. (Date)
Director

/s/ **Wendy B. Needham** 2/17/14
Wendy B. Needham (Date)
Director

/s/ **Jerry W. Nix** 2/17/14
Jerry W. Nix (Date)
Director

/s/ **Gary W. Rollins** 2/17/14
Gary W. Rollins (Date)
Director

ANNUAL REPORT ON FORM 10-K

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Management

Genuine Parts Company

Management's Responsibility for the Financial Statements

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2013, 2012 and 2011. The opinion of Ernst & Young LLP, the Company's independent registered public accounting firm, on those consolidated financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.

Management's Report on Internal Control over Financial Reporting

The management of Genuine Parts Company and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and to the board of directors regarding the preparation and fair presentation of the Company's published consolidated financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. The Company's management did not include the internal controls of GPC Asia Pacific, which was acquired on April 1, 2013, and is included in the Company's 2013 consolidated balance sheet.

The Company's management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013.

In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on this assessment, management concluded that, as of December 31, 2013, the Company's internal control over financial reporting was effective.

Ernst & Young LLP has issued an audit report on the Company's operating effectiveness of internal control over financial reporting as of December 31, 2013. This report appears on page F-3.

Audit Committee Responsibility

The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.

/s/ Carol B. Yancey

CAROL B. YANCEY
Executive Vice President and Chief Financial Officer

February 27, 2014

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Genuine Parts Company and Subsidiaries

We have audited Genuine Parts Company and Subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Genuine Parts Company and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting section of the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GPC Asia Pacific, which is included in the 2013 consolidated financial statements of Genuine Parts Company and constituted approximately 16% of total assets and approximately 23% of net assets, as of December 31, 2013 and constituted 6% of revenues and less than 1% of net income for the year then ended. Our audit of internal control over financial reporting of Genuine Parts Company also did not include an evaluation of the internal control over the financial reporting of this entity.

In our opinion, Genuine Parts Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013 of Genuine Parts Company and Subsidiaries and our report dated February 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 27, 2014

Report of Independent Registered Public Accounting Firm on the Financial Statements

The Board of Directors and Shareholders of Genuine Parts Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and Subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Genuine Parts Company and Subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 27, 2014

Genuine Parts Company and Subsidiaries

Consolidated Balance Sheets

	December 31 2013	December 31 2012
	(In Thousands, Except Share Data and per Share Amounts)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 196,893**	$ 403,095
Trade accounts receivable, net	**1,664,819**	1,490,028
Merchandise inventories, net	**2,946,021**	2,602,560
Prepaid expenses and other current assets	**413,758**	324,448
Total current assets	**5,221,491**	4,820,131
Goodwill	**789,971**	298,040
Other intangible assets, less accumulated amortization	**499,385**	199,799
Deferred tax assets	**97,555**	279,463
Other assets	**401,834**	643,263
Property, plant, and equipment:		
Land	**87,658**	88,710
Buildings, less accumulated depreciation (2013 — $251,541; 2012 — $237,504)	**281,408**	266,694
Machinery and equipment, less accumulated depreciation (2013 — $555,895; 2012 — $522,136)	**300,995**	210,961
Net property, plant, and equipment	**670,061**	566,365
	$7,680,297	$6,807,061
Liabilities and equity		
Current liabilities:		
Trade accounts payable	**$2,269,671**	$1,681,900
Current portion of debt	**264,658**	250,000
Accrued compensation	**145,052**	115,348
Other accrued expenses	**411,680**	359,395
Dividends payable	**82,746**	76,641
Income taxes payable	**9,237**	4,354
Total current liabilities	**3,183,044**	2,487,638
Long-term debt	**500,000**	250,000
Pension and other post-retirement benefit liabilities	**140,171**	572,988
Deferred tax liabilities	**83,316**	—
Other long-term liabilities	**414,998**	488,256
Equity:		
Preferred stock, par value $1 per share — authorized 10,000,000 shares; none issued	**—**	—
Common stock, par value $1 per share — authorized 450,000,000 shares; issued and outstanding 153,773,098 in 2013 and 154,841,438 shares in 2012	**153,773**	154,841
Additional paid-in capital	**14,935**	—
Accumulated other comprehensive loss	**(397,655)**	(501,492)
Retained earnings	**3,578,021**	3,344,538
Total parent equity	**3,349,074**	2,997,887
Noncontrolling interests in subsidiaries	**9,694**	10,292
Total equity	**3,358,768**	3,008,179
	$7,680,297	$6,807,061

See accompanying notes.

Genuine Parts Company and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31		
	2013	2012	2011
	(In Thousands, Except per Share Amounts)		
Net sales	**$14,077,843**	$13,013,868	$12,458,877
Cost of goods sold	**9,857,923**	9,235,777	8,852,837
Gross margin	**4,219,920**	3,778,091	3,606,040
Operating expenses:			
Selling, administrative, and other expenses	**3,019,036**	2,648,430	2,594,372
Depreciation and amortization	**133,957**	98,383	88,936
Provision for doubtful accounts	**8,691**	8,047	13,248
Total operating expenses	**3,161,684**	2,754,860	2,696,556
Non-operating expenses (income):			
Interest expense	**26,971**	20,482	27,036
Other	**(13,039)**	(16,183)	(8,358)
Total non-operating expenses	**13,932**	4,299	18,678
Income before income taxes	**1,044,304**	1,018,932	890,806
Income taxes	**359,345**	370,891	325,690
Net income	**$ 684,959**	$ 648,041	$ 565,116
Basic net income per common share	**$ 4.43**	$ 4.17	$ 3.61
Diluted net income per common share	**$ 4.40**	$ 4.14	$ 3.58
Weighted average common shares outstanding	**154,636**	155,413	156,656
Dilutive effect of stock options and nonvested restricted stock awards	**1,078**	1,007	1,004
Weighted average common shares outstanding — assuming dilution	**155,714**	156,420	157,660
Net income	**$ 684,959**	$ 648,041	$ 565,116
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	**(168,703)**	23,846	(22,017)
Pension and postretirement benefit adjustments, net of income taxes of 2013 — ($175,297) , 2012 — $26,465, and 2011 — $98,973	**272,540**	(43,300)	(161,669)
Other comprehensive income (loss), net of tax	**103,837**	(19,454)	(183,686)
Comprehensive income	**$ 788,796**	$ 628,587	$ 381,430

See accompanying notes.

Genuine Parts Company and Subsidiaries

Consolidated Statements of Equity
(In Thousands, Except Share and per Share Amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Parent Equity	Non-controlling Interests in Subsidiaries	Total Equity
	Shares	Amount						
Balance at January 1, 2011	157,636,261	$157,636	$ —	$(298,352)	$2,895,307	$2,754,591	$ 8,895	$2,763,486
Net income	—	—	—	—	565,116	565,116	—	565,116
Other comprehensive loss, net of tax	—	—	—	(183,686)	—	(183,686)	—	(183,686)
Cash dividends declared, $1.80 per share	—	—	—	—	(281,790)	(281,790)	—	(281,790)
Stock options exercised, including tax benefit of $5,356	443,170	443	3,864	—	—	4,307	—	4,307
Share-based compensation	—	—	7,547	—	—	7,547	—	7,547
Purchase of stock	(2,428,315)	(2,428)	(11,411)	—	(108,239)	(122,078)	—	(122,078)
Noncontrolling interest activities	—	—	—	—	—	—	689	689
Balance at December 31, 2011	155,651,116	155,651	—	(482,038)	3,070,394	2,744,007	9,584	2,753,591
Net income	—	—	—	—	648,041	648,041	—	648,041
Other comprehensive loss, net of tax	—	—	—	(19,454)	—	(19,454)	—	(19,454)
Cash dividends declared, $1.98 per share	—	—	—	—	(307,603)	(307,603)	—	(307,603)
Stock options exercised, including tax benefit of $11,018	551,779	552	3,423	—	—	3,975	—	3,975
Share-based compensation	—	—	10,747	—	—	10,747	—	10,747
Purchase of stock	(1,361,457)	(1,362)	(14,170)	—	(66,294)	(81,826)	—	(81,826)
Noncontrolling interest activities	—	—	—	—	—	—	708	708
Balance at December 31, 2012	154,841,438	154,841	—	(501,492)	3,344,538	2,997,887	10,292	3,008,179
Net income	**—**	**—**	**—**	**—**	**684,959**	**684,959**	**—**	**684,959**
Other comprehensive income, net of tax	**—**	**—**	**—**	**103,837**	**—**	**103,837**	**—**	**103,837**
Cash dividends declared, $2.15 per share	**—**	**—**	**—**	**—**	**(332,322)**	**(332,322)**	**—**	**(332,322)**
Stock options exercised, including tax benefit of $12,905	**449,986**	**450**	**2,287**	**—**	**—**	**2,737**	**—**	**2,737**
Share-based compensation	**—**	**—**	**12,648**	**—**	**—**	**12,648**	**—**	**12,648**
Purchase of stock	**(1,518,326)**	**(1,518)**	**—**	**—**	**(119,154)**	**(120,672)**	**—**	**(120,672)**
Noncontrolling interest activities	**—**	**—**	**—**	**—**	**—**	**—**	**(598)**	**(598)**
Balance at December 31, 2013	**153,773,098**	**$153,773**	**$ 14,935**	**$(397,655)**	**$3,578,021**	**$3,349,074**	**$ 9,694**	**$3,358,768**

See accompanying notes.

Genuine Parts Company and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31		
	2013	2012	2011
		(In Thousands)	
Operating activities			
Net income	**$ 684,959**	$ 648,041	$ 565,116
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**133,957**	98,383	88,936
Excess tax benefits from share-based compensation	**(12,905)**	(11,018)	(5,356)
Gain on sale of property, plant, and equipment	**(4,729)**	(3,943)	(3,012)
Deferred income taxes	**(21,622)**	14,751	(2,337)
Share-based compensation	**12,648**	10,747	7,547
Gain on GPC Asia Pacific equity investment	**(59,000)**	—	—
Changes in operating assets and liabilities:			
Trade accounts receivable, net	**(116,080)**	13,366	(85,011)
Merchandise inventories, net	**(79,253)**	(25,845)	(19,624)
Trade accounts payable	**473,424**	220,694	85,766
Other short-term assets and liabilities	**(14,418)**	(86,294)	(52,166)
Other long-term assets and liabilites	**59,750**	27,556	45,068
	371,772	258,397	59,811
Net cash provided by operating activities	**1,056,731**	906,438	624,927
Investing activities			
Purchases of property, plant and equipment	**(124,063)**	(101,987)	(103,469)
Proceeds from sale of property, plant, and equipment	**10,657**	8,504	8,908
Acquisition of businesses and other investing activities	**(712,173)**	(558,384)	(136,936)
Net cash used in investing activities	**(825,579)**	(651,867)	(231,497)
Financing activities			
Proceeds from debt	**3,019,931**	750,000	250,000
Payments on debt	**(2,995,335)**	(750,000)	(250,000)
Stock options exercised	**(15,728)**	(7,043)	(1,049)
Excess tax benefits from share-based compensation	**12,905**	11,018	5,356
Dividends paid	**(326,217)**	(300,983)	(276,369)
Purchase of stock	**(120,673)**	(81,826)	(122,078)
Net cash used in financing activities	**(425,117)**	(378,834)	(394,140)
Effect of exchange rate changes on cash	**(12,237)**	2,304	(4,204)
Net decrease in cash and cash equivalents	**(206,202)**	(121,959)	(4,914)
Cash and cash equivalents at beginning of year	**403,095**	525,054	529,968
Cash and cash equivalents at end of year	**$ 196,893**	$ 403,095	$ 525,054
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Income taxes	**$ 342,372**	$ 381,407	$ 317,748
Interest	**$ 27,221**	$ 20,416	$ 27,640

See accompanying notes.

Genuine Parts Company and Subsidiaries

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Genuine Parts Company and all of its majority-owned subsidiaries (the Company) is a distributor of automotive replacement parts, industrial replacement parts, office products, and electrical/electronic materials. The Company serves a diverse customer base through approximately 2,600 locations in North America and Australasia and, therefore, has limited exposure from credit losses to any particular customer, region, or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company has evaluated subsequent events through the date the financial statements were issued.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Company. The net income attributable to noncontrolling interests is not material to the Company's consolidated net income. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Revenue Recognition

The Company records revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed and determinable and collectability is reasonably assured. Delivery is not considered to have occurred until the customer assumes the risks and rewards of ownership.

Foreign Currency Translation

The consolidated balance sheets and statements of income and comprehensive income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive loss.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectability of trade accounts receivable based on a combination of factors. The Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and periodically adjusts this estimate when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2013, 2012, and 2011, the Company recorded provisions for doubtful accounts of approximately $8,691,000, $8,047,000, and $13,248,000, respectively. At December 31, 2013 and 2012, the allowance for doubtful accounts was approximately $14,423,000 and $19,180,000, respectively.

Merchandise Inventories, Including Consideration Received From Vendors

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $432,150,000 and $428,260,000 higher than reported at December 31, 2013 and 2012, respectively. During 2013, 2012, and 2011 reductions in inventory levels in automotive parts inventories (2013 and 2012), industrial parts inventories (2013, 2012, and 2011), and electrical parts inventories (2012 and 2011) resulted in liquidations of LIFO inventory layers. The effect of the LIFO liquidation in 2013, 2012, and 2011 was to reduce cost of goods sold by approximately $5,000,000, $6,000,000, and $16,000,000, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors that provide for inventory purchase incentives. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of these incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year. While management believes the Company will continue to receive consideration from vendors in 2014 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

Goodwill

The Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. The present value of future cash flows approach was used to determine any potential impairment. The Company determined that goodwill was not impaired and, therefore, no impairments were recognized for the years ended December 31, 2013, 2012, or 2011. If an impairment occurs at a future date, it may have the effect of increasing the volatility of the Company's earnings.

Other Assets

Other assets are comprised of the following:

	December 31	
	2013	2012
	(In Thousands)	
Retirement benefit assets	**$ 41,919**	$ 4,021
Deferred compensation benefits	**24,939**	20,642
Investments	**28,760**	206,487
Cash surrender value of life insurance policies	**95,094**	78,860
Customer sales returns inventories	**55,200**	134,367
Other long-term prepayments and receivables	**155,922**	198,886
Total other assets	**$401,834**	$643,263

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets Other Than Goodwill

The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Other Long-Term Liabilities

Other long-term liabilities are comprised of the following:

	December 31	
	2013	2012
	(In Thousands)	
Post-employment and other benefit/retirement liabilities	**$ 55,150**	$ 35,273
Insurance liabilities	**47,930**	45,865
Other lease obligations	**27,815**	33,748
Other taxes payable	**59,107**	57,510
Customer deposits	**65,826**	161,936
Other	**159,170**	153,924
Total other long-term liabilities	**$414,998**	$488,256

Self-Insurance

The Company is self-insured for the majority of group health insurance costs. A reserve for claims incurred but not reported is developed by analyzing historical claims data provided by the Company's claims administrators. These reserves are included in accrued expenses in the accompanying consolidated balance sheets as the expenses are expected to be paid within one year.

Long-term insurance liabilities consist primarily of reserves for the workers' compensation program. In addition, the Company carries various large risk deductible workers' compensation policies for the majority of workers' compensation liabilities. The Company records the workers' compensation reserves based on an analysis performed by an independent actuary. The analysis calculates development factors, which are applied to total reserves as provided by the various insurance companies who underwrite the program. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect workers' compensation costs.

Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive loss is comprised of the following:

	December 31	
	2013	**2012**
	(In Thousands)	
Foreign currency translation	**$ (37,619)**	$ 131,084
Unrecognized net actuarial loss, net of tax	**(366,454)**	(644,244)
Unrecognized prior service credit, net of tax	**6,418**	11,668
Total accumulated other comprehensive loss	**$(397,655)**	$(501,492)

The following table presents the changes in accumulated other comprehensive (loss) income by component for the year ended December 31, 2013:

	Changes in Accumulated Other Comprehensive (Loss) Income by Component			
	Pension Benefits	**Other Post-Retirement Benefits**	**Foreign Currency Translation**	**Total**
	(in Thousands)			
Beginning balance, January 1	$(629,907)	$(2,669)	$ 131,084	$(501,492)
Other comprehensive income (loss) before reclassifications, net of tax	223,991	1,629	(168,703)	56,917
Amounts reclassified from accumulated other comprehensive (loss) income, net of tax	46,837	83	—	46,920
Net current period other comprehensive income (loss)	270,828	1,712	(168,703)	103,837
Ending balance, December 31	$(359,079)	$ (957)	$ (37,619)	$(397,655)

The accumulated other comprehensive loss components related to the pension benefits are included in the computation of net periodic benefit cost in the employee benefit plans footnote.

Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At December 31, 2013 and 2012, the fair value of fixed rate debt was approximately $496,000,000 and $516,000,000, respectively. The fair value of fixed rate debt is designated as Level 2 in the fair value hierarchy (i.e., significant observable inputs) and is based primarily on the discounted value of future cash flows using current market interest rates offered for debt of similar credit risk and maturity.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and comprehensive income and totaled approximately $250,000,000, $220,000,000, and $190,000,000, for the years ended December 31, 2013, 2012, and 2011, respectively.

Advertising Costs

Advertising costs are expensed as incurred and totaled $57,900,000, $43,200,000, and $45,100,000 in the years ended December 31, 2013, 2012, and 2011, respectively.

Accounting for Legal Costs

The Company's legal costs expected to be incurred in connection with loss contingencies are expensed as such costs are incurred.

Share-Based Compensation

The Company maintains various long-term incentive plans, which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance awards, dividend equivalents and other share-based awards. SARs represent a right to receive upon exercise an amount, payable in shares of common stock, equal to the excess, if any, of the fair market value of the Company's common stock on the date of exercise over the base value of the grant. The terms of such SARs require net settlement in shares of common stock and do not provide for cash settlement. RSUs represent a contingent right to receive one share of the Company's common stock at a future date. The majority of awards previously granted vest on a pro-rata basis for periods ranging from one to five years and are expensed accordingly on a straight-line basis. The Company issues new shares upon exercise or conversion of awards under these plans.

Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options, stock appreciation rights and nonvested restricted stock awards options. Options to purchase approximately 630,000, 730,000, and 850,000 shares of common stock ranging from $54 — $81 per share were outstanding at December 31, 2013, 2012, and 2011, respectively. These options were excluded from the computation of diluted net income per common share because the options' exercise price was greater than the average market price of common stock in each respective year.

Recently Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company's interim and annual periods beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the consolidated financial statements for the year ended December 31, 2013.

2. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2013, 2012, and 2011 by reportable segment, as well as other identifiable intangible assets, are summarized as follows (in thousands):

	Goodwill					
	Automotive	Industrial	Office Products	Electrical/ Electronic Materials	Total	Other Intangible Assets, Net
Balance as of January 1, 2012	$ 43,705	$ 99,011	$10,554	$24,350	$177,620	$102,155
Additions	114,206	—	—	5,355	119,561	110,014
Amortization	—	—	—	—	—	(12,991)
Foreign currency translation	638	221	—	—	859	621
Balance as of December 31, 2012	158,549	99,232	10,554	29,705	298,040	199,799
Additions	**541,836**	**17,420**	**—**	**11,396**	**570,652**	**379,834**
Amortization	**—**	**—**	**—**	**—**	**—**	**(28,987)**
Foreign currency translation	**(78,205)**	**(516)**	**—**	**—**	**(78,721)**	**(51,261)**
Balance as of December 31, 2013	**$622,180**	**$116,136**	**$10,554**	**$41,101**	**$789,971**	**$499,385**

The gross carrying amounts and accumulated amortization relating to other intangible assets at December 31, 2013 and 2012 is as follows (in thousands):

	2013			2012		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	**$412,634**	**$(59,686)**	**$352,948**	$209,328	$(38,030)	$171,298
Trademarks	**149,949**	**(5,018)**	**144,931**	29,337	(1,944)	27,393
Non-competition agreements	**7,306**	**(5,800)**	**1,506**	4,483	(3,375)	1,108
	$569,889	**$(70,504)**	**$499,385**	$243,148	$(43,349)	$199,799

Amortization expense for other intangible assets totaled $28,987,000, $12,991,000, and $6,774,000 for the years ended December 31, 2013, 2012, and 2011, respectively. Estimated other intangible assets amortization expense for the succeeding five years is as follows (in thousands):

2014	$ 31,000
2015	30,000
2016	30,000
2017	30,000
2018	29,000
	$150,000

3. Credit Facilities

The principal amounts of the Company's borrowings subject to variable rates totaled approximately $264,658,000 at December 31, 2013. There were no amounts subject to variable rates at December 31, 2012. The weighted average interest rate on the Company's outstanding borrowings was approximately 2.82% at December 31, 2013 and 4.01% at December 31, 2012.

The Company maintains an $850,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in September 2017 and bears interest at LIBOR plus a margin, which is based on the Company's leverage ratio (0.92% at December 31, 2013). The Company also has the option under this agreement to increase its borrowing an additional $350,000,000, as well as an option to decrease the borrowing capacity or terminate the Syndicated Facility with appropriate notice. At December 31, 2013, approximately $264,658,000 was outstanding under this line of credit. No amounts were outstanding under this line of credit at December 31, 2012.

Certain borrowings require the Company to comply with a financial covenant with respect to a maximum debt-to-capitalization ratio. At December 31, 2013, the Company was in compliance with all such covenants. Due to the workers' compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $61,617,000 and $61,119,000 outstanding at December 31, 2013 and 2012, respectively.

Amounts outstanding under the Company's credit facilities consist of the following:

	December 31	
	2013	**2012**
	(In Thousands)	
Unsecured revolving line of credit, $850,000,000, LIBOR plus 0.75% variable	**$264,658**	$ —
Unsecured term notes:		
November 30, 2008, Series C Senior Unsecured Notes, $250,000,000, 4.67% fixed, due November 30, 2013	—	250,000
November 30, 2011, Series D and E Senior Unsecured Notes, $250,000,000, 3.35% fixed, due November 30, 2016	**250,000**	250,000
December 2, 2013, Series F Senior Unsecured Notes, $250,000,000, 2.99% fixed, due December 2, 2023	**250,000**	—
Total debt	**764,658**	500,000
Less debt due within one year	**264,658**	250,000
Long-term debt, excluding current portion	**$500,000**	$250,000

4. Leased Properties

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms of one year or more was approximately the following at December 31, 2013 (in thousands):

2014	$191,400
2015	151,100
2016	110,200
2017	76,400
2018	50,000
Thereafter	149,500
Total minimum lease payments	$728,600

Rental expense for operating leases was approximately $208,000,000, $158,200,000, and $154,500,000 for 2013, 2012, and 2011, respectively.

5. Share-Based Compensation

At December 31, 2013, total compensation cost related to nonvested awards not yet recognized was approximately $26,000,000. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. The aggregate intrinsic value for options and RSUs outstanding at December 31, 2013 and 2012 was approximately $154,000,000 and $90,300,000, respectively. The aggregate intrinsic value for options and RSUs vested totaled approximately $93,600,000 and $57,600,000 at December 31, 2013 and 2012, respectively. At December 31, 2013, the weighted-average contractual life for outstanding and exercisable options and RSUs was six and five years, respectively. Share-based compensation cost of $12,648,000, $10,747,000, and $7,547,000, was recorded for the years ended December 31, 2013, 2012, and 2011, respectively. The total income tax benefit recognized in the consolidated statements of income and comprehensive income for share-based compensation arrangements was approximately $5,100,000, $4,300,000, and $3,000,000, for 2013, 2012, and 2011, respectively. There have been no modifications to valuation methodologies or methods during the years ended December 31, 2013, 2012, and 2011.

For the years ended December 31, 2013, 2012 and 2011 the fair value for options and SARs granted was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 2.0%, 2.0%, and 3.6%; dividend yield of 3.2%, 3.3%, and 3.8%; annual historical volatility factor of the expected market price of the Company's common stock of 19% for each of the three years; an average expected life and estimated turnover based on the historical pattern of existing grants of approximately seven years and 5.0%, respectively. The fair value of RSUs is based on the price of the Company's stock on the date of grant. The total fair value of shares vested during the years ended December 31, 2013, 2012, and 2011, was $8,100,000, $6,700,000, and $7,200,000, respectively.

A summary of the Company's share-based compensation activity and related information is as follows:

	2013	
	Shares (1)	Weighted-Average Exercise Price (2)
	(In Thousands)	
Outstanding at beginning of year	5,100	$50
Granted	900	77
Exercised	(1,335)	45
Forfeited	(85)	63
Outstanding at end of year (3)	4,580	$56
Exercisable at end of year	2,601	$48
Shares available for future grants	2,743	

(1) Shares include *Restricted Stock Units* (RSUs).

(2) The weighted-average exercise price excludes RSUs.

(3) The exercise prices for options and SARs outstanding as of December 31, 2013 ranged from approximately $37 to $77. The weighted-average remaining contractual life of all options and SARs outstanding is approximately six years.

The weighted-average grant date fair value of options and SARs granted during the years 2013, 2012, and 2011 was $10.14, $7.96, and $8.18, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2013, 2012, and 2011 was $43,900,000, $41,500,000, and $25,100,000.

In 2013, the Company granted approximately 727,000 SARs and 172,000 RSUs. In 2012, the Company granted approximately 858,000 SARs and 145,000 RSUs. In 2011, the Company granted approximately 1,028,000 SARs and 126,000 RSUs.

A summary of the Company's nonvested share awards (RSUs) activity is as follows:

Nonvested Share Awards (RSUs)	Shares	Weighted-Average Grant Date Fair Value
	(In Thousands)	
Nonvested at January 1, 2013	316	$54
Granted	172	78
Vested	(18)	77
Forfeited	(26)	72
Nonvested at December 31, 2013	444	$62

For the years ended December 31, 2013, 2012, and 2011 approximately $12,900,000, $11,000,000, and $5,400,000, respectively, of excess tax benefits was classified as a financing cash inflow.

6. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. As of December 31, 2013, approximately $552,000,000 of cumulative undistributed earnings of the Company's foreign subsidiaries is considered to be indefinitely reinvested. As such, no U.S. federal and state income taxes have been provided thereon, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2013	2012
	(In Thousands)	
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	**$343,156**	$362,265
Pension liability not yet deducted for tax purposes	**227,880**	405,048
Capital loss	—	16,803
Valuation allowance	—	(16,803)
	571,036	767,313
Deferred tax liabilities related to:		
Employee and retiree benefits	**188,235**	205,268
Inventory	**152,641**	191,047
Other intangible assets	**110,272**	23,295
Property, plant, and equipment	**53,751**	41,130
Other	**29,733**	28,321
	534,632	489,061
Net deferred tax assets	**36,404**	278,252
Current portion of deferred tax (assets) liabilities	**(22,165)**	1,211
Noncurrent net deferred tax assets	**$ 14,239**	$279,463

The current portion of the deferred tax assets and liabilities are included in prepaid expenses and other current assets and income taxes payable, respectively, in the consolidated balance sheets.

The components of income before income taxes are as follows:

	2013	2012	2011
		(In Thousands)	
United States	**$ 850,866**	$ 903,698	$784,841
Foreign	**193,438**	115,234	105,965
Income before income taxes	**$1,044,304**	$1,018,932	$890,806

The components of income tax expense are as follows:

	2013	2012	2011
		(In Thousands)	
Current:			
Federal	**$303,016**	$288,135	$260,222
State	**47,010**	44,653	41,511
Foreign	**30,941**	23,352	26,294
Deferred	**(21,622)**	14,751	(2,337)
	$359,345	$370,891	$325,690

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

	2013	2012	2011
		(In Thousands)	
Statutory rate applied to income	**$365,506**	$356,626	$311,782
Plus state income taxes, net of Federal tax benefit	**28,823**	30,227	26,790
Earnings in jurisdictions taxed at rates different from the statutory US tax rate	**(37,873)**	(17,419)	(13,443)
Capital loss expiration	**16,803**	—	—
Reversal of capital loss valuation allowance	**(16,803)**	—	—
Other	**2,889**	1,457	561
	$359,345	$370,891	$325,690

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years before 2009 or subject to non-United States income tax examinations for years ended prior to 2002. The Company is currently under audit in the United States and Canada. Some audits may conclude in the next twelve months and the unrecognized tax benefits recorded in relation to the audits may differ from actual settlement amounts. It is not possible to estimate the effect, if any, of the amount of such change during the next twelve months to previously recorded uncertain tax positions in connection with the audits. However, the Company does not anticipate total unrecognized tax benefits will significantly change during the year due to the settlement of audits and the expiration of statutes of limitations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
		(In Thousands)	
Balance at beginning of year	**$45,455**	$46,845	$39,425
Additions based on tax positions related to the current year	**3,238**	5,702	6,035
Additions for tax positions of prior years	**3,759**	2,172	7,966
Reductions for tax positions for prior years	**(1,472)**	(5,025)	(481)
Reduction for lapse in statute of limitations	**(1,714)**	(2,658)	(4,563)
Settlements	**(2,076)**	(1,581)	(1,537)
Balance at end of year	**$47,190**	$45,455	$46,845

The amount of gross tax effected unrecognized tax benefits, including interest and penalties, as of December 31, 2013 and 2012 was approximately $59,530,000 and $58,020,000, respectively, of which approximately $18,287,000 and $17,615,000, respectively, if recognized, would affect the effective tax rate. During the years ended December 31, 2013, 2012, and 2011, the Company paid interest and penalties of approximately $405,000, $493,000, and $759,000, respectively. The Company had approximately $12,340,000 and $12,565,000 of accrued interest and penalties at December 31, 2013 and 2012, respectively. The Company recognizes potential interest and penalties related to unrecognized tax benefits as a component of income tax expense.

7. Employee Benefit Plans

The Company's defined benefit pension plans cover employees in the U.S. and Canada who meet eligibility requirements. The plan covering U.S. employees is noncontributory and benefits are based on the employees' compensation during the highest five of their last ten years of credited service. The Canadian plan is contributory and benefits are based on career average compensation. The Company's funding policy is to contribute an amount equal to the minimum required contribution under applicable pension legislation. The Company may increase its contribution above the minimum if appropriate to its tax and cash position and the plans' funded position.

In December 2012, the U.S. defined benefit plan was amended to reflect a hard freeze as of December 31, 2013. Therefore, no further benefit accruals were provided after that date for additional credited service or earnings. In addition, all participants will became fully vested as of December 31, 2013. The Company recognized a one-time noncash curtailment gain in 2012 of $23,507,000 in connection with this amendment.

The Company also sponsors supplemental retirement plans covering employees in the U.S. and Canada. The Company uses a measurement date of December 31 for its pension plans.

Changes in benefit obligations for the years ended December 31, 2013 and 2012 were:

	2013	2012
	(In Thousands)	
Changes in benefit obligation		
Benefit obligation at beginning of year	**$2,165,692**	$1,958,399
Service cost	**19,083**	15,254
Interest cost	**89,408**	100,338
Plan participants' contributions	**3,543**	3,962
Plan amendments	**—**	(4,217)
Actuarial (gain) loss	**(164,784)**	330,028
Foreign currency exchange rate changes	**(13,893)**	5,489
Gross benefits paid	**(73,186)**	(67,767)
Acquired plan	**9,322**	—
Curtailments	**—**	(175,794)
Benefit obligation at end of year	**$2,035,185**	$2,165,692

The benefit obligations for the Company's U.S. pension plans included in the above were $1,838,810,000 and $1,955,414,000 at December 31, 2013 and 2012, respectively. The total accumulated benefit obligation for the Company's defined benefit pension plans was approximately $2,017,619,000 and $2,112,134,000 at December 31, 2013 and 2012, respectively.

The assumptions used to measure the pension benefit obligations for the plans at December 31, 2013 and 2012, were:

	2013	2012
Weighted-average discount rate	**5.10%**	4.17%
Rate of increase in future compensation levels	**3.04%**	3.30%

Changes in plan assets for the years ended December 31, 2013 and 2012 were:

	2013	2012
	(In Thousands)	
Changes in plan assets		
Fair value of plan assets at beginning of year	**$1,595,679**	$1,470,030
Actual return on plan assets	**336,151**	168,491
Foreign currency exchange rate changes	**(12,155)**	4,498
Employer contributions	**74,347**	16,465
Acquired plan	**8,684**	—
Plan participants' contributions	**3,543**	3,962
Benefits paid	**(73,186)**	(67,767)
Fair value of plan assets at end of year	**$1,933,063**	$1,595,679

The fair values of plan assets for the Company's U.S. pension plans included in the above were $1,745,769,000 and $1,425,047,000 at December 31, 2013 and 2012, respectively.

The asset allocations for the Company's funded pension plans at December 31, 2013 and 2012, and the target allocation for 2014, by asset category were:

	Target Allocation 2014	Percentage of Plan Assets at December 31 2013	2012
Asset Category			
Equity securities	**71%**	76%	68%
Debt securities	**29%**	24%	32%
	100%	100%	100%

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plans are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plans' actuarially assumed long-term rates of return. The Company's investment strategy with respect to pension plan assets is to generate a return in excess of the passive portfolio benchmark (49% S&P 500 Index, 5% Russell Mid Cap Index, 8% Russell 2000 Index, 5% MSCI EAFE Index, 5% DJ Global Moderate Index, and 28% BarCap U.S. Govt/Credit).

The fair values of the plan assets as of December 31, 2013 and 2012, by asset category, are shown in the tables below. Various inputs are considered when determining the value of the Company's pension plan assets.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. Level 1 represents observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets. Level 2 represents other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.). Level 3 represents significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded on the last day of the calendar plan year. Debt securities including corporate bonds, U.S. Government securities, and asset-backed securities are valued using price evaluations reflecting the bid and/or ask sides of the market for an investment as of the last day of the calendar plan year.

	2013			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Equity Securities				
Common stocks — mutual funds — equity	$ 505,572	$ 505,572	$ —	$ —
Genuine Parts Company	167,788	167,788	—	—
Other stocks	791,728	791,728	—	—
Debt Securities				
Short-term investments	59,058	59,058	—	—
Cash and equivalents	9,022	9,022	—	—
Government bonds	144,447	61,171	83,276	—
Corporate bonds	123,773	—	123,773	—
Asset-backed and mortgage-backed securities	19,345	—	19,345	—
Other-international	12,072	11,200	872	—
Municipal bonds	1,304	—	1,304	—
Municipal funds-fixed income	96,231	—	96,231	—
Cash surrender value of life insurance policies	2,723	—	—	2,723
Total	$1,933,063	$1,605,539	$324,801	$2,723

	2012			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Equity Securities				
Common stocks — mutual funds — equity	$ 342,846	$ 342,846	$ —	$ —
Genuine Parts Company	128,236	128,236	—	—
Other stocks	608,017	608,017	—	—
Debt Securities				
Short-term investments	37,626	37,626	—	—
Cash and equivalents	45,719	45,719	—	—
Government bonds	166,413	74,707	91,706	—
Corporate bonds	127,824	—	127,824	—
Asset-backed and mortgage-backed securities	24,077	—	24,077	—
Other-international	10,188	10,188	—	—
Municipal bonds	532	—	532	—
Municipal funds-fixed income	101,578	—	101,578	—
Cash surrender value of life insurance policies	2,623	—	—	2,623
Total	$1,595,679	$1,247,339	$345,717	$2,623

Equity securities include Genuine Parts Company common stock in the amounts of $167,788,000 (8.7% of total plan assets) and $128,236,000 (8.0% of total plan assets) at December 31, 2013 and 2012, respectively. Dividend payments received by the plan on Company stock totaled approximately $4,336,000 and $3,994,000 in 2013 and 2012, respectively. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

The changes in the fair value measurement of plan assets using significant unobservable inputs (Level 3) during 2013 and 2012 were not material.

Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2014 pension cost or income is 7.85% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

	2013	2012
	(In Thousands)	
Other long-term asset	**$ 41,919**	$ 4,021
Other current liability	**(5,976)**	(5,402)
Pension and other post-retirement liabilities	**(138,065)**	(568,632)
	$(102,122)	$(570,013)

Amounts recognized in accumulated other comprehensive loss (income) consist of:

	2013	2012
	(In Thousands)	
Net actuarial loss	**$590,568**	$1,043,089
Prior service credit	**(3,074)**	(10,612)
	$587,494	$1,032,477

The following table reflects the total benefits expected to be paid from the pension plans' or the Company's assets. Of the pension benefits expected to be paid in 2014, approximately $5,978,000 is expected to be paid from employer assets. Expected employer contributions reflect amounts expected to be contributed to funded plans. Information about the expected cash flows for the pension plans follows (in thousands):

Employer contribution	
2014 (expected)	$ 50,605
Expected benefit payments	
2014	$ 79,073
2015	88,704
2016	96,385
2017	104,225
2018	112,082
2019 through 2023	662,040

Net periodic benefit cost included the following components:

	2013	2012	2011
		(In Thousands)	
Service cost	**$ 19,083**	$ 15,254	$ 13,039
Interest cost	**89,408**	100,338	97,293
Expected return on plan assets	**(133,816)**	(128,208)	(124,150)
Amortization of prior service credit	**(7,538)**	(7,270)	(6,970)
Amortization of actuarial loss	**83,934**	70,161	53,039
Curtailment gain	**—**	(23,507)	—
Net periodic benefit cost	**$ 51,071**	$ 26,768	$ 32,251

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income are as follows:

	2013	2012	2011
		(In Thousands)	
Current year actuarial (gain) loss	**$(368,587)**	$114,061	$311,038
Recognition of actuarial loss	**(83,934)**	(70,161)	(53,039)
Current year prior service credit	**—**	(4,217)	—
Recognition of prior service credit	**7,538**	30,777	6,970
Total recognized in other comprehensive (loss) income	**$(444,983)**	$ 70,460	$264,969
Total recognized in net periodic benefit cost and other comprehensive (loss) income	**$(393,912)**	$ 97,228	$297,220

The estimated amounts that will be amortized from accumulated other comprehensive loss (income) into net periodic benefit cost in 2014 are as follows in thousands:

Actuarial loss	$26,606
Prior service credit	(1,904)
Total	$24,702

The assumptions used in measuring the net periodic benefit costs for the plans follow:

	2013	2012	2011
Weighted average discount rate	**4.17%**	5.17%	5.74%
Rate of increase in future compensation levels	**3.30%**	3.30%	3.39%
Expected long-term rate of return on plan assets	**7.83%**	7.84%	7.87%

The Company has two defined contribution plans that cover substantially all of its domestic employees. The Company's matching contributions are determined based on the employee's participation in the U.S. pension plan. Prior to 2014, U.S. pension plan participants who continue earning credited service after 2008 receive a matching contribution of 20% of the first 6% of the employee's salary. Other employees receive a matching contribution of 100% of the first 5% of the employee's salary. In December 2012, the Company approved an amendment to merge the two plans effective January 1, 2014. Beginning in 2014, all employees will receive a matching contribution of 100% of the first 5% of the employees' salary. Total plan expense for both plans was approximately $43,236,000 in 2013, $43,155,000 in 2012, and $38,773,000 in 2011.

8. Guarantees

The Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a noncontrolling equity ownership interest (affiliates). Presently, the independents are generally consolidated by unaffiliated enterprises that have a controlling financial interest through ownership of a majority voting interest in the independent. The Company has no voting interest or other equity conversion rights in any of the independents. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has concluded that the independents are variable interest entities, but that the Company is not the primary beneficiary. Specifically, the equity holders of the independents have the power to direct the activities that most significantly impact the entity's economic performance including, but not limited to, decisions about hiring and terminating personnel, local marketing and promotional initiatives, pricing and selling activities, credit decisions, monitoring and maintaining appropriate inventories, and store hours. Separately, the Company concluded the affiliates are not variable interest entities. The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is generally equal to the total borrowings subject to the Company's guarantee. While such borrowings of the independents and affiliates are outstanding, the Company is required to maintain compliance with certain covenants, including a maximum debt to capitalization ratio and certain limitations on additional borrowings. At December 31, 2013, the Company was in compliance with all such covenants.

At December 31, 2013, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $258,703,000. These loans generally mature over periods from one to six years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g., accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. When it is deemed probable that the Company will incur a loss in connection with a guarantee, a liability is recorded equal to this estimated loss. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

The Company has accrued for guarantees related to the independents' and affiliates' borrowings as of December 31, 2013 and 2012. These liabilities are not material to the financial position of the Company and are included in other long-term liabilities in the accompanying consolidated balance sheets.

9. Acquisitions

During 2013, the Company acquired one company each in the Automotive Group (including GPC Asia Pacific), Industrial Group, and Electrical/Electronic Materials Group for approximately $650,000,000, net of cash acquired. During 2012, the Company acquired one company in the Automotive Group (Quaker City Motor Parts Co.) for approximately $343,000,000, net of cash acquired. During 2011, the Company acquired three companies in the Industrial Group and one company in the Electrical/Electronic Materials Group for approximately $115,600,000.

For each acquisition, the Company allocated the purchase price to the assets acquired and the liabilities assumed based on their fair values as of their respective acquisition dates. The results of operations for the acquired companies were included in the Company's consolidated statements of income and comprehensive income beginning on their respective acquisition dates. The Company recorded approximately $950,000,000, $230,000,000 and $78,210,000 of goodwill and other intangible assets associated with the 2013, 2012, and 2011 acquisitions, respectively.

For the 2013 acquisitions, other intangible assets acquired consisted of customer relationships of $235,000,000, trademarks of $141,000,000, and non-competition agreements of $4,000,000 with weighted average amortization lives of 15, 40, and 1 years, respectively. For the 2012 acquisitions, other intangible assets acquired consisted of customer relationships of $108,000,000 and trademarks of $2,000,000, with weighted average amortization lives of 15 and 40 years, respectively. For the 2011 acquisitions, other intangible assets acquired consisted of customer relationships of $37,378,000, trademarks of $12,100,000, and non-competition agreements of $650,000, with weighted average amortization lives of 15, 40, and 5 years, respectively.

Additional disclosures on the 2013 automotive acquisition of GPC Asia Pacific and the 2012 automotive acquisition of Quaker City Motor Parts Co. are provided below.

GPC Asia Pacific

The Company acquired a 30% investment in GPC Asia Pacific, formerly known as the Exego Group, for approximately $166,000,000 effective January 1, 2012. On April 1, 2013, the Company acquired the remaining 70% interest in GPC Asia Pacific for approximately $590,000,000, net of cash acquired of $70,000,000, and the assumption of approximately $230,000,000 in debt. The acquisition was financed using a combination of cash on hand and borrowings under existing credit facilities. GPC Asia Pacific, which is headquartered in Melbourne, Australia, is a leading aftermarket distributor of automotive replacement parts and accessories in Australasia, with annual revenues of approximately $1,100,000,000 and a company-owned store footprint of more than 460 locations across Australia and New Zealand. This acquisition provides an opportunity for the Company to participate in the ongoing and significant growth opportunities in the Australasian aftermarket.

The Company recognized certain one-time positive purchase accounting pre-tax adjustments of approximately $33,000,000, or $0.21 net of taxes on a per share diluted basis, as a result of the acquisition. The net one-time purchase accounting adjustments consisted of a gain of approximately $59,000,000 related to remeasuring the 30% investment in GPC Asia Pacific held before the business combination to fair value, the post-closing sale of acquired inventory written up to fair value of $21,000,000 as part of the purchase price allocation, and certain negative adjustments of approximately $5,000,000.

Prior to the 70% acquisition, the Company accounted for the 30% investment under the equity method of accounting. The acquisition-date fair value of the 30% investment was approximately $234,000,000 and is included in the measurement of the consideration transferred. The difference between the acquisition-date fair value and the carrying amount of the equity method investment resulted in the recognition of a gain of approximately $59,000,000 on the acquisition date. The acquisition-date fair value was determined using a market and income approach with the assistance of a third party valuation firm.

As part of the allocation of purchase price described below, acquired inventory was written up to fair value, which was approximately $21,000,000 above the cost of the acquired inventory. Based on the inventory turn of the acquired inventories, the entire write-up was recognized in cost of goods sold during 2013.

The net $54,000,000 of one-time gain and other adjustments are included in the line item "Selling, administrative & other expenses" and the acquired inventory adjustment of $21,000,000 is included in "Cost of goods sold" in the consolidated statements of income and comprehensive income.

The acquisition date fair value of the consideration transferred totaled approximately $824,000,000, net of cash acquired of $70,000,000, which consisted of the following:

	April 1, 2013 (In Thousands)
Cash	$590,000
Fair value of 30% investment held prior to business combination	234,000
Total	$824,000

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company is in the process of analyzing the estimated values of assets and liabilities acquired as of the acquisition date and is obtaining third-party valuations of certain intangible assets. The allocation of the purchase price is therefore preliminary and subject to revision.

	April 1, 2013 (In Thousands)
Trade accounts receivable	$ 94,000
Merchandise inventory	306,000
Prepaid expenses and other current assets	32,000
Property and equipment	59,000
Intangible assets	347,000
Other assets	24,000
Total identifiable assets acquired	862,000
Current liabilities	(223,000)
Long-term debt	(230,000)
Deferred tax liabilities and other	(117,000)
Total liabilities assumed	(570,000)
Net identifiable assets acquired	292,000
Goodwill	532,000
Net assets acquired	$ 824,000

The acquired intangible assets of approximately $347,000,000 were provisionally assigned to customer relationships of $202,000,000, trademarks of $141,000,000, and non-compete agreements of $4,000,000, with weighted average amortization lives of 16, 40, and 1 year, respectively, for a total weighted average amortization life of 26 years. The fair value of the acquired identifiable intangible assets is provisional pending completion of the final valuations for these assets.

The estimated goodwill recognized as part of the acquisition is not tax deductible and has been assigned to the automotive segment. The goodwill is attributable primarily to expected synergies and the assembled workforce of GPC Asia Pacific.

The amounts of net sales and earnings of GPC Asia Pacific included in the Company's consolidated statements of income and comprehensive income from April 1, 2013 to December 31, 2013 were approximately $839,000,000 in net sales and net income of $0.43 on a per share diluted basis, respectively.

The unaudited pro forma consolidated statements of income and comprehensive income of the Company as if GPC Asia Pacific had been included in the consolidated results of the Company for the years ended December 31, 2013 and 2012 would be estimated at $14,400,000,000 and $14,100,000,000 in net sales, respectively, and net income of $4.42 and $4.53 on a per share diluted basis, respectively. The pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of these periods, nor is it necessarily indicative of future results.

The adjustments to the pro forma amounts include, but are not limited to, applying the Company's accounting policies, amortization related to fair value adjustments to intangible assets, one-time purchase accounting adjustments, interest expense on acquisition related debt, and any associated tax effects.

Quaker City Motor Parts

On May 1, 2012 the Company acquired Quaker City Motor Parts Co. ("Quaker City") for $343,000,000, net of cash acquired. Quaker City, headquartered in Middleton, Delaware, is a long-standing NAPA distributor with annual revenues of approximately $300,000,000. Quaker City serves approximately 260 auto parts stores, of which approximately 135 are company-owned. The Company funded the acquisition with cash on hand and short-term borrowings under credit facilities.

10. Segment Data

The Company's reportable segments consist of automotive, industrial, office products, and electrical/electronic materials. Within the reportable segments, certain of the Company's operating segments are aggregated since they have similar economic characteristics, products and services, type and class of customers, and distribution methods.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks, and other vehicles.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture, and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, amortization, and noncontrolling interests. Approximately $193,400,000, $115,200,000 and $106,000,000 of income before income taxes was generated in jurisdictions outside the United States for the years ended December 31, 2013, 2012, and 2011, respectively. Net sales and net long-lived assets by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

For management purposes, net sales by segment exclude the effect of certain discounts, incentives, and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives, and freight billed to customers that are reported as a component of net sales in the Company's consolidated statements of income and comprehensive income.

	2013	2012	2011	2010	2009
			(In Thousands)		
Net sales:					
Automotive	**$ 7,489,186**	$ 6,320,882	$ 6,061,424	$ 5,608,101	$ 5,225,389
Industrial	**4,429,976**	4,453,574	4,173,574	3,521,863	2,885,782
Office products	**1,638,618**	1,686,690	1,689,368	1,641,963	1,639,018
Electrical/electronic materials	**568,872**	582,820	557,537	449,770	345,808
Other	**(48,809)**	(30,098)	(23,026)	(14,108)	(38,485)
Total net sales	**$14,077,843**	$13,013,868	$12,458,877	$11,207,589	$10,057,512
Operating profit:					
Automotive	**$ 641,492**	$ 540,678	$ 467,806	$ 421,109	$ 387,945
Industrial	**320,720**	352,119	337,628	255,616	162,353
Office products	**122,492**	134,441	134,124	131,746	126,104
Electrical/electronic materials	**47,584**	50,910	40,663	30,910	25,254
Total operating profit	**1,132,288**	1,078,148	980,221	839,381	701,656
Interest expense, net	**(24,330)**	(19,619)	(24,608)	(26,598)	(27,112)
Corporate expense	**(34,667)**	(26,606)	(58,033)	(46,263)	(26,735)
Intangible asset amortization	**(28,987)**	(12,991)	(6,774)	(4,737)	(3,644)
Income before income taxes	**$ 1,044,304**	$ 1,018,932	$ 890,806	$ 761,783	$ 644,165
Assets:					
Automotive	**$ 4,009,244**	$ 3,411,252	$ 3,218,931	$ 3,177,644	$ 3,148,876
Industrial	**1,162,697**	1,130,877	1,100,024	955,241	865,431
Office products	**708,944**	731,564	700,720	694,166	619,612
Electrical/electronic materials	**156,780**	137,237	129,933	113,757	76,716
Corporate	**353,276**	898,292	773,391	637,871	445,705
Goodwill and other intangible assets	**1,289,356**	497,839	279,775	209,548	171,532
Total assets	**$ 7,680,297**	$ 6,807,061	$ 6,202,774	$ 5,788,227	$ 5,327,872

	2013	2012	2011	2010	2009
			(In Thousands)		
Depreciation and amortization:					
Automotive	**$ 76,238**	$ 60,630	$ 60,252	$ 63,942	$ 65,554
Industrial	**8,751**	8,307	7,495	7,208	7,611
Office products	**10,166**	10,837	9,999	9,737	9,685
Electrical/electronic materials	**1,904**	1,733	1,554	1,414	1,666
Corporate	**7,911**	3,885	2,862	2,294	2,251
Intangible asset amortization	**28,987**	12,991	6,774	4,737	3,644
Total depreciation and amortization	**$ 133,957**	$ 98,383	$ 88,936	$ 89,332	$ 90,411
Capital expenditures:					
Automotive	**$ 97,735**	$ 67,482	$ 61,795	$ 46,888	$ 53,911
Industrial	**8,808**	13,015	9,851	4,307	2,987
Office products	**9,297**	16,013	22,036	29,866	5,782
Electrical/electronic materials	**1,730**	1,029	1,762	1,957	676
Corporate	**6,493**	4,448	8,025	2,361	6,089
Total capital expenditures	**$ 124,063**	$ 101,987	$ 103,469	$ 85,379	$ 69,445
Net sales:					
United States	**$11,594,713**	$11,299,291	$10,791,303	$ 9,793,820	$ 8,935,651
Canada	**1,560,799**	1,616,921	1,571,733	1,327,552	1,078,799
Australasia	**839,353**	—	—	—	—
Mexico	**131,787**	127,754	118,867	100,325	81,547
Other	**(48,809)**	(30,098)	(23,026)	(14,108)	(38,485)
Total net sales	**$14,077,843**	$13,013,868	$12,458,877	$11,207,589	$10,057,512
Net long-lived assets:					
United States	**$ 503,882**	$ 466,473	$ 411,193	$ 398,318	$ 402,937
Canada	**99,135**	93,496	84,210	80,978	78,502
Australasia	**60,614**	—	—	—	—
Mexico	**6,430**	6,396	4,801	4,834	3,585
Total net long-lived assets	**$ 670,061**	$ 566,365	$ 500,204	$ 484,130	$ 485,024

Annual Report on Form 10-K

Item 15(a)

Financial Statement Schedule II — Valuation and Qualifying Accounts

Genuine Parts Company and Subsidiaries

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Year ended December 31, 2011:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful accounts	$15,598,912	$13,247,731	$(11,930,188)	$16,916,455
Year ended December 31, 2012:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful accounts	$16,916,455	$ 8,046,605	$ (5,782,870)	$19,180,190
Year ended December 31, 2013:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful accounts	$19,180,190	$ 8,691,000	$(13,448,190)	$14,423,000

(1) Doubtful accounts written off, net of recoveries.

ANNUAL REPORT ON FORM 10-K

INDEX OF EXHIBITS

The following exhibits are filed (or furnished, if so indicated) herewith as a part of this Report:

21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification signed by the Chief Executive Officer pursuant to SEC Rule 13a-14(a).
31.2	Certification signed by the Chief Financial Officer pursuant to SEC Rule 13a-14(a).
32.1	Statement of Chief Executive Officer of Genuine Parts Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Statement of Chief Financial Officer of Genuine Parts Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
101	Interactive data files pursuant to Rule 405 of Regulation S-T.

The following exhibits are incorporated by reference as set forth in Item 15 of this Form 10-K:

— 3.1	Amended and Restated Articles of Incorporation of the Company, amended April 23, 2007.
— 3.2	By-Laws of the Company as amended and restated November 18, 2013.
— 4.2	Specimen Common Stock Certificate.

Instruments with respect to long-term debt where the total amount of securities authorized there under does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis have not been filed. The Registrant agrees to furnish to the Commission a copy of each such instrument upon request.

— 10.1*	The Genuine Parts Company Restated Tax-Deferred Savings Plan, effective January 1, 1993.
— 10.2*	Amendment No. 1 to the Genuine Parts Company Tax-Deferred Savings Plan, dated June 1, 1996, effective June 1, 1996.
— 10.3*	Genuine Parts Company Death Benefit Plan, effective July 15, 1997.
— 10.4*	Amendment No. 2 to the Genuine Parts Company Tax-Deferred Savings Plan, dated April 19, 1999, effective April 19, 1999.
— 10.5*	The Genuine Parts Company Original Deferred Compensation Plan, as amended and restated as of August 19, 1996.
— 10.6*	Amendment to the Genuine Parts Company Original Deferred Compensation Plan, dated April 19, 1999, effective April 19, 1999.
— 10.7*	Amendment No. 3 to the Genuine Parts Company Tax-Deferred Savings Plan, dated November 28, 2001, effective July 1, 2001.
— 10.8*	Genuine Parts Company 1999 Long-Term Incentive Plan, as amended and restated as of November 19, 2001.
— 10.9*	Amendment No. 4 to the Genuine Parts Company Tax-Deferred Savings Plan, dated June 5, 2003, effective June 5, 2003.
— 10.10*	Genuine Parts Company Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2003, and executed November 11, 2003.
— 10.11*	Amendment No. 5 to the Genuine Parts Company Tax-Deferred Savings Plan.
— 10.12*	Amendment No. 2 to the Genuine Parts Company Death Benefit Plan.
— 10.13*	Genuine Parts Company 2006 Long-Term Incentive Plan, effective April 17, 2006.

— 10.14* Amendment to the Genuine Parts Company 2006 Long-Term Incentive Plan, dated November 20, 2006, effective November 20, 2006.

— 10.15* Amendment No. 1 to the Genuine Parts Company Directors' Deferred Compensation Plan, dated November 19, 2007, effective January 1, 2008.

— 10.16* Amendment No. 6 to the Genuine Parts Company Tax-Deferred Savings Plan, dated November 28, 2007, effective January 1, 2008.

— 10.17* Amendment No. 2 to the Genuine Parts Company 2006 Long-Term Incentive Plan, dated November 19, 2007, effective November 19, 2007.

— 10.18* Genuine Parts Company Performance Restricted Stock Unit Award Agreement.

— 10.19* Genuine Parts Company Restricted Stock Unit Award Agreement.

— 10.20* Form of Amended and Restated Change in Control Agreement.

— 10.21* Genuine Parts Company Supplemental Retirement Plan, as amended and restated as of January 1, 2009.

— 10.22* Genuine Parts Company 2009 Annual Incentive Bonus Plan, dated March 31, 2009, effective January 1, 2009.

— 10.23* Amendment No. 1 to the Genuine Parts Company Supplemental Retirement Plan, as amended and restated as of January 1, 2009, dated August 16, 2010, effective August 16, 2010.

— 10.24* Amendment No. 2 to the Genuine Parts Company Supplemental Retirement Plan, as amended and restated January 1, 2009, dated November 16, 2010, effective January 1, 2011.

— 10.25* Amendment No. 7 to the Genuine Parts Company Tax-Deferred Savings Plan, dated November 16, 2010, effective January 1, 2011.

— 10.26* Description of Director Compensation.

— 10.27* Amendment No. 2 to the Genuine Parts Company Director's Deferred Compensation Plan, dated December 7, 2012, effective December 7, 2012.

— 10.28* Amendment No. 8 to the Genuine Parts Company Tax-Deferred Savings Plan, dated December 7, 2012, effective December 7, 2012.

— 10.29* Amendment No. 3 to the Genuine Parts Company Supplemental Retirement Plan, as amended and restated January 1, 2009, dated December 7, 2012, effective December 31, 2013.

— 10.30* Form of amendment to the Amended and Restated Change in Control Agreement.

— 10.31* Genuine Parts Company Stock Appreciation Rights Agreement.

---

* Indicates management contracts and compensatory plans and arrangements.

EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

(as of December 31, 2013)

Name	% Owned	Jurisdiction of Incorporation
BALKAMP, INC.	100.0%	INDIANA
EIS, INC.	100.0%	GEORGIA
EIS DOMINICAN REPUBLIC, LLC	100.0%	GEORGIA
GPC FINANCE COMPANY	100.0%	DELAWARE
GPC PROCUREMENT COMPANY	100.0%	GEORGIA
NATIONAL AUTOMOTIVE PARTS ASSOCIATION	100.0%	MICHIGAN
MOTION INDUSTRIES, INC.	100.0%	DELAWARE
S.P. RICHARDS COMPANY	100.0%	GEORGIA
SPR PROCUREMENT COMPANY	100.0%	GEORGIA
SHUSTER CORPORATION	100.0%	GEORGIA
1ST CHOICE AUTO PARTS, INC.	51.0%	GEORGIA
THE FLOWERS COMPANY	46.5%	NORTH CAROLINA
GPC MEXICO, S.A. de C.V.	100.0%	PUEBLA, MEXICO
GRUPO AUTO TODO S.A. de C.V.	100.0%	PUEBLA, MEXICO
ELECTRICAL INSULATION SUPPLIERS de MEXICO, S.A. de C.V.	100.0%	GUADALAJARA, JALISCO, MEXICO
EIS HOLDINGS (CANADA) INC.	100.0%	BRITISH COLUMBIA, CANADA
POLIFIBRA CANADA (1987) INC.	100.0%	ONTARIO, CANADA
MOTION INDUSTRIES (CANADA), INC.	100.0%	OTTAWA, ONTARIO
MOTION — MEXICO, S. de R.L. de C.V.	100.0%	GUADALAJARA, MEXICO
S. P. RICHARDS CO. CANADA INC.	100.0%	BRITISH COLUMBIA, CANADA
UAP INC.	100.0%	QUEBEC, CANADA
GARANAT INC.	100.0%	FEDERAL, CANADA
UAPRO INC.	100.0%	FEDERAL, CANADA
UNITED AUTO PARTS (Eastern) LTD.	100.0%	ONTARIO, CANADA
SERVICES FINANCIERS UAP INC.	100.0%	QUEBEC, CANADA
WTC PARTS CANADA	100.0%	FEDERAL, CANADA
PIECES DE CAMION DE LA BEAUCE	90.0%	QUEBEC, CANADA
GPC GLOBAL SOURCING LIMITED	100.0%	HONG KONG, CHINA
GENUINE PARTS SOURCING (SHENZHEN) COMPANY LIMITED	100.0%	SHENZHEN, CHINA
ALTROM CANADA CORP.	100.0%	BRITISH COLUMBIA, CANADA
EIS-GPC SERVICIOS de MEXICO, S. de R.L. De C.V.	100.0%	GUADALAJARA, JALISCO, MEXICO
RIEBE'S AUTO PARTS, LLC	22.0%	GEORGIA
AUTOPARTSPROS, LLC	20.0%	GEORGIA
ADAMS AUTO PARTS, LLC	90.0%	DELAWARE
MOTOR PARTS OF CARROLL COUNTY, INC.	75.8%	MARYLAND
POTOMAC AUTO PARTS, INC.	79.0%	MARYLAND
REISTERSTOWN AUTO PARTS, INC.	79.0%	MARYLAND
WILLIAMSPORT AUTOMOTIVE, INC.	79.0%	PENNSYLVANIA
AST BEARINGS LLC	100.0%	DELAWARE
GPC GLOBAL HOLDINGS B.V.	100.0%	AMSTERDAM, THE NETHERLANDS
GPC ASIA PACIFIC HOLDINGS COOPERATIEF U.A.	100.0%	AMSTERDAM, THE NETHERLANDS
GPC ASIA PACIFIC HOLDINGS PTY LTD	100.0%	VICTORIA, AUSTRALIA

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement No. 333-21969 on Form S-8 pertaining to the Genuine Parts Company Directors' Deferred Compensation Plan,

(2) Registration Statement No. 333-76639 on Form S-8 pertaining to the Genuine Parts Company 1999 Long-Term Incentive Plan, and

(3) Registration Statement No. 333-133362 on Form S-8 pertaining to the Genuine Parts Company 2006 Long-Term Incentive Plan;

of our reports dated February 27, 2014, with respect to the consolidated financial statements and schedule of Genuine Parts Company and Subsidiaries and the effectiveness of internal control over financial reporting of Genuine Parts Company and Subsidiaries included in this Annual Report (Form 10-K) for the year ended December 31, 2013.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 27, 2014

EXHIBIT 31.1

CERTIFICATIONS

I, Thomas C. Gallagher, certify that:

1. I have reviewed this annual report on Form 10-K of Genuine Parts Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Thomas C. Gallagher

Thomas C. Gallagher
Chairman and Chief Executive Officer

Date: February 27, 2014

EXHIBIT 31.2

CERTIFICATIONS

I, Carol B. Yancey, certify that:

1. I have reviewed this annual report on Form 10-K of Genuine Parts Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Carol B. Yancey

Carol B. Yancey
Executive Vice President and Chief Financial Officer

Date: February 27, 2014

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER OF GENUINE PARTS COMPANY PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO § 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Genuine Parts Company (the "Company") on Form 10-K for the year ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas C. Gallagher, Chairman and Chief Executive Officer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas C. Gallagher

Thomas C. Gallagher
Chairman and Chief Executive Officer

February 27, 2014

EXHIBIT 32.2

STATEMENT OF CHIEF FINANCIAL OFFICER OF GENUINE PARTS COMPANY PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO § 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Genuine Parts Company (the "Company") on Form 10-K for the year ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carol B. Yancey, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Carol B. Yancey

Carol B. Yancey
Executive Vice President and Chief Financial Officer

February 27, 2014

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

Board of Directors

Dr. Mary B. Bullock	Executive Vice Chancellor of Duke Kunshan University and President Emerita of Agnes Scott College
Paul D. Donahue	President
Jean Douville	Chairman of the Board of Directors of UAP Inc.
Thomas C. Gallagher	Chairman and Chief Executive Officer
George C. "Jack" Guynn	Retired President and Chief Executive Officer of the Federal Reserve Bank of Atlanta
John R. Holder	Chairman and Chief Executive Officer of Holder Properties
John D. Johns	Chairman, President & Chief Executive Officer of Protective Life Corporation
Michael M. E. Johns, MD	Professor, Emory School of Medicine and Rollins School of Public Health; Chancellor and Executive Vice President of Health Affairs Emeritus, Emory University
Robert C. "Robin" Loudermilk, Jr.	President and Chief Executive Officer of The Loudermilk Companies, LLC
Wendy B. Needham	Retired Managing Director, Global Automotive Research at Credit Suisse First Boston
Jerry W. Nix	Retired Chief Financial Officer
Gary W. Rollins	Vice Chairman and Chief Executive Officer of Rollins Inc.

Corporate Officers

Thomas C. Gallagher	Chairman and Chief Executive Officer
Paul D. Donahue	President
Carol B. Yancey	Executive Vice President, Chief Financial Officer and Corporate Secretary
Treg S. Brown	Senior Vice President — Planning and Acquisitions
Charles A. Chesnutt	Senior Vice President — Technology and Process Improvement
R. Bruce Clayton	Senior Vice President — Human Resources
Frank M. Howard	Senior Vice President and Treasurer
James R. Neill	Senior Vice President — Employee Development and Human Resource Services
Michael D. Orr	Senior Vice President — Operations and Logistics
Scott C. Smith	Senior Vice President — Corporate Counsel
Lisa K. Hamilton	Vice President — Benefits and Communications
David A. Haskett	Vice President and Corporate Controller
Philip C. Johnson	Vice President — Compensation
Sidney G. Jones	Vice President — Investor Relations
Karl J. Koenig	Vice President — Real Estate and Construction
Napoleon B. Rutledge, Jr.	Vice President and Assistant Treasurer
Eric N. Sundby	Vice President — Information Technology
Matthew P. Brigham	Assistant Vice President — Treasury Services
Christopher T. Galla	Assistant Vice President and Senior Counsel
Jessica E. Morgan	Assistant Vice President — Risk Management
Christine E. Powell	Assistant Vice President — Financial Analysis
Robert L. Swann	Assistant Vice President — Internal Audit and Compliance
Jennifer L. Ellis	Associate Counsel and Assistant Secretary

U.S. Automotive Parts Group

Paul D. Donahue	President
Lee A. Maher	Executive Vice President and Chief Operating Officer
Glenn M. Chambers	Executive Vice President — Operations
Scott W. LeProhon	Executive Vice President — Merchandising and Product Strategy
Daniel F. Askey	Senior Vice President — Sales
Todd P. Helms	Senior Vice President — Human Resources
Gregory N. Miller	Senior Vice President and Chief Financial Officer
J. Richard Borman	Vice President — Supply Chain and Logistics
Michael A. Briggs	Vice President — Retail Product Management and Merchandising
Byron H. Frantz	Vice President — Wholesale Product Management
Michael J. Fusaro	Vice President — Process Improvement — Distribution
Richard A. Geiger	Vice President — Finance
Mark W. Hohe	Vice President — Store Operations
Karen E. Kreider	Vice President and Chief Information Officer
Jett W. Kuntz	Vice President — Integrated Business Solutions
David B. Nicki	Vice President — NAPA Tools and Equipment Sales
J. Michael Phillips	Vice President — Organizational Development
Bret A. Robyck	Vice President — AutoCare Sales
Vickie S. Smith	Vice President — Human Resources
Gaylord M. Spencer	Vice President — Marketing Strategy
Michael L. Swartz	Vice President — Inventory & Procurement
Dennis P. Tolivar	Vice President — Major Accounts

Divisions

M. Todd McMurtrie	Vice President — Atlantic Division
Grant L. Morris	Vice President — Central Division
Michael J. Kelleher	Vice President — Eastern Division
Gregg T. Sargent	Vice President — Florida Operations
Kevin E. Herron	Vice President — Midwest Division
Eric G. Fritsch	Vice President — Mountain Division
Christopher R. Agostino	Vice President — Quaker City Division
Patrick A. Wolfe	Vice President — Southern Division
Stuart A. Kambury	Vice President — Southwest Division
Bradley A. Shaffer	Vice President — Western Division

Heavy Vehicle Parts Group (Atlanta, GA)

D. Gary Silva	President
Greg A. Lancour	Vice President — Operations

Rayloc (Atlanta, GA)

William J. Westerman III	President
Michael S. Gaffney II	Vice President — Operations
Chris C. Koenigshof	Vice President — Human Resources
Joseph W. Lashley	Vice President — Information Services
Scott J. Rolf	Vice President — Sales and Marketing

Balkamp, Inc. (Indianapolis, IN)

D. Tip Tollison	President
Frank C. Amato	Executive Vice President
Mary F. Knudsen	Vice President — Finance and Treasurer

Grupo Auto Todo (Puebla, Mexico)

Juan Lujambio	President and Chief Executive Officer
Jorge Otero	Executive Vice President — Finance
Juan Quintal	Vice President and General Manager NAPA Mexico

Altrom Import Parts Group (Vancouver, Canada)

Patrick K. Nichol	President

NAPA Canada/UAP Inc. (Montreal, Canada)

Jean Douville	Chairman of the Board
Robert Hattem	President and Chief Executive Officer
Sylvie Leduc	Executive Vice President — Heavy Vehicle Parts Division
Alain Masse	Executive Vice President — NAPA Operations
John Buckley	Senior Regional Vice President — Auto Parts Division
Daniel Dallaire	Vice President — Human Resources
Joseph P. Herauf	Vice President — Sales
Thomas Hunt	Vice President — Product Development
Mark Miron	Vice President — Distribution and Logistics
Frank Pipito	Vice President — Finance and Secretary

GPC Asia Pacific (Melbourne, Australia)

John L. Moller	Managing Director
Mark G. Brunton	Executive General Manager — Repco New Zealand
Wayne F. Bryant	Executive General Manager — Repco Australia, Sales and Operations
Rob Cameron	Executive General Manager — Automotive Specialist Group
Gary T. Dunwell	Executive General Manager — Repco Australia, Merchandising and Strategic Marketing
Cary D. Laverty	Executive General Manager — Legal and Commercial
Lincoln P. McFayden	Executive General Manager — McLeod Accessories
J. Scott Mosteller	Executive General Manager — Logistics and Technology
Craig Sandiford	Executive General Manager — Human Resources
Mark B. Sookias	Executive General Manager — Motospecs
Julian Buckley	Chief Financial Officer

EIS, Inc. (Atlanta, GA)

Robert W. Thomas	President and Chief Executive Officer
Alexander Gonzalez	Senior Vice President — Electrical and Electronics
Larry L. Griffin	Senior Vice President — Fabrication and Coating
William C. Knight	Senior Vice President — Logistics and Operations
Peter F. Sheehan	Senior Vice President — Specialty Wire and Cable
Matthew C. Tyser	Senior Vice President — Finance and Secretary
Derek B. Goshay	Vice President — Human Resources

Motion Industries (Birmingham, AL)

William J. Stevens	Chairman and Chief Executive Officer
Timothy P. Breen	President and Chief Operating Officer
G. Harold Dunaway, Jr.	Executive Vice President — Finance & Administration and Secretary
Austin W. Amos	Senior Vice President & Group Executive — Midwest
Randall P. Breaux	Senior Vice President — Marketing, Strategic Planning and Product Support
Richard W. Burmester	Senior Vice President & Group Executive — Southwest
Anthony G. Cefalu	Senior Vice President & Group Executive — Central and Hose & Rubber
Ellen H. Holladay	Senior Vice President, Chief Information Officer and Operational Excellence Officer
Scott A. MacPherson	Senior Vice President — Sales
Mark W. Sheehan	Senior Vice President — OEM, Global Sourcing, Automation & Process Pumps
Gerald V. Sourbeer	Senior Vice President & Group Executive — Southeast
Kevin P. Storer	Senior Vice President & Group Executive — West and President — Motion Mexico
Mark R. Thompson	Senior Vice President — Corporate Accounts
Randy R. Till	Senior Vice President & Group Executive — East
Darryl J. Britain	Vice President — Technology Process, Support and Communications
Frederick H. "Ted" Cowie	Vice President — Sales — Safety Products
Zahirudin K. Hameer	Vice President — Inventory Management
Billy W. Hamilton	Vice President — Human Resources
M. Keith Knight	Vice President — Business Systems
N. Joe Limbaugh	Vice President — Operations
Douglas R. Osborne	Vice President — MI Services
C. Jeff Rouse	Vice President — Government Sales and Export
Brandon C. Scordino	Vice President — Technology Planning and Development
James R. Summers	Vice President — Systems Assurance & Data Center Operations
J. Marvin Walker	Vice President — Finance
James F. Williams	Vice President — Corporate Purchasing and Distribution Centers
Michael D. Harper	Treasurer
Dermot R. Strong	President — Motion Canada

S. P. Richards Company (Atlanta, GA)

C. Wayne Beacham	Chairman of the Board and Chief Executive Officer
Richard T. Toppin	President and Chief Operating Officer
Steven E. Lynn	Senior Vice President — Merchandising
G. Henry Martin	Senior Vice President — Human Resources
Donald C. Mikolasy	Senior Vice President — Sales
James F. O'Brien	Senior Vice President — Marketing
J. Phillip Welch, Jr.	Senior Vice President — Finance and CFO
Dennis J. Arnold	Vice President — Furniture
John K. Burgess	Vice President — Sales
Thomas E. Dunmon, Jr.	Vice President — Finance and Controller
Dennis J. Flynn	Vice President — Supply Chain
E. Chadwick Lee	Vice President — New Market Development
Charles E. Macpherson	Vice President — Strategic Pricing
Tom C. Maley	Vice President — Business Development & Analytics
Brian M. McGill	Vice President — Information Technology & CIO
James C. Moseley	Vice President — Information Systems
John R. Reagan	Vice President — Merchandising
Jason R. Smith	Vice President — Sales — Emerging Markets
Thomas M. Testa	Vice President — Sales
Chris F. Whiting	Vice President — Cleaning and Breakroom Supply
Bryan A. Wight	Vice President — Sales — Independent Dealer Channel
Lester P. Christian	Vice President — Southeast Division
Bryan T. Hall	Vice President — South Central Division
Gregory L. Nissen	Vice President — Western Division
Ray J. Sreca	Vice President — Northeast Division
Richard A. Wiltz	Vice President — North Central Division
Peter R. Dalglish	Managing Director — S. P. Richards Canada

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

GPC

GENUINE PARTS COMPANY

2999 Circle 75 Parkway
Atlanta, Georgia 30339

NOTICE OF 2014 ANNUAL MEETING OF SHAREHOLDERS

April 28, 2014

TO THE SHAREHOLDERS OF GENUINE PARTS COMPANY:

The 2014 Annual Meeting of Shareholders of Genuine Parts Company, a Georgia corporation, will be held at the Company's headquarters, 2999 Circle 75 Parkway, Atlanta, Georgia, on Monday, the 28th day of April 2014, at 10:00 a.m., for the following purposes:

(1) To elect as directors the thirteen nominees named in the attached proxy statement;

(2) To approve, by a non-binding advisory vote, the compensation of the Company's executive officers;

(3) To ratify the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2014; and

(4) To act upon such other matters as may properly come before the meeting or any reconvened meeting following any adjournment thereof.

Information relevant to these matters is set forth in the attached proxy statement. Only holders of record of Common Stock at the close of business on February 18, 2014 will be entitled to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 28, 2014.

The Proxy Statement and the 2013 Annual Report to Shareholders are available at http://www.proxydocs.com/gpc

By Order of the Board of Directors,

Carol B. Yancey

CAROL B. YANCEY
Executive Vice President, Chief Financial Officer and Corporate Secretary

Atlanta, Georgia
February 27, 2014

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING IN PERSON, PLEASE VOTE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE, OR YOU CAN VOTE BY TELEPHONE OR INTERNET PURSUANT TO THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

TABLE OF CONTENTS

GENUINE PARTS COMPANY

2999 Circle 75 Parkway
Atlanta, Georgia 30339

PROXY STATEMENT

ANNUAL MEETING — APRIL 28, 2014

This proxy statement is being furnished to the shareholders of Genuine Parts Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Company's 2014 Annual Meeting of Shareholders to be held on Monday, April 28, 2014, at 10:00 a.m. local time and at any reconvened meeting following any adjournment thereof. The Annual Meeting will be held at the Company's headquarters, 2999 Circle 75 Parkway, Atlanta, Georgia.

This proxy statement and the accompanying proxy card are first being mailed to shareholders and made available on our website on or about February 27, 2014. The Company's 2013 annual report to the shareholders, including consolidated financial statements for the year ended December 31, 2013, is enclosed.

VOTING

Shareholders of record can simplify their voting and reduce the Company's costs by voting their shares via telephone or the Internet. Instructions for voting via telephone or the Internet are set forth on the enclosed proxy card. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures enable shareholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or broker (in "street name"), the availability of telephone and Internet voting will depend on the voting processes of the applicable bank or broker; therefore, it is recommended that you follow the voting instructions on the form you receive from your bank or broker. If you do not choose to vote by telephone or the Internet, please mark your choices on the enclosed proxy card and then date, sign and return the proxy card at your earliest opportunity.

All proxies properly voted by telephone or the Internet and all properly executed written proxy cards that are delivered to the Company (and not later revoked) will be voted in accordance with instructions given in the proxy. When voting on the election of directors, you may (1) vote FOR all nominees listed in this proxy statement, (2) WITHHOLD AUTHORITY to vote for all nominees, or (3) WITHHOLD AUTHORITY to vote for one or more nominees but vote FOR the other nominees. When voting on the approval of the Company's executive compensation program and the ratification of the selection of independent auditors, you may vote FOR or AGAINST the proposal or you may ABSTAIN from voting.

If a signed proxy card is received which does not specify a vote or an abstention, the shares represented by that proxy card will be voted FOR all nominees to the Board of Directors listed in this proxy statement, FOR the proposal to approve the Company's executive compensation program, and FOR the ratification of the selection of independent auditors for the fiscal year ending December 31, 2014. The Company is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this proxy statement and the accompanying Notice of 2014 Annual Meeting of Shareholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented thereby in their discretion.

If you hold your shares in street name and you do not instruct your bank or brokerage firm in accordance with their directions how to vote your shares prior to the date of the Annual Meeting, your bank or brokerage firm cannot vote your shares (referred to as "broker non-votes") on the following proposals: "Proposal 1 — Election of Directors," or "Proposal 2 — Advisory Vote on Executive Compensation," and such shares will be considered "broker non-votes" and will not affect the outcome of these votes. However, your bank or brokerage firm may vote your shares in its discretion on "Proposal 3 — Ratification of Selection of Independent Auditors."

A shareholder of record who submits a proxy pursuant to this solicitation may revoke it at any time prior to its exercise at the Annual Meeting. Such revocation may be by delivery of written notice to the Corporate

Secretary of the Company at the Company's address shown above, by delivery of a proxy bearing a later date (including a later vote by telephone or the Internet), or by voting in person at the Annual Meeting. Street name holders may revoke their proxies prior to the Annual Meeting by following the procedures specified by their bank or brokerage firm.

Only holders of record of the Company's Common Stock at the close of business on the record date for the Annual Meeting, which is February 18, 2014, are entitled to vote at the Annual Meeting. Persons who hold shares of Common Stock in street name as of the record date may vote at the Annual Meeting only if they hold a valid proxy from their bank or brokerage firm. At the close of business on February 18, 2014, the Company had outstanding and entitled to vote at the Annual Meeting 153,727,213 shares of Common Stock.

On each proposal presented for a vote at the Annual Meeting, each shareholder is entitled to one vote per share of Common Stock held as of the record date. A quorum for the purposes of all matters to be voted on shall consist of shareholders representing, in person or by proxy, a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting. Shares represented at the Annual Meeting that are abstained or withheld from voting and broker non-votes will be considered present for purposes of determining a quorum at the Annual Meeting. If less than a majority of the outstanding shares of Common Stock are represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place.

The vote required for (1) the election of directors, (2) the advisory vote on executive compensation, and (3) the ratification of the selection of independent auditors is the affirmative vote of a majority of the shares of Common Stock outstanding and entitled to vote on such proposal which are represented at the Annual Meeting. Because votes withheld and abstentions will be considered as present and entitled to vote at the Annual Meeting but will not be voted "for" these proposals, they will have the same effect as votes "against" these proposals.

Although the advisory vote on executive compensation is non-binding as provided by law, the Company's Board of Directors will review the results of the vote and take it into account in making future determinations concerning executive compensation.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors of the Company currently consists of twelve directorships. The Compensation, Nominating and Governance Committee has recommended all twelve of the current Board members for re-election, and has recommended an additional nominee, Mr. Gary P. Fayard, increasing the number of directors to thirteen as of the date of the Annual Meeting. The Board of Directors has approved the recommendation of its Compensation, Nominating and Governance Committee to increase the number of directorships to thirteen as of the date of the 2014 Annual Meeting and has nominated the thirteen nominees named below to serve as directors until the 2015 Annual Meeting and the election and qualification of their successors.

In the event that any nominee is unable to serve (which is not anticipated), the Board of Directors may:

- designate a substitute nominee, in which case the persons designated as proxies will cast votes for the election of such substitute nominee;
- allow the vacancy to remain open until a suitable candidate is located and nominated; or
- adopt a resolution to decrease the authorized number of directorships.

If any incumbent director nominee in an uncontested election should fail to receive the required affirmative vote of the holders of a majority of the shares entitled to vote which are represented at the Annual Meeting, under Georgia law, the director remains in office as a "holdover" director until his or her successor is elected and qualified or until his or her earlier resignation, retirement, disqualification, removal from office or death. In the event of a holdover director, the Board of Directors in its discretion may request the director to resign from the Board. If the director resigns, the Board of Directors may:

- immediately fill the resulting vacancy;

- allow the vacancy to remain open until a suitable candidate is located and appointed; or
- adopt a resolution to decrease the authorized number of directorships.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL OF THE NOMINEES.

Set forth below is certain information about each of the thirteen nominees for director. For additional information about the nominees, including the experience, qualifications, attributes and skills that our Board believes makes them well qualified to serve as directors, as well as information about our director independence requirements, our director nominating process, our board leadership structure and other corporate governance matters, see "Corporate Governance" below.

NOMINEES FOR DIRECTOR

Name, Principal Occupation, Certain Other Current and Past Directorships and Age	Director Since
Dr. Mary B. Bullock was named Executive Vice Chancellor of Duke Kunshan University, a collaboration between Duke University, Wuhan University and the city of Kunshan in China, in September 2012. Dr. Bullock is President Emerita of Agnes Scott College in Atlanta, Georgia, where she served as President from 1995 until her retirement in August of 2006. Between 2007 and 2012, Dr. Bullock was a visiting part-time professor at Emory University. Dr. Bullock is 69.	2002
Paul D. Donahue was named President of the Company in January of 2012, and has served as President of the Company's U.S. Automotive Parts Group since July 6, 2009. Mr. Donahue served as Executive Vice President of the Company from August 2007 until his appointment as President. In addition, between 2004 and June 2007, Mr. Donahue served as President and Chief Operating Officer of S. P. Richards Company, a wholly-owned subsidiary of the Company. Mr. Donahue is 57.	2012
Jean Douville is the Chairman of the Board of Directors of the Company's wholly-owned subsidiary, UAP Inc., having been a director since 1981 and Chairman since 1993. He served as President of UAP Inc. from 1981 through 2000 and as Chief Executive Officer from 1982 through 2000. UAP Inc. is a distributor of automotive replacement parts headquartered in Montreal, Quebec, Canada. Mr. Douville is Chairman of the Board of Banque Nationale du Canada and a director of Richelieu Hardware Ltd. Mr. Douville is 70.	1992
Gary P. Fayard is Executive Vice President and Chief Financial Officer of the Coca-Cola Company. Mr. Fayard joined the Coca Cola Company in 1994 as Vice President and Controller. He was promoted to the role of Senior Vice President and Chief Financial Officer in 1999 and to his current position in 2003. He has served as Director on numerous for-profit and not-for-profit boards, including service on the Coca-Cola Enterprises, Inc. board from 2001 until 2009, and currently serves on the board of directors of Coca-Cola FEMSA. Mr. Fayard is 61.	N/A
Thomas C. Gallagher has been Chief Executive Officer of the Company since August 2004 and Chairman of the Board since February 2005. Mr. Gallagher served as President of the Company from 1990 until January 2012 and Chief Operating Officer of the Company from 1990 until August 2004. Mr. Gallagher was elected to the board of Oxford Industries, Inc. on June 20, 2013. Mr. Gallagher is 66.	1990
George C. "Jack" Guynn retired in October 2006 as President and CEO of the Federal Reserve Bank of Atlanta, where he worked his entire career. Mr. Guynn is a director of Oxford Industries, Inc. and Acuity Brands. Mr. Guynn is also a trustee of Ridgeworth Investments. Mr. Guynn is 71.	2006
John R. Holder is Chairman and Chief Executive Officer of Holder Properties, a commercial and residential real estate development, leasing, and management company based in Atlanta. Mr. Holder has held the position of Chairman since 1989 and Chief Executive Officer since 1980. He is also a director of Oxford Industries, Inc. Mr. Holder is 59.	2011

Name, Principal Occupation, Certain Other Current and Past Directorships and Age	Director Since
John D. Johns is Chairman, President and Chief Executive Officer of Protective Life Corporation in Birmingham, Alabama. Mr. Johns has served as President and Chief Executive Officer of Protective Life Corporation since January 2002 and became Chairman in January 2003. He served as President and Chief Operating Officer of Protective Life from August 1996 through December 2001, and from October 1993 through August 1996 he served as Executive Vice President and Chief Financial Officer. Mr. Johns also serves as a director of Regions Financial Corporation. He is also a director of Alabama Power Company, a wholly owned subsidiary of The Southern Company, whose common shares are not publicly traded. Mr. Johns is 62.	2002
Michael M.E. Johns, M.D. is a Professor at the Schools of Medicine and Public Health at Emory University. Dr. Johns served as Chancellor of Emory University from 2007 to 2012. From June 1996 to October 2007, Dr. Johns served as Executive Vice President for Health Affairs, Emory University; Chief Executive Officer of the Robert W. Woodruff Health Sciences Center; and Chairman of Emory Healthcare, Emory University. From 1990 to June 1996, Dr. Johns served as Dean of the School of Medicine, Johns Hopkins University. Dr. Johns is also a director of Johnson & Johnson and AMN Healthcare. Dr. Johns is 72.	2000
Robert C. "Robin" Loudermilk, Jr. is currently President and Chief Executive Officer of The Loudermilk Companies, LLC, a real estate management company, a position he has held since January 1, 2012. Previously he served as President of Aaron's Inc., a furniture, electronics and home appliance retailer from 1997 through November 2011 and as Chief Executive Officer of Aaron's Inc. from 2008 through November 2011. He also served in various other positions at Aaron's Inc., beginning as an Assistant Store Manager in 1985 and including service as the Chief Operating Officer from 1997 until 2008. Mr. Loudermilk also previously served as a director of Aaron's Inc. Mr. Loudermilk is 54.	2010
Wendy B. Needham was Managing Director, Global Automotive Research for Credit Suisse First Boston, an investment banking firm, from August 2000 to June 2003, and a Principal, Automotive Research, for Donaldson, Lufkin and Jenrette from 1994 to 2000. Ms. Needham previously served as a director of Asahi Tec. Ms. Needham is 61.	2003
Jerry W. Nix served as the Vice Chairman of the Board of Directors from November 2005 until his retirement as CFO in March, 2013. He served as Chief Financial Officer of the Company from 2000 to 2013. Previously, Mr. Nix held the position of Executive Vice-President-Finance from February 2000 until November 2005 and Senior Vice President-Finance from 1990 through 1999. Mr. Nix currently serves as a director on the board of Synovus Financial Corp. Mr. Nix is 68.	2005
Gary W. Rollins is currently Vice Chairman and Chief Executive Officer of Rollins, Inc., a national provider of consumer services headquartered in Atlanta, Georgia. He has served as CEO since 2001 and was named Vice Chairman in 2013. Previously, he served as its President and Chief Operating Officer from 1984 through 2012. Mr. Rollins is a director of Rollins, Inc. and two related public companies: RPC, Inc. and Marine Products Corporation. Each of Rollins, Inc., RPC, Inc. and Marine Products Corporation is a controlled company (as defined by the NYSE rules) and is under the common control of a group that includes Mr. Rollins, his brother and certain companies controlled by Mr. Rollins and his brother. Mr. Rollins is 69.	2005

CORPORATE GOVERNANCE

Independent Directors

The Company's Common Stock is listed on the New York Stock Exchange. The NYSE requires that a majority of the directors, and all of the members of certain committees of the board of directors be "independent directors," as defined in the NYSE corporate governance standards. Generally, a director does not qualify as an independent director if the director (or in some cases, members of the director's immediate family) has, or in the past three years has had, certain material relationships or affiliations with the Company, its external or internal auditors, or other companies that do business with the Company. The Board has affirmatively determined that nine of the Company's thirteen current and proposed directors have no other direct or indirect relationships with the Company and therefore are independent directors according to the NYSE corporate governance standards and an analysis of all facts specific to each director. The independent directors and nominees are: Mary B. Bullock, Gary P. Fayard, George C. "Jack" Guynn, John R. Holder, John D. Johns, Michael M. E. Johns, M.D., Robert C. "Robin" Loudermilk, Wendy B. Needham and Gary W. Rollins.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines that give effect to the NYSE's requirements related to corporate governance and various other corporate governance matters. The Company's Corporate Governance Guidelines, as well as the charters of the Compensation, Nominating and Governance Committee and the Audit Committee, are available on the Company's website at www.genpt.com.

Non-Management Director Meetings and Presiding Independent Director

Pursuant to the Company's Corporate Governance Guidelines, the Company's non-management directors meet separately from the other directors in regularly scheduled executive sessions at least annually and at such other times as may be scheduled by the Chairman of the Board or by the presiding independent director or as may be requested by any non-management director.

The independent directors serving on the Company's Board of Directors appointed Gary W. Rollins to serve as the Board's presiding independent director effective in April 2013. As the presiding independent director, Mr. Rollins presides at all meetings of non-management and independent directors and serves as a liaison between the Chief Executive Officer and the non-management and independent directors. During 2013, the independent directors held four meetings without management. The former lead independent director, Mr. Hicks Lanier, presided over one of these meetings, and Mr. Rollins presided over the remaining three meetings.

Board Leadership Structure

The Board has appointed the Company's Chief Executive Officer to serve as Chairman of the Board. In his position as CEO, Mr. Gallagher has primary responsibility for the day-to-day operations of the Company and provides consistent leadership on the Company's key strategic objectives. In his role as Chairman of the Board, he sets the strategic priorities for the Board (with input from the presiding independent director), presides over its meetings and communicates its strategic findings and guidance to management. The Board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy. The Board believes that this leadership structure — a combined Chairman of the Board and Chief Executive Officer — is the most effective structure for the Company at this time and is instrumental in unifying the Company's strategy behind a single vision. In addition, we have found that our CEO is the most knowledgeable member of the Board regarding risks the Company may be facing and, in his role as Chairman, is able to facilitate the Board's oversight of such risks.

As noted earlier, the independent directors have appointed a presiding independent director, which provides balance to the Board's structure. With a supermajority of independent directors, an Audit Committee and a Compensation, Nominating and Governance Committee each comprised entirely of independent directors, and a presiding independent director to oversee all meetings of the non-management directors, the Company's Board of Directors is comfortable that its existing leadership structure provides for an appropriate balance that best serves the Company and its shareholders. The Board of Directors periodically reviews its leadership structure to ensure that it remains the optimal structure for our Company and our shareholders.

Director Nominating Process

Shareholders may recommend a director nominee by writing to the Corporate Secretary specifying the nominee's name and the other required information as set forth in the Company's By-laws. The By-laws require, among other things, that the shareholder making the nomination: (1) notify us in writing no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting; (2) include certain information about the nominee, including his or her name, occupation and Company share ownership; (3) include certain information about the shareholder proponent and the beneficial owner, if any on whose behalf the nomination is made, including such person or entity's name, address, Company share ownership and certain other information regarding the relationship between the shareholder and beneficial owner, if applicable, and any derivative or hedging positions in Company securities; and (4) update the required information as of the record date and after any subsequent change. The notice must comply with all requirements of the By-laws and, if the nomination is to be included in next year's proxy statement, the requirements of SEC Rule 14a-8 and must be timely received by the Corporate Secretary at Genuine Parts Company, 2999 Circle 75 Parkway, Atlanta, Georgia 30339.

The Company's Board of Directors has established the following process for the identification and selection of candidates for director. The Compensation, Nominating and Governance Committee, in consultation with the Chairman of the Board, annually reviews the appropriate experience, skills and characteristics required of Board members in the context of the current membership of the Board to determine whether the Board would better be enhanced by the addition of one or more directors. This review includes, among other relevant factors in the context of the perceived needs of the Board at that time, issues of experience, reputation, judgment, diversity and skills. With regard to diversity, the Board and the Compensation, Nominating and Governance Committee believe that sound governance of the Company in an increasingly complex international marketplace requires a wide range of viewpoints. As a result, although the Board does not have a formal policy regarding Board diversity, the Board and the Committee believe that the Board should be comprised of a well-balanced group of individuals with diverse backgrounds, educations, experiences and skills that contribute to board diversity, and the Compensation, Nominating and Governance Committee considers such factors when reviewing potential candidates.

If the Compensation, Nominating and Governance Committee determines that adding a new director is advisable, the Committee initiates a search, working with other directors, management and, if it deems appropriate or necessary, a search firm retained to assist in the search. The Compensation, Nominating and Governance Committee considers all appropriate candidates proposed by management, directors and shareholders. Information regarding potential candidates is presented to the Compensation, Nominating and Governance Committee, and the Committee evaluates the candidates based on the needs of the Board at that time. Potential candidates are evaluated according to the same criteria, regardless of whether the candidate was recommended by shareholders, the Compensation, Nominating and Governance Committee, another director, Company management, a search firm or another third party. The Compensation, Nominating and Governance Committee then submits any recommended candidate(s) to the full Board of Directors for approval and recommendation to the shareholders.

The Company's Board of Directors is comprised of individuals with diverse experience at policy-making levels in a variety of businesses, as well as in education and non-profit organizations in areas that are relevant to the Company's activities. Each director was nominated on the basis of the unique experience, qualifications, attributes and skills that he or she brings to the Board, as well as how those factors blend with those of the others on the Board as a whole. On an individual basis:

- Dr. Bullock brings to the Board her extensive experience with work force issues and strategic planning gained during her tenure as president of an independent national liberal arts college for women.
- Mr. Donahue has eleven years of successful operating and management experience with the Company, which has included extensive involvement with numerous operating divisions within the Company. Prior to joining the Company, Mr. Donahue spent 24 years with a publicly traded consumer products manufacturer, ten of which were in their office products division. While there, he successfully held a number of sales, marketing, operations and executive positions. Mr. Donahue's proven leadership, experience and success have contributed to the success of the Company and are beneficial to our Board.
- Mr. Douville brings both management and industry experience as a former CEO and current Chairman of UAP/NAPA Canada, our Canadian subsidiary. In addition, as the chairman of a major Canadian bank, he is able to share his insights into international and other macro-economic trends.

- Mr. Fayard will bring to the Board a wealth of financial, accounting, and auditing knowledge as CFO of one of America's largest corporations. Additionally, Mr. Fayard has served as Director on numerous for-profit and not-for-profit boards, giving him direct exposure to a wide variety of businesses and industries. His financial background and broad business exposure will bring significant contributions to our Board.
- Mr. Gallagher has 43 years of operating experience with the Company and brings insight into all aspects of our business due to both his current role and his history with the Company. Mr. Gallagher's leadership, together with the skills and knowledge of the industry and the Company gained in his tenure with the Company, has been instrumental in the growth and success of the Company. Mr. Gallagher also brings extensive experience as a former director of other NYSE-listed companies and as a current director of Oxford Industries, Inc.
- Mr. Guynn's prior role as President and CEO of the Federal Reserve Bank of Atlanta provides the Board with information and insight into areas of government relations and regulatory issues. In addition, Mr. Guynn's financial and accounting experience with the Federal Reserve, as well as his experience as a member of the audit committees of other public company boards, is a great asset to the Audit Committee.
- Mr. Holder brings to the Board his strategic leadership in the growth of Holder Properties, which has been involved in the development of over 10 million square feet of real estate totaling in excess of $1.5 billion, as well as his extensive involvement in the areas of financial and marketing management. His service as the Chairman and CEO of Holder Properties, together with various board affiliations which include civic organizations, has given him leadership experience, business acumen and financial literacy that is beneficial to our Board, Audit, and Compensation, Nominating and Governance Committees.
- Mr. Johns brings experience in running every aspect of a public company, including his current position as the Chairman, CEO and President of a public company and previous experience as a COO, CFO and General Counsel of NYSE-listed public companies. Mr. Johns also has experience as a director of other public company boards.
- Dr. Johns has served in numerous senior leadership positions at some of the nation's most prestigious academic institutions, hospitals and health care organizations. His involvement in strategic planning and management at these diverse organizations adds a unique perspective to the Board. Dr. Johns also brings experience as a director of other public company boards.
- Mr. Loudermilk has over 25 years of experience working with a public company in various positions and over 10 years as an experienced senior executive. Mr. Loudermilk's operational, financial and management expertise and expansive knowledge of a similar line of business are a significant contribution to the Board and Audit Committee.
- Ms. Needham offers extensive knowledge and understanding of the U.S. and international auto industries as a former managing director of global automotive research at a world-wide financial services company. Throughout her career she has analyzed the financial performance and strategies of public companies in the global auto industry and brings this experience to bear as the Chair of the Company's Audit Committee.
- Prior to his retirement in 2013, Mr. Nix served in key financial positions within the Company for over 20 years and as the Company's CFO for 13 years, providing him with extensive knowledge of the Company's business and financial position. While serving as CFO, he managed the Company's legal, human resources, logistics, construction, real estate and technology functions. With this knowledge and experience, Mr. Nix provides the Board with essential information that enables a better understanding of the business and financial risks facing the Company. Mr. Nix also brings experience as a director of another NYSE-listed company.
- Mr. Rollins offers experience as the CEO of a publicly traded NYSE-listed company, as well as specific expertise in the service industry. Mr. Rollins also brings extensive experience as a director of other NYSE-listed companies.

Communications with the Board

The Company's Corporate Governance Guidelines provide for a process by which shareholders or other interested parties may communicate with the Board, a Board committee, the presiding independent director, the non-management directors as a group, or individual directors. Shareholders or other interested parties who wish to communicate with the Board, a Board committee or any such other individual director or directors may do so by sending written communications addressed to the Board of Directors, a Board committee or such individual director or directors, c/o Corporate Secretary, Genuine Parts Company, 2999 Circle 75 Parkway, Atlanta, Georgia 30339. This information is also available on the Company's website at www.genpt.com. All communications will be compiled by the Secretary of the Company and forwarded to the members of the Board to whom the communication is directed or, if the communication is not directed to any particular member(s) of the Board, the communication shall be forwarded to all members of the Board of Directors.

Annual Performance Evaluations

The Company's Corporate Governance Guidelines provide that the Board of Directors shall conduct an annual evaluation to determine, among other matters, whether the Board and the Committees are functioning effectively. The Audit Committee and the Compensation, Nominating and Governance Committee are also required to each conduct an annual self-evaluation. The Compensation, Nominating and Governance Committee is responsible for overseeing this self-evaluation process. The Board, Audit Committee and Compensation, Nominating and Governance Committee each conducted an annual self-evaluation process during 2013.

Board Oversight of Risk

The Company's Board of Directors recognizes that, although risk management is primarily the responsibility of the Company's management team, the Board plays a critical role in the oversight of risk. The Board believes that an important part of its responsibilities is to assess the major risks the Company faces and review the Company's options for monitoring and controlling these risks. The Board assumes responsibility for the Company's overall risk assessment.

The Board as a whole examines specific business risks in its regular reviews of the individual business units and also on a Company-wide basis as part of its regular strategic reviews. In addition to periodic reports from two committees (discussed below) about risks, the Board receives presentations throughout the year from various business units that include discussion of significant risks specific to their business unit as necessary. Periodically, at Board meetings, management discusses matters of particular importance or concern, including any significant areas of risk requiring Board attention.

The Audit Committee has specific responsibility for oversight of risks associated with financial accounting and audits, as well as internal control over financial reporting. This includes the Company's risk assessment and management policies, the Company's major financial risk exposure and the steps taken by management to monitor and mitigate such exposure.

The Compensation, Nominating and Governance Committee oversees the risks relating to the Company's compensation policies and practices as well as management development and leadership succession in the Company's various business units.

The Compensation, Nominating and Governance Committee annually reviews with management the design and operation of the Company's incentive compensation arrangements for all employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the Company. In advance of such review, the Company identifies internal and external factors that comprise the Company's primary business risks, and management compiles an inventory of incentive compensation arrangements applicable to the Company's key employees, which are then summarized for the Compensation, Nominating and Governance Committee and reviewed for the purpose of identifying any aspects of such programs that might encourage behaviors that could exacerbate the identified business risks.

In conducting this assessment for 2013, the Compensation, Nominating and Governance Committee considered the performance objectives and target levels used in connection with these incentive awards and also the features of the Company's compensation program that are designed to mitigate compensation-related risk. Based on such assessment, the Compensation, Nominating and Governance Committee concluded that the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Code of Conduct and Ethics

The Board of Directors has adopted a Code of Conduct and Ethics for Employees, Contract and/or Temporary Workers, Officers and Directors and a Code of Conduct and Ethics for Senior Financial Officers, both of which are available on the Company's website at www.genpt.com. These Codes of Conduct and Ethics comply with NYSE and Securities and Exchange Commission (the "SEC") requirements, including procedures for the confidential, anonymous submission by employees or others of any complaints or concerns about the Company or its accounting, internal accounting controls or auditing matters. The Company will post any amendments to or waivers from the Code of Conduct and Ethics (to the extent applicable to the Company's executive officers and directors) on its website.

Board Attendance

The Company's Corporate Governance Guidelines provide that all directors are expected to attend all meetings of the Board and committees on which they serve and are also expected to attend the Annual Meeting of Shareholders. During 2013, the Board of Directors held four meetings. All of the directors attended all of the Board of Directors meetings and meetings of committees of the Board on which they served. All of the Company's directors were in attendance, in person or by telephone, at the Company's 2013 Annual Meeting.

Board Committees

The Board presently has three standing committees. Information regarding the functions of the Board's committees, their present membership and the number of meetings held by each committee during 2013 is set forth below:

Executive Committee. The Executive Committee is authorized, to the extent permitted by law, to act on behalf of the Board of Directors on all matters that may arise between regular meetings of the Board upon which the Board of Directors would be authorized to act. The current members of the Executive Committee are Thomas C. Gallagher (Chair), Michael M.E. Johns, M.D., Paul Donahue and Gary W. Rollins. During 2013, this committee held five meetings.

Audit Committee. The Audit Committee's main role is to assist the Board of Directors with oversight of (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of the Company's internal audit function and independent auditors. As part of its duties, the Audit Committee assists in the oversight of (a) management's assessment of, and reporting on, the effectiveness of internal control over financial reporting, (b) the independent auditor's integrated audit, which includes expressing an opinion on the conformity of the Company's audited financial statements with United States generally accepted accounting principles, (c) the independent auditor's audit of the Company's internal control over financial reporting which includes expressing an opinion on the effectiveness of the Company's internal control over financial reporting and (d) the Company's risk assessment and risk management. (See "Board Oversight of Risk" above.) The Audit Committee oversees the Company's accounting and financial reporting process and has the authority and responsibility for the appointment, retention and oversight of the Company's independent auditors, including pre-approval of all audit and non-audit services to be performed by the independent auditors. The Audit Committee annually reviews and approves the firm to be engaged as independent auditors for the Company for the next fiscal year, reviews with the independent auditors the plan and results of the audit engagement, reviews the scope and results of the Company's procedures for internal auditing and monitors the design and maintenance of the Company's internal accounting controls. The Audit Committee Report appears later in this proxy statement. A current copy of the written charter of the Audit Committee is available on the Company's website at www.genpt.com.

The current members of the Audit Committee are Wendy B. Needham (Chair), Mary B. Bullock, George C. Guynn, John R. Holder and Robert C. Loudermilk, Jr. All members of the Audit Committee are independent of the Company and management, as required by the New York Stock Exchange listing standards and SEC requirements. The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE corporate governance listing standards. During 2013, the Audit Committee held five meetings.

The Board of Directors has determined that Mr. Guynn and Ms. Needham meet the requirements adopted by the SEC for qualification as an "audit committee financial expert." Mr. Guynn retired in 2006 as President and CEO of the Federal Reserve Bank of Atlanta, where he worked his entire career. In such capacity, Mr. Guynn has experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions as well as other relevant experience. Ms. Needham was formerly Managing Director, Global Automotive Research for Credit Suisse First Boston from August 2000 to June 2003. Prior to that, Ms. Needham was a Principal, Automotive Research for Donaldson, Lufkin & Jenrette for six years. In both of these positions, Ms. Needham actively reviewed financial statements and prepared various financial analyses and evaluations of such financial statements and related business operations.

Compensation, Nominating and Governance Committee. The Compensation, Nominating and Governance Committee is responsible for (1) determining and evaluating the compensation of the Chief Executive Officer and other executive officers and key employees and approving and monitoring our executive compensation plans, policies, and programs, (2) identifying and evaluating potential nominees for election to the Board and recommending candidates for consideration by the Board and shareholders, (3) developing and recommending to the Board a set of Corporate Governance Guidelines, as well as periodically reevaluating those Corporate Governance Guidelines, and (4) overseeing the evaluation of the Board of Directors and management. The Committee also periodically reviews and evaluates the risk involved in the Company's compensation policies and practices and the relationship of such policies and practices to the Company's overall risk and management of that risk. The Committee has and may exercise the authority of the Board of Directors as specified by the Board and to the extent permitted under the Georgia Business Corporation Code, and the Committee has the authority to delegate its duties and responsibilities to subcommittees as it deems necessary and advisable. A brief description of the Committee's policy regarding director candidates nominated by shareholders appears in "Director Nominating Process" above, and a full version can be found in the Company's By-Laws.

For 2013 the Committee independently retained a compensation consultant, Meridian Compensation Partners, LLC, to assist it in its review of and deliberations regarding executive compensation practices, including the competitiveness of pay levels, design issues, market trends and technical considerations.

During the year, Meridian assisted the Committee with the development of competitive market data for executives and a related assessment of the Company's executive compensation levels, a risk assessment of the Company's incentive compensation, and also provided legislative and regulatory updates and guidance regarding reporting of executive compensation under the SEC's proxy disclosure rules. Our Chairman and Chief Executive Officer, with input from our Senior Vice President — Human Resources and Meridian, recommended to the Committee base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our senior executives. The Committee considered, discussed, modified as appropriate, and took action on such proposals. The Committee has agreed that Meridian will play a similar role for 2014.

The Compensation, Nominating and Governance Committee annually considers whether the work of any compensation consultant raised any conflict of interest. For 2013, the Committee considered various factors, including the six factors mandated by SEC rules, and determined that with respect to executive and director compensation-related matters, no conflict of interest was raised by the work of Meridian. The Committee also considers the six independence factors mandated by SEC rules before engaging any other compensation advisers.

The current members of the Compensation, Nominating and Governance Committee are Michael M.E. Johns, M.D. (Chair), John D. Johns, John R. Holder and Gary W. Rollins. All members of the Compensation, Nominating and Governance Committee are independent of the Company and management, as required by the NYSE listing standards and the SEC. During 2013, the Compensation, Nominating and Governance Committee held four meetings. A current copy of the written charter of the Compensation, Nominating and Governance Committee is available on the Company's website at www.genpt.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of February 18, 2014, as to all persons or groups known to the Company to be beneficial owners of more than five percent of the outstanding Common Stock of the Company.

Title of Class	Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Common Stock, $1.00 par value	Blackrock, Inc. 40 East 52nd Street New York, NY 10022	12,087,954(1)	7.8%
Common Stock, $1.00 par value	The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	11,143,121(2)	7.2%
Common Stock, $1.00 par value	State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	8,899,348(3)	5.8%

(1) This information is based upon information included in a Schedule 13G filed on January 29, 2014 by Blackrock, Inc. Blackrock, Inc. reports sole voting power with respect to 10,323,791 shares and sole dispositive power with respect to all 12,087,954 shares. According to the filing, the reported shares are held by Blackrock, Inc. through subsidiaries.

(2) This information is based upon information included in a Schedule 13G filed on February 11, 2014 by The Vanguard Group, Inc. The Vanguard Group, Inc. reports sole voting power with respect to 250,617 shares, sole dispositive power with respect to 10,906,536 shares and shared dispositive power with respect to 236,585 shares. According to the filing, Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 198,735 of the reported shares. In addition, Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 89,732 of the reported shares.

(3) This information is based upon information included in a Schedule 13G filed on February 3, 2014 by State Street Corporation. State Street Corporation reports shared voting power and shared dispositive power with respect to all 8,899,348 shares. According to the filing, the reported shares are held by State Street Corporation through subsidiaries.

SECURITY OWNERSHIP OF MANAGEMENT

Based on information provided to the Company by the named persons, set forth in the table below is information regarding the beneficial ownership of Common Stock of the Company held by the Company's directors and nominees for director, the named executive officers (as defined in "Executive Compensation" below) and all directors, nominees for director and executive officers of the Company as a group as of February 18, 2014:

Name	Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Mary B. Bullock	18,992(2)	*
R. Bruce Clayton	3,149,881(3)	2.1%
Paul D. Donahue	101,593(4)	*
Jean Douville	5,363(5)	*
Thomas C. Gallagher	840,974(6)	*
George C. "Jack" Guynn	12,087(7)	*
Gary P. Fayard	0	*
John R. Holder	8,874 (8)	*
John D. Johns	31,068(9)	*
Michael M. E. Johns, M.D.	36,023(10)	*
Robin C. Loudermilk, Jr.	15,310(11)	*
Wendy B. Needham	16,553(12)	*
Jerry W. Nix	215,515(13)	*
Gary W. Rollins	46,860(14)	*
William J. Stevens	242,540(15)	*
Carol B. Yancey	3,152,980(16)	2.1%
Directors, Nominees and Executive Officers as a Group (16 persons)	4,789,150(17)	3.1%

* Less than 1%.

(1) Information relating to the beneficial ownership of Common Stock by directors, nominees for director and executive officers is based upon information furnished by each such individual using "beneficial ownership" concepts set forth in rules promulgated by the SEC. Except as indicated in other footnotes to this table, directors, nominees and executive officers possessed sole voting and investment power with respect to all shares set forth by their names. The table includes, in some instances, shares in which members of a director's, nominee's or executive officer's immediate family or trusts or foundations established by them have a beneficial interest and as to which the director, nominee or executive officer disclaims beneficial ownership.

(2) Includes (i) 8,359 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement and (ii) 6,986 shares of Common Stock equivalents held in Ms. Bullock's stock account under the Directors' Deferred Compensation Plan. See "Compensation of Directors."

(3) Includes 21,631 shares subject to stock options and stock appreciation rights that are exercisable currently or within 60 days after February 18, 2014. Also includes 2,016,931 shares held in trust for Company employees under the Company's Pension Plan for which Mr. Clayton is one of five trustees and 1,088,532 shares held in a benefit fund for Company employees of which Mr. Clayton is one of four trustees. Mr. Clayton disclaims beneficial ownership as to all such shares held in both trusts. Does not include 6,394 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events outside the control of Mr. Clayton.

(4) Includes 57,998 shares subject to stock options and stock appreciation rights that are exercisable currently or within 60 days after February 18, 2014. Does not include 21,022 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events outside the control of Mr. Donahue.

(5) Includes 3,113 shares of Common Stock equivalents held in Mr. Douville's stock account under the Directors' Deferred Compensation Plan.

(6) Includes (i) 341,667 shares subject to stock options and stock appreciation rights that are exercisable currently or within 60 days after February 18, 2014, and (ii) 946 shares owned jointly by Mr. Gallagher and his wife. Does not include 50,409 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events outside the control of Mr. Gallagher.

(7) Includes 8,359 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(8) Includes (i) 6,317 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 1,024 shares of Common Stock equivalents held in Mr. Holder's stock account under the Directors' Deferred Compensation Plan.

(9) Includes (i) 8,359 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, (ii) 14,131 shares of Common Stock equivalents held in Mr. Johns' stock account under the Directors' Deferred Compensation Plan, and (iii) 2,053 shares owned by Mr. Johns' wife, as to which Mr. Johns disclaims beneficial ownership.

(10) Includes (i) 8,359 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 19,239 shares of Common Stock equivalents held in Dr. Johns' stock account under the Directors' Deferred Compensation Plan.

(11) Includes (i) 6,317 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement and (ii) 3,382 shares of Common Stock equivalents held in Mr. Loudermilk's stock account under the Directors' Deferred Compensation Plan.

(12) Includes (i) 8,359 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 1,204 shares held jointly by Ms. Needham and her husband.

(13) Includes (i) 101,800 shares subject to stock options and stock appreciation rights that are exercisable currently or within 60 days after February 18, 2014 and (ii) 54,600 shares owned by Mr. Nix's wife. Mr. Nix disclaims beneficial ownership as to all shares held by his wife. Does not include 19,631 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events outside the control of Mr. Nix.

(14) Includes (i) 8,359 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 34,030 shares held in a charitable foundation for which Mr. Rollins is a trustee and thereby has shared voting and investment power. Mr. Rollins disclaims beneficial ownership as to all such shares held in trust.

(15) Includes (i) 146,498 shares subject to stock options and stock appreciation rights that are exercisable currently or within 60 days after February 18, 2014. Does not include 13,583 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events outside the control of Mr. Stevens.

(16) Includes (i) 23,498 shares subject to stock options and stock appreciation rights that are exercisable currently or within 60 days after February 18, 2014. Does not include 8,315 restricted stock units that each represent a right to receive one share of Common Stock on the five-year anniversary of their original grant date, subject to earlier settlement in certain events outside the control of Ms. Yancey. Also includes 2,016,931 shares held in trust for Company employees under the Company's Pension Plan for which Ms. Yancey is one of five trustees and 1,088,532 shares held in a benefit fund for Company employees of which Ms. Yancey is one of four trustees.

(17) Includes (i) 591,292 shares or rights issuable to certain executive officers and directors upon the exercise of options, stock appreciation rights and restricted stock units that are exercisable currently, (ii) 2,016,931 shares held in trust for Company's employees under the Company's Pension Plan, (iii) 1,088,532 shares held in a benefit fund for Company employees; and (iv) 47,874 shares held as Common Stock equivalents in directors' stock accounts under the Directors' Deferred Compensation Plan.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, an overview and analysis is provided of the executive compensation program and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Later in this proxy statement under the heading "Additional Information Regarding Executive Compensation" you will find a series of tables containing specific information about the compensation earned or paid in 2013 to the following individuals, whom are referred to as our named executive officers:

- Thomas C. Gallagher, Chairman and Chief Executive Officer
- Paul D. Donahue, President of the Company and President — U.S. Automotive Parts Group
- Carol B. Yancey, Executive Vice President, Chief Financial Officer & Corporate Secretary
- R. Bruce Clayton, Senior Vice President — Human Resources
- William J. Stevens, Chairman and Chief Executive Officer — Motion Industries
- Jerry W. Nix, Former Vice Chairman and Former Chief Financial Officer

The discussion below is intended to explain the detailed information provided in those tables and put that information into context within the Company's overall compensation program.

2013 In Brief

During 2013, the Compensation, Nominating and Governance Committee actions and our pay-for-performance program operated such that compensation actually earned by executives reflected the performance of the Company in an economic environment that continues to be challenging but in which we were able to achieve successes. Highlights for 2013 are as follows:

- Revenues were up 8% and were 97% of our target; earnings were up 6% and were 96% of our target. As a result of this and other performance results, bonus payouts were generally below target.
- Our total shareholder return was 34.6%. This served to increase both shareholder wealth and the value of equity awards previously granted to our executives.
- Modest base salary increases were made effective April 1, 2013, with the exception of Ms. Yancey, as discussed in more detail below.
- 2013 annual incentive awards for Messrs. Gallagher and Clayton and Ms. Yancey were 91% of total target amounts, based on the Company's 2013 pre-tax profit of $1,044,305,000, or 96% achievement of the target performance level.
- Mr. Donahue's 2013 annual incentive award was 79% of total target. This award was partly earned based on the Company's pre-tax profit performance, which was 96% of target. Mr. Donahue's annual incentive award is also based on the Automotive Group's performance. The Automotive Group's pre-tax profit was 97% of target and the Automotive Group's sales performance was at 98.5% of target. Goals related to accounts receivable and expense control were not met. The Automotive Group's inventory results were at target.

- Mr. Stevens' 2013 annual incentive award was 30% of total target. This award was partly earned based on the Industrial Products Group's pre-tax profit performance, which was at 85% of target. Mr. Stevens' annual incentive award is also based on the Industrial Products Group's sales performance. The Industrial Products Group's sales performance was below target and did not meet the minimum level to achieve an annual incentive. Additional goals pertaining to Mr. Stevens' performance in 2013 compared to 2012 in the areas of accounts receivable, inventory and expense control were not met.
- Long-term incentive awards (stock appreciation rights/SARs and performance-based restricted stock units/PRSUs) were granted to our executive officers in 2013 at levels below the size-adjusted 50% percentile of the market data. PRSU payouts were dependent on achievement of corporate performance goals relating to pre-tax profit for 2013. SARs deliver value to executive officers only to the extent our stock price increases after the grant date.
- The performance-based restricted stock units granted in 2013 were earned at 60% of target for Messrs. Gallagher and Clayton and Ms. Yancey, at 66% of target for Mr. Donahue, and at 0% of target for Mr. Stevens for performance during 2013. Such earned shares generally vest based on four additional years continued employment.
- Effective March 1, 2013, the Company completed its previously announced Chief Financial Officer transition, with the retirement of Mr. Nix and the appointment of Ms. Yancey as the Company's new Chief Financial Officer. Ms. Yancey received a salary increase in connection with her promotion. Due to his retirement, Mr. Nix was not provided with an annual incentive bonus award or any long-term incentive awards in 2013.

In addition, we believe our compensation programs reflect a "best practices" approach to pay governance:

- We target pay opportunities for base salary, target bonus and long-term incentives as a group at or under the size-adjusted 50th percentile of the market data.
- About 76% of our CEO's compensation is performance-based and performance-based compensation represents between 58% and 70% for each of the other named executive officers.
- Stock required to be owned by executives through stock ownership requirements rose in value during 2013 in the same way and with the same impact that share value rose for other shareholders.
- Our Annual Incentive Plans contain a clawback provision.
- We have no tax gross-ups for perquisites or benefits other than relocation.
- Individuals becoming eligible for change-in-control severance protection after January 1, 2009 are not eligible for excise tax gross-up.
- The Company has no employment contracts with named executive officers or guaranteed severance except in the case of change in control agreements.
- We have never re-priced stock options or stock appreciation rights.
- We pay dividend equivalents on performance-based restricted stock units only to the extent such units are earned through performance.
- Our insider trading policy prohibits transactions in publicly traded options and other hedging transactions with respect to Company common stock.

Consideration of Last Year's Advisory Shareholder Vote on Executive Compensation

At the 2013 Annual Meeting of Shareholders, approximately 94% of the shares present and entitled to vote were cast in support of the compensation of the Company's executive officers, as discussed and disclosed in the 2013 Proxy Statement. The Board and the Compensation, Nominating and Governance Committee appreciate and value the views of our shareholders. In considering the results of this advisory vote on executive compensation, the Committee concluded that the compensation paid to our executive officers and the Company's overall pay practices enjoy strong shareholder support.

In light of the strong shareholder support of the compensation paid to our executive officers evidenced by the results of this advisory vote, the Board and the Committee do not intend to make any specific changes to our executive compensation program for 2014. Going forward, future advisory votes on executive compensation will serve as an additional tool to guide the Board and the Committee in evaluating the alignment of the Company's executive compensation program with the interests of the Company and its shareholders.

At the 2011 Annual Meeting of Shareholders, our shareholders expressed a preference that advisory votes on executive compensation occur once every year. Consistent with this preference, the Board determined to implement an annual advisory vote on executive compensation until the next required vote on the frequency of shareholder votes on the compensation of executive officers, which is scheduled to occur at the 2017 Annual Meeting.

Compensation Philosophy and Objectives

Our overall goal in compensating executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. We believe that short-term and long-term incentive compensation opportunities provided to executive officers should be directly aligned with our performance, and our compensation is structured to ensure that a significant portion of executives' compensation opportunities is directly related to achievement of financial and operational goals and other factors that impact shareholder value.

Our compensation decisions with respect to executive officer salaries, annual incentives, and long-term incentive compensation opportunities are influenced by (a) the executive's level of responsibility and function within the Company, (b) the overall performance and profitability of the Company, (c) our assessment of the competitive marketplace, including other peer companies, and (d) the economic environment. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual cash bonus and long-term incentives, including stock-based awards.

We also believe that the best way to directly align the interests of our executives with the interests of our shareholders is to make sure that our executives acquire and retain a significant level of stock ownership throughout their tenure with the Company. Our compensation program pursues this objective in two ways: through our equity-based long-term incentive awards and our stock ownership guidelines for our senior executives, as described in more detail below.

Overview of Executive Compensation Components

The Company's executive compensation program consists of several compensation elements, as described in the table below.

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Base Salary	Core competence in the executive role relative to skills, experience and contributions to the Company	Provide fixed compensation based on competitive market practice	Provide a standard element of competitive market pay
Annual Cash Incentive	Contributions toward the Company's achievement of specified pre-tax profit goals, as well as achievement of revenue and asset management goals for certain NEOs	• Provide focus on meeting critical annual goals that lead to our long-term success • Provide annual performance-based cash incentive compensation	Motivate achievement of critical annual performance metrics
Long-Term Incentives	Stock Appreciation Rights (SARs): • Sustained stock price appreciation • Continued employment with the Company during a three-year vesting period Performance Restricted Stock Units (PRSUs): • Sustained pre-tax profitability (determines the number of PRSUs that are earned) • Focus on the Company's stock price performance • Continued employment with the Company during a four-year vesting period (five years including the performance year)	The combination of SARs and PRSUs provides a blended long-term focus on: • Sustained stock price performance • Achievement of pre-tax profitability targets • Executive ownership of our stock • Executive retention in a challenging business environment and competitive labor market	Align executives' interests with those of shareholders and enhance their retention

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Retirement Benefits Plans are described in detail later in this proxy statement under the heading "Additional Information Regarding Executive Compensation"	Executives are eligible to participate in employee benefit plans available to all employees: • Tax Deferred Savings Plan: Rewards saving for retirement • Supplemental Retirement Plan (SRP): Rewards executives for continued employment in the same manner as other employees	• Tax Deferred Savings Plan: Provide a voluntary tax-deferred retirement savings vehicle for our executive officers • SRP: Make total retirement benefits for our executive officers commensurate with those available to our other employees as a percentage of pay	Treat executives in the same manner as other employees by making them "whole" on amounts they would have been entitled to receive under retirement plans had the plans not been limited by the IRS Code
Welfare Benefits	• Executives participate in medical, health, life insurance and disability plans generally available to our employees • Continuation of welfare benefits may occur as part of severance upon certain terminations of employment	These benefits are part of our broad-based total compensation program	
Additional Benefits and Perquisites	What is provided: • CEO only: Board-mandated requirement that the corporate aircraft be used for personal travel • CEO only: Selected club memberships Neither item has a tax reimbursement provision What it rewards: This pay element is not a reward but rather a facilitation of Company objectives	Corporate aircraft use: Accommodate security, CEO availability and efficiency concerns Club memberships: Facilitate the CEO's role as a Company representative in the community	Accomplish the specific objectives noted at left
Change in Control and Termination Benefits	What is provided: We have change in control agreements with certain officers, including our named executive officers. The agreements provide severance benefits if an officer's employment is terminated within two years after a change in control What it rewards: Continued employment in the event of an actual or threatened change in control	Retain executives and provide continuity of management in the event of an actual or threatened change in control	Maintain a stable executive organization in the face of the uncertainty of an actual or threatened change in control

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term shareholder value and encourages executive recruitment and retention.

Determination of Appropriate Pay Levels

Pay Philosophy and Competitive Standing

In general, we target total compensation opportunities for our executive officers at or under the size-adjusted 50th percentile of the market data, including salary, target annual bonus, and long-term incentive opportunities. We provide somewhat conservative base salaries, higher-than-market target bonus opportunities and lower-than-50th percentile long-term incentives.

Determinations of one element of pay tend not to affect determinations of other pay elements.

We also design our incentive plans to pay more or less than the target amount when performance is above or below target performance levels. Thus, our plans are designed to result in payouts that are commensurate with the Company's performance for that year or period.

For 2013, with the assistance of the Committee's compensation consultant, Meridian Compensation Partners, LLC, we reviewed and analyzed competitive market data to be used as background for 2013 pay decisions and to obtain a general understanding of current compensation practices. This data was referenced when targeting the positioning for compensation discussed above. Data sources included public company proxy statements, broad-based, published compensation surveys and a private total compensation database maintained by Aon Hewitt.

We compared compensation opportunities for our named executive officers with pay opportunities available to executive officers in comparable positions at similar companies (our "Comparison Group"). During 2013 the Comparison Group included companies from industry segments in which we compete: automotive parts, industrial parts, specialty retail and office products. The Comparison Group companies used in 2013 are shown below. While the companies are either larger or smaller than us, Meridian used various statistical techniques to size-adjust the data to our revenue size. The list of companies below is reevaluated annually to take into account changes in our own operations, our size and our industry. Compared to the prior year, three companies were added (Federal Mogul, Tractor Supply Company and WESCO International) and one was deleted (Meritor).

Advance Auto Parts, Inc.
Applied Industrial Technologies, Inc.
Arrow Electronics, Inc.
Autozone, Inc.
Avnet, Inc.
BorgWarner, Inc.
Federal Mogul
Johnson Controls
Kaman Corp.
LKQ Corp.
MSC Industrial Direct Co., Inc.
O'Reilly Automotive, Inc.
Office Depot, Inc.
OfficeMax Inc.
Staples, Inc.
Tech Data Corp.
Tenneco Inc.
Tractor Supply Company
United Stationers Inc.
Wesco International
W. W. Grainger, Inc.

2013 Base Salary

Our base salary levels reflect a combination of factors, including the pay posture discussed above, the executive's experience and tenure, our overall annual budget for both pay increases and pre-tax profit, the executive's individual performance and changes in responsibility. We review salary levels annually to recognize these factors.

The base pay increases were 3.0% for Messrs. Gallagher, Clayton and Stevens and these were effective April 1, 2013. Mr. Donahue's base pay increase, also effective on April 1, 2013, was 5.0% due to additional responsibilities in 2013. Mrs. Yancey's base pay increase was 32.0%. This increase was effective March 1, 2013 and was due to her promotion to Executive Vice President, Chief Financial Officer and Corporate Secretary. Mr. Nix retired from the Company effective May 1, 2013 and did not receive an increase in base pay.

2013 Annual Incentive Plan

Our Annual Incentive Plan (the "Annual Incentive Plan") provides our executive officers with an opportunity to earn annual cash bonuses based on our achievement of certain pre-established performance goals. Similar to the process for setting base salaries, we consider a combination of factors in establishing the annual target bonus opportunities for our named executive officers.

We set the profit goals for 2013 bonus opportunities at levels that are intended to be challenging yet achievable, and reflect better than average growth within our competitive industry. Goals are set for pre-tax profit, along with revenue, expense control and asset management for executives with specific operational responsibilities.

The Compensation, Nominating and Governance Committee sets target bonus opportunities for each named executive officer to be earned based on achievement of such goals. Target bonus opportunities for 2013 were set as a percentage of each named executive officer's base salary, as follows: Mr. Gallagher, 192%; Mr. Donahue, 110%; Mrs. Yancey, 100%; Mr. Clayton 85% and Mr. Stevens 110%. Mr. Nix retired from the Company effective May 1, 2013 and was not eligible for an annual bonus in 2013.

The performance goals on which each executive officer's 2013 bonus opportunity is determined varies depending on the individual's role in the company. Performance criteria and relative weights for 2013 are shown below for each executive. The combination of goals for each executive is intended to have a strong correlation with shareholder value. Goals for Corporate, Automotive and Industrial Products are each set based upon (i) prior year performance by store, branch, or distribution center; (ii) the overall economic outlook of the region served by a particular store, branch, or distribution center; and (iii) specific market conditions.

Performance Goal	2013 Weight of Goal by Executive		
	Gallagher Yancey Clayton	Donahue(1)	Stevens(2)
Corporate Pre-tax profit	100%	50%	
Automotive			
Pre-tax profit		22.5%	
Sales		12.5%	
Inventory growth vs. sales growth		5%	
Accounts receivable growth vs. sales growth		5%	
Expense control vs. gross profit growth		5%	
Industrial Products			
Pre-tax profit			45%
Sales			25%
Inventory growth vs. sales growth			10%
Accounts receivable growth vs. sales growth			10%
Expense control vs. gross profit growth			10%
Total	100%	100%	100%

(1) For Mr. Donahue, Automotive consists of the sum of U.S. Automotive Parts Group, Altrom, Rayloc, Balkamp, Grupo Auto Todo, Heavy Vehicle Parts Group and Quaker City Motor Parts.

(2) For Mr. Stevens, Industrial Products consists of the sum of Motion Industries and EIS Inc.

The ranges of bonus payout possibilities for the various pre-tax profit goals and the Automotive and Industrial Products sales goals are shown below. Straight-line interpolation is used between data points. The 2013 Corporate pre-tax profit goal was $1,087,790,000.

Pre-Tax Profit (Corporate, Automotive, or Industrial Products) as a % of Quota	% of Target Bonus Earned	Automotive or Industrial Products Sales as a % of Quota	% of Target Bonus Earned
Below 75%	0%	Below 95%	0%
75%	45%	95%	15%
100%	100%	100%	100%
110% or above	175%	105% or above	150%

For Mr. Donahue and Mr. Stevens, bonus opportunity was provided for attainment of inventory, accounts receivable, and expense control goals, with a goal of various levels of improvement versus the prior year. Bonus opportunity was provided from 50% of target to 150% of target based on the achievement of the various levels of improvement.

For 2013, the Company's pre-tax profit was $1,044,305,000, representing 96% of the target level set for executive officer incentive bonuses, resulting in bonus payments equal to 91% of the target bonus opportunity for Mr. Gallagher, Ms. Yancey and Mr. Clayton.

Mr. Donahue's program produced a bonus payment equal to 79% of target based on the Company's pre-tax profit performance of 96% of target and on Automotive Group performance. Automotive Group pre-tax profit was 97% of target and its sales performance was 98.5% of target. Goals related to accounts receivable and expense control were not met. The Automotive Group's inventory goal was met at target.

Mr. Stevens' program produced a bonus payment equal to 30% of target earned based on Industrial Products Group performance. That Group's pre-tax profit was 85% of target while its sales performance did not meet the minimum incentive payout level. Additional goals pertaining to accounts receivable, inventory and expense control were also not met.

In developing the payout figures, formulas were applied strictly. The Committee did not exercise discretion to increase or decrease 2013 bonus payments for the named executive officers.

For additional information about the Annual Incentive Plan, please refer to the "Grants of Plan-Based Awards" table, which shows the threshold, target and maximum bonus amounts payable under the plan for 2013, and the Summary Compensation Table, which shows the actual amount of bonuses paid under the plan to our named executive officers for 2013.

2013 Long-Term Incentives

During 2013, the Compensation, Nominating and Governance Committee granted long-term equity-based incentive compensation to our executive officers in the form of Stock Appreciation Rights ("SARs") and Performance Restricted Stock Units ("PRSUs"). These grants align executive performance and achievement with shareholder interests.

- SARs: Each SAR represents the right to receive upon exercise an amount, payable in shares of common stock, equal to the excess, if any, of the fair market value of our common stock on the date of exercise over the base value of the grant. The SARs were granted with a base value equal to the closing stock price on the date of the grant (April 1, 2013). The SARs vest in equal annual installments on the first three anniversaries following the grant date and have a ten-year exercise period.
- PRSUs: The PRSUs represent the right to earn and receive a number of shares of our common stock in the future, based on the level of the Company's 2013 pre-tax profit performance. If the Company achieves 100% or greater of the pre-tax profit goal, 100% of the PRSUs will be earned. If the Company achieves at least 95% of the goal, 50% of the PRSUs will be earned. If the Company achieves less than 95% of goal, then no PRSUs will be earned. To the extent the PRSUs are earned, they are subject to a

mandatory four-year vesting schedule (e.g., for PRSUs granted in 2013, shares of restricted stock will be earned in 2014 based on 2013 performance and will vest on December 31, 2017). Dividends declared after the restricted shares are earned are accrued and converted into additional shares of stock at the end of the vesting period.

Grants to individual named executive officers were subjectively determined by considering the following factors:

- Competitive market data, defined by the competitive award levels summarized in the annual executive compensation study;
- The officer's responsibility level;
- The officer's specific function within the overall organizational structure;
- The Company's profitability, including consideration of the compensation cost associated with the awards; and
- The number and amount of awards currently held by the executive officer (we continue to review this as part of our administration of stock ownership guidelines discussed below).

Comparison to market data suggests that the value of the 2013 SARs and PRSUs awarded to our named executive officers was less than a 50th percentile grant relative to our Comparison Group. Grants in 2013 were weighted approximately 25% SARs and 75% PRSUs.

Mr. Gallagher, Ms. Yancey and Mr. Clayton earned 60% of their PRSUs in 2013, based on the Company's actual 2013 pre-tax profit of $1,044,305,000, which represented 96% of the Company's pre-tax profit goal of $1,087,790,000. Mr. Donahue earned 66% of his PRSUs in 2013, based on a corresponding level of achievement of the 2013 pre-tax profit goals for the Automotive division and the total Company. Mr. Stevens did not earn any PRSUs in 2013 as the minimum level of achievement for the 2013 pre-tax profit goal for the Industrial Products Group was not met. Mr. Nix retired from the Company effective May 1, 2013 and did not receive any stock awards in 2013.

Please refer to the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables and the related footnotes for additional information about long-term stock awards.

Change in Control Arrangements

The Company believes that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, the Company has entered into change in control agreements with each of the named executive officers. Information regarding these agreements and the benefits they provide is included in the Post Termination Payments and Benefits section of this Proxy Statement.

The Compensation, Nominating and Governance Committee evaluates the level of severance benefits to each such officer on a case-by-case basis, and in general, we consider these severance protections an important part of our executives' compensation and consistent with competitive practices.

We believe that the potential occurrence of a change in control transaction would create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage our senior executive officers to remain employed with the Company during an important time when their prospects for continued employment are often uncertain, we provide our executive officers with severance benefits if the executive's employment is terminated by the Company without cause or by the executive for "good reason" in connection with a change in control. Because we believe that a termination by the executive for good reason may be conceptually the same as a termination by the Company without cause, and because we believe that in the context of a change in control, potential acquirers would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, we believe it is appropriate to provide severance benefits in these circumstances.

The existing change-in-control agreements with our executives provide for a tax gross-up with respect to excise taxes under Internal Revenue Code Section 4999 that are due on such payments. The Company does not intend to provide any tax gross-ups in any new change in control agreements entered into after January 1, 2009. In addition, the Company has in the past grossed-up additional SRP amounts for FICA taxes in the event of a change in control. The SRP was amended and restated January 1, 2009 to provide that no employees may commence participation in the plan on or after that date. As such, there are no further gross-ups other than to those individuals participating in the SRP prior to the January 1, 2009 freezing of the plan.

Factors Considered in Decisions to Materially Increase or Decrease Compensation

Market data, individual performance, retention needs and internal pay equity have been the primary factors considered in decisions to adjust compensation materially. We do not target any particular weight for base salary, annual bonus and long-term incentive as a percent of total direct compensation. We tend to follow market practice in allocating between the various forms of compensation, but with greater emphasis on performance-based incentive bonus opportunities because doing so results in pay opportunity that is heavily performance-based, as shown below, and results in compensation that is directly aligned with Company performance, is market-competitive and allows us to attract and retain competent executives.

2013 Performance-Based versus Fixed Compensation:

The following table shows the allocation of each Executive's base salary and short-term and long-term incentive compensation opportunities between fixed and performance-based compensation (at the target levels).

Name	Fixed Compensation	Performance-Based Compensation
Gallagher	24%	76%
Donahue	30%	70%
Yancey	31%	69%
Clayton	42%	58%
Stevens	34%	66%

2013 Short-Term versus Long-Term Incentive Compensation:

The following table shows the allocation between each Executive's target short-term and long-term incentive compensation opportunities (each at the target level) as a percentage of each Executive's base salary.

Name	Short-Term Incentive Opportunity	Long-Term Incentive Opportunity
Gallagher	192%	134%
Donahue	110%	118%
Yancey	100%	122%
Clayton	85%	52%
Stevens	110%	88%

Timing of Compensation

Base salary adjustments, annual incentive plan opportunities, and SAR/PRSU grants were made at the March 26, 2013 meeting of the Compensation, Nominating and Governance Committee. These compensation adjustments and awards were all effective April 1, 2013. We do not coordinate the timing of equity award grants with the release of material non-public information. The exercise price for SARs is established at the fair market value of the closing price of our stock on the effective date of the grant (April 1, 2013).

Stock Ownership Guidelines

We have adopted stock ownership guidelines for the named executive officers identified above and for other key executives designated by the Compensation, Nominating and Governance Committee. The ownership guidelines are reviewed at least annually by the Compensation, Nominating and Governance Committee, which also has the authority to evaluate whether exceptions should be made for any executive on whom the guidelines would impose a financial hardship. The current guidelines as determined by the Committee include: (i) CEO — ownership equal to seven times prior year's salary; and (ii) other covered executives — ownership equal to one to three times prior year's salary.

The covered executives have a period of five years in which to satisfy the guidelines from the date of appointment to a qualifying position. Shares counted toward this requirement will be based on shares beneficially owned by such executive (as beneficial ownership is defined by the SEC's rules and regulations) including PRSUs, but excluding unexercised options and measured against the average year-end stock price for the preceding three fiscal years. The guidelines also call for the covered executive to retain 50% of the net shares obtained through the exercise of options or when a restricted stock award vests for at least six months. The covered executives are encouraged to retain stock ownership per the guidelines for a period of six months following the date of retirement.

Impact of Accounting and Tax Treatments of Compensation

The accounting and tax treatment of compensation generally has not been a factor in determining the amounts of compensation for our executive officers. However, the Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost to the Company with the benefit/value to the executive.

With regard to IRS Code Section 162(m), it is the Committee's intent to maximize deductibility of executive compensation while retaining some discretion needed to compensate executives in a manner commensurate with performance and the competitive landscape for executive talent. The Annual Incentive Plan has been approved by shareholders and is designed to qualify as "performance-based" to be fully deductible by the Company. The 2006 Long-Term Incentive Plan is approved by shareholders and permits the award of stock options, SARs and other performance-based equity awards that are fully deductible under Code Section 162(m).

Clawback Provision

Since 2010, the Company has had a clawback provision in its Annual Incentive Plan. If at any time after payment of an executive's bonus, the Company and its auditors determine that it was calculated on financial results that subsequently were restated or were otherwise based on incorrect data, the executive may be required to repay the unearned portion to the Company upon notice from the Company.

Role of Executive Officers in Determining Compensation

Our Chairman and Chief Executive Officer, with input from our Senior Vice President — Human Resources, recommends to the Committee base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our senior officer group (other than himself). Mr. Gallagher makes these recommendations to the Committee based on data and analysis provided by our independent compensation consultant and qualitative judgments regarding individual performance. Mr. Gallagher is not involved with any aspect of determining his own compensation.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

2013 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total($)
Thomas C. Gallagher	2013	1,059,250	1,041,120	385,152	1,868,431	253,762	79,382	4,687,097
Chairman and Chief	2012	1,028,250	1,012,480	334,404	2,395,125	5,749,996	134,008	10,654,263
Executive Officer	2011	997,500	649,080	736,092	3,131,247	2,633,053	64,401	8,211,373
Paul D. Donahue	2013	581,000	501,280	192,576	512,661	197,627	34,881	2,020,025
President of the	2012	560,000	417,648	139,335	630,688	662,165	70,105	2,479,941
Company and President —	2011	486,250	256,928	163,575	647,019	317,645	44,311	1,915,728
U.S. Automotive Parts Group								
Carol B. Yancey	2013	383,833	385,600	101,356	364,821	17,651	12,750	1,266,011
Executive Vice President,								
CFO & Corporate								
Secretary								
R. Bruce Clayton	2013	346,650	138,816	44,597	270,880	—	3,060	804,003
Senior Vice President —	2012	336,500	128,142	42,597	347,311	533,367	3,000	1,390,917
Human Resources	2011	326,500	81,135	67,884	471,388	376,709	2,940	1,326,556
William J. Stevens	2013	496,995	331,616	107,437	165,823	—	3,060	1,104,931
Chairman and Chief	2012	482,628	306,908	101,117	462,632	1,358,949	3,000	2,715,234
Executive Officer —								
Motion Industries								
Jerry W. Nix	2013	320,845	—	—	—	—	3,060	323,905
Former Vice Chairman and	2012	548,000	468,272	151,278	975,836	1,534,810	3,000	3,681,196
Former Chief Financial	2011	532,000	301,822	338,601	1,274,853	731,824	2,940	3,182,040
Officer(5)								

(1) Represents the aggregate grant date fair value of awards determined in accordance with FASB ASC Topic 718. Grant date fair value for the PRSUs (reflected in the Stock Awards column) is based on the grant date fair value of the underlying shares and the probable outcome of performance-based vesting conditions, excluding the effect of estimated forfeitures. Grant date fair value for SARs (reflected in the Option Awards column) is based on the Black-Scholes option pricing model. The actual value, if any, that a named executive officer may realize upon exercise of SARs will depend on the excess of the stock price over the base value on the date of exercise, so there is no assurance that the value realized by a named executive officer will be at or near the value estimated by the Black-Scholes model. The assumptions used in determining the grant date fair values of the SARs are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC.

(2) Reflects the value of cash incentive bonuses earned under our Annual Incentive Plan.

(3) Reflects the increase during 2013 in actuarial present values of each executive officer's accumulated benefits under our Pension Plan and our Supplemental Retirement Plan, and with respect to Mr. Gallagher, our Original Deferred Compensation Plan. The decrease in aggregate pension value for Mr. Nix is $82,700, $333,315 for Mr. Stevens and $13,018 for Mr. Clayton.

(4) Amounts reflected in this column for 2013 include 401(k) matching contributions in the amount of $3,060 for each named executive officer with the exception of Mr. Donahue and Ms. Yancey who received a matching contribution of $12,750. The amount shown for Mr. Gallagher also includes his personal use of company aircraft ($72,222) and club membership dues ($4,100). The amount shown for Mr. Donahue also includes his personal use of the company aircraft ($22,131). The incremental cost to the Company of the personal use of company aircraft is calculated based on the average variable operating costs to the Company. Variable operating costs include fuel costs, mileage, maintenance, crew travel expenses, catering

and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of miles the Company aircraft flew to derive an average variable cost per mile. This average variable cost per mile is then multiplied by the miles flown for personal use to derive the incremental cost. The fixed costs that do not change based on usage, such as pilot salaries, the lease costs of the company aircraft, hangar expense for the home hangar, and general taxes and insurance are excluded from the incremental cost calculation. When Company aircraft is being used for mixed business and personal use, only the incremental cost of the personal use is included, such as on-board catering or other charges attributable to an extra passenger traveling for personal reasons on an aircraft being primarily used for a business trip. The Board of Directors mandates that the Company's Chief Executive Officer use corporate aircraft for personal travel to accommodate security, availability and efficiency concerns. The Company does not provide tax reimbursements with respect to any perquisites to executive officers.

(5) Mr. Nix retired from the Company on May 1, 2013.

2013 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Thomas C. Gallagher . . .		921,870	2,048,600	3,585,050						
	4/1/2013				6,750	13,500	13,500			1,041,120
	4/1/2013							38,000	77.12	385,152
Paul D. Donahue		271,740	647,000	1,087,769						
	4/1/2013				3,250	6,500	6,500			501,280
	4/1/2013							19,000	77.12	192,576
Carol B. Yancey		180,000	400,000	700,000						
	4/1/2013				2,500	5,000	5,000			385,600
	4/1/2013							10,000	77.12	101,356
R. Bruce Clayton		133,650	297,000	519,750						
	4/1/2013				900	1,800	1,800			138,816
	4/1/2013							4,400	77.12	44,597
William J. Stevens		214,773	550,700	888,004						
	4/1/2013				2,150	4,300	4,300			331,616
	4/1/2013							10,600	77.12	107,437
Jerry W. Nix		—	—	—						
	4/1/2013				—	—	—			—
	4/1/2013							—	—	—

(1) Represents threshold, target and maximum payout levels under the Annual Incentive Plan for 2013 performance. The actual amount of incentive bonus earned by each named executive officer is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information regarding the design of the Annual Incentive Plan is included in the Compensation Discussion and Analysis section of this Proxy Statement.

(2) Represents threshold, target and maximum number of performance-based restricted stock units ("PRSUs") to be earned on December 31, 2013 based on the Company's achievement of pre-tax profit goals. If the Company achieves 100% or greater of its 2013 pre-tax profit goal, 100% of the PRSUs will be earned. If the Company achieves at least 95% of its 2013 pre-tax profit goal, 50% of the PRSUs will be earned. If the Company achieves less than 95% of its 2013 pre-tax profit goal, then no PRSUs will be earned. Each PRSU that is earned represents a contingent right to receive one share of Company Common Stock in the future. PRSUs earned for the 2013 fiscal year will vest and be settled in shares of Common Stock on December 31, 2017 (or earlier upon a change in control of the Company) provided the executive is still employed by the Company, subject to earlier vesting in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. Dividends paid

on the Company's Common Stock after the PRSUs are earned will accrue with respect to the PRSUs and will convert into additional shares of stock at the end of the vesting period. Additional information regarding the PRSUs and the Company's long-term incentive program is included in the Compensation Discussion and Analysis section of this Proxy Statement.

(3) Each stock appreciation right ("SAR") represents the right to receive from the Company upon exercise an amount, payable in shares of Common Stock, equal to the excess, if any, of the fair market value of one share of Common Stock on the date of exercise over the base value per share. The SARs were granted with a base value equal to the fair market value of the Company's Common Stock on the date of grant. The SARs vest in equal annual installments on each of the first three anniversaries of the grant date, subject to accelerated vesting upon a termination of employment due to death, disability or retirement more than one year after the date of grant of the SAR or upon a change in control of the Company. The SARs granted on April 1, 2013 will expire on April 1, 2023 or earlier upon termination of employment. Additional information regarding the SARs and the Company's long-term incentive program is included in the Compensation Discussion and Analysis section of this Proxy Statement.

(4) Represents the grant date fair value of the award determined in accordance with FASB ASC Topic 718. Grant date fair value for the PRSUs is based on the grant date fair value of the underlying shares and the probable outcome of performance-based vesting conditions, excluding the effect of estimated forfeitures. Grant date fair value for SARs is based on the Black-Scholes option pricing model for use in valuing executive stock options. The actual value, if any, that a named executive officer may realize upon exercise of SARs will depend on the excess of the stock price over the base value on the date of exercise, so there is no assurance that the value realized by a named executive officer will be at or near the value estimated by the Black-Scholes model. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC.

2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (8)
Thomas C. Gallagher	—	38,000	(1)	77.12	4/1/2023			
						8,103	(4)	674,089
	14,000	28,000	(2)	63.28	4/2/2022			
						16,000	(5)	1,331,040
	60,000	30,000	(3)	54.09	4/1/2021			
						12,000	(6)	998,280
	90,000	—		42.66	4/1/2020			
						12,000	(7)	998,280
	78,000	—		49.16	3/27/2017			
	78,000	—		44.20	3/27/2016			
Paul D. Donahue	—	19,000	(1)	77.12	4/1/2023			
						4,306	(4)	358,216
	5,833	11,667	(2)	63.28	4/2/2022			
						6,600	(5)	549,054
	13,333	6,667	(3)	54.09	4/1/2021			
						4,750	(6)	395,153
	20,000	—		42.66	4/1/2020			
						4,473	(7)	372,109
Carol B. Yancey	—	10,000	(1)	77.12	4/1/2023			
						3,001	(4)	249,653
	1,783	3,567	(2)	63.28	4/2/2022			
						2,025	(5)	168,460
	5,533	2,767	(3)	54.09	4/1/2021			
						1,500	(6)	124,785
	8,300	—		42.66	4/1/2020			
						1,500	(7)	124,785
R. Bruce Clayton	—	4,400	(1)	77.12	4/1/2023			
						1,080	(4)	89,845
	1,783	3,567	(2)	63.28	4/2/2022			
						2,025	(5)	168,460
	5,533	2,767	(3)	54.09	4/1/2021			
						1,500	(6)	124,785
	8,300	—		42.66	4/1/2020			
						1,500	(7)	124,785
William J. Stevens	—	10,600	(1)	77.12	4/1/2023			
	4,233	8,467	(2)	63.28	4/2/2022			
						3,254	(5)	270,700
	13,333	6,667	(3)	54.09	4/1/2021			
						4,750	(6)	395,153
	20,000	—		42.66	4/1/2020			
						4,750	(7)	395,153
	34,500	—		41.66	4/1/2018			
	30,000	—		49.16	3/27/2017			
	30,000	—		44.20	3/27/2016			
Jerry W. Nix	19,000	—		63.28	5/1/2017			
						7,400	(5)	615,606
	41,400	—		54.09	5/1/2017			
						5,580	(6)	464,200
	41,400	—		42.66	5/1/2017			
						5,580	(7)	464,200

(1) The SARs were granted on April 1, 2013 and vest in one-third increments on each of the first three anniversaries of the grant date.

(2) The SARs were granted on April 2, 2012 and vest in one-third increments on each of the first three anniversaries of the grant date.

(3) The SARs were granted on April 1, 2011 and vest in one-third increments on each of the first three anniversaries of the grant date.

(4) The PRSUs were granted on April 1, 2013 and vest on December 31, 2017, or earlier upon a change in control of the Company or in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. The PRSUs will convert to shares of stock on December 31, 2017, or earlier upon a change in control of the Company.

(5) The PRSUs were granted on April 2, 2012 and vest on December 31, 2016, or earlier upon a change in control of the Company or in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. The PRSUs will convert to shares of stock on December 31, 2016, or earlier upon a change in control of the Company.

(6) The PRSUs were granted on April 1, 2011 and vest on December 31, 2015, or earlier upon a change in control of the Company or in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. The PRSUs will convert to shares of stock on December 31, 2015, or earlier upon a change in control of the Company.

(7) The PRSUs were granted on April 1, 2010 and vest on December 31, 2014, or earlier upon a change in control of the Company or in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. The PRSUs will convert to shares of stock on December 31, 2014, or earlier upon a change in control of the Company.

(8) Reflects the value as calculated based on the closing price of the Company's Common Stock on December 31, 2013 of $83.19 per share.

2013 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (2)**
Thomas C. Gallagher	42,250	6,707,100	—	—
Paul D. Donahue	12,981	1,976,064	—	—
Carol B. Yancey	2,402	295,695	—	—
R. Bruce Clayton	2,472	310,320	—	—
William J. Stevens	17,337	2,564,700	—	—
Jerry W. Nix	—	—	—	—

(1) Value realized represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

(2) Value realized represents the fair market value of the shares on the vesting date.

Equity Compensation Plan Information

The following table gives information as of December 31, 2013 about the common stock that may be issued under all of the Company's existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders:	359,200(2)	$43.82	-0-
	4,220,518(3)	$56.96	2,743,421(5)
Equity Compensation Plans Not Approved by Shareholders:	74,905(4)	n/a	925,095
Total	4,654,623	—	3,668,516

(1) Reflects the maximum number of shares issuable pursuant to the exercise or conversion of stock options, stock appreciation rights, restricted stock units and common stock equivalents. The actual number of shares issued upon exercise of stock appreciation rights is calculated based on the excess of fair market value of our common stock on date of exercise and the grant price of the stock appreciation rights.

(2) Genuine Parts Company 1999 Long-Term Incentive Plan, as amended.

(3) Genuine Parts Company 2006 Long-Term Incentive Plan.

(4) Genuine Parts Company Director's Deferred Compensation Plan, as amended.

(5) All of these shares are available for issuance pursuant to grants of full-value stock awards.

2013 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas C. Gallagher	Pension Plan	43.50	1,431,987	—
	Supplemental Retirement Plan	43.50	17,593,194	—
	Original Deferred Compensation Plan	34.00	590,351	—
Paul D. Donahue	Pension Plan	5.83	212,843	—
	Supplemental Retirement Plan	10.83	1,715,136	—
Carol B. Yancey	Pension Plan	17.67	309,947	
	Supplemental Retirement Plan	22.67	641,650	
R. Bruce Clayton	Pension Plan	17.75	1,103,032	—
	Supplemental Retirement Plan	17.75	1,550,318	—
William J. Stevens	Pension Plan	30.00	1,146,283	—
	Supplemental Retirement Plan	30.00	5,337,052	—
Jerry W. Nix	Pension Plan	34.67	1,342,736	72,325
	Supplemental Retirement Plan	34.67	5,317,368	272,245

The Pension Benefit Table provides information regarding the number of years of credited service, the present value of accumulated benefits, and any payments made during the last fiscal year with respect to The Genuine Parts Company Pension Plan (the "Pension Plan"), the Genuine Parts Company Supplemental Retirement Plan (the "SRP"), and The Genuine Parts Company Original Deferred Compensation Plan (the "ODCP").

The Pension Plan is a broad-based, tax-qualified defined benefit pension plan, which provides a benefit upon retirement to eligible employees of the Company. It was amended effective March 1, 2008, to provide that employees hired on or after that date are not eligible to participate in the plan, and there are no new entrants to the Pension Plan after December 31, 2009. In general, all employees hired before March 1, 2008, except leased employees, independent contractors and certain collectively-bargained employees are eligible to participate. Benefits are based upon years of credited service and the average of the highest five nonconsecutive years of earnings out of the last ten years. Pension Plan earnings are generally based on total pay, but do not include deferred compensation. The service amounts shown in the table above for the Pension Plan and the SRP represent actual years of service with the Company. No additional years of credited service have been granted to the named executive officers under the Pension Plan or the SRP.

The Pension Plan was amended to freeze credited service as of December 31, 2008, while continuing to reflect future pay increases, for most plan participants (i.e., "a soft plan freeze"). Such participants began participating in a newly established company-sponsored 401(k) savings plan effective January 1, 2009. The soft plan freeze does not apply to service used for vesting purposes or to determine a participant's eligibility for early retirement under the Pension Plan. Participants who satisfied a Rule of 70 criteria (age plus service equal to 70 or more) were given the option to remain under the old provisions. All named executive officers except Mr. Donahue and Ms. Yancey satisfied the Rule of 70 criteria and elected to remain under the old provisions.

Several forms of benefit payments are available under the Pension Plan. The Pension Plan offers a life annuity option, 50%, 75%, and 100% joint and survivor options, and a 10-year certain and life annuity option. Minimum lump sum distributions of benefits are available if less than or equal to $5,000. The payout option must be elected by the participant before benefit payments begin. All options available under the Pension Plan are actuarially equivalent.

The benefit payable for normal or early retirement under the Pension Plan is the greater of two benefits. The first benefit is a percentage of the participant's average earnings less 50% of his Social Security benefit. The applicable percentage is based on years of credited service and increases by 0.5% per year of credited service from 40% at 15 years of service to 55% at 45 or more years of service. The second benefit is 30% of the participant's average earnings. Only the second benefit is available to participants with less than 15 years of credited service. For such individuals, 30% of the participant's average earnings is multiplied by a fraction with the numerator equal to credited service (not to exceed 180 months) and the denominator equal to 180.

The benefit payable for delayed retirement under the Pension Plan is the greater of two benefits. The first benefit is the normal retirement benefit determined based on the participant's average earnings and credited service at his delayed retirement date. The second benefit is the normal retirement benefit actuarially increased from the participant's normal retirement date to the delayed retirement date based on the attained age at each date.

As of December 31, 2013, Messrs. Gallagher, Clayton and Stevens were eligible for delayed retirement benefits. Early retirement benefit payments are available under the Pension Plan to participants who retire after attaining age 55 and completing 15 years of service. Early retirement benefits are reduced 0.5% for each month by which benefit commencement precedes normal retirement age (age 65 with five years of participation).

Termination benefits are calculated in the same manner as normal retirement benefits, except that (a) the benefit is calculated based on projected credited service at normal retirement date and then (b) the benefit is reduced by multiplying it by a service fraction equal to the ratio of credited service at termination to projected credited service at normal retirement date. Projected credited service at normal retirement date is determined as if the participant had continued in employment until his or her normal retirement. Under the terms of the Pension Plan, as of December 31, 2008, Mr. Donahue and Ms. Yancey did not satisfy Rule of 70 criteria and as a result, the numerator of their service fraction is frozen as of December 31, 2008, although projected credited service at normal retirement date continues to be determined as if they have earned credited service through their normal retirement date.

Participants are fully vested in their Pension Plan benefits after seven years of service, with partial vesting after three years of service. The Pension Plan was amended effective December 31, 2008, to provide that in general, only participants who satisfy Rule of 70 criteria and elect to remain under the old plan provisions may earn up to two years of additional credited service following termination due to disability and while receiving long term disability benefits from The Genuine Parts Company Long-Term Disability Plan. A 50% survivor annuity is payable to a participant's spouse upon death prior to retirement. A surviving spouse may waive the 50% survivor benefit and elect instead to receive a benefit from The Genuine Parts Company Death Benefit Plan.

Effective January 1, 2009, in the event of a change in control a participant's benefit accrued under the Pension Plan is fully vested and, if the participant terminates employment within five years following the change in control, the participant may elect to receive an immediate lump sum distribution of the accrued benefit.

The Pension Plan was further amended in December 2012, to freeze future benefit accruals for all participants, including those who satisfy Rule of 70 criteria, as of December 31, 2013. In addition, all active participants with at least one hour of service after December 31, 2013 will be fully vested in their accrued benefits as of the same date. No further benefit accruals will be provided after 2013 for either additional credited service or future earnings. All benefits are frozen as of December 31, 2013, for all purposes including disability, termination and retirement. All active Pension Plan participants who satisfy Rule of 70 criteria and elected to remain under the old provisions will become eligible on January 1, 2014, for the company-sponsored 401(k) savings plan that was established effective January 1, 2009.

The SRP is a nonqualified defined benefit pension plan which covers pay and benefits above the qualified limits in the Pension Plan for participants who entered the plan prior to January 1, 2009, which applies to all named executive officers. In addition, the SRP includes deferred compensation. Otherwise, the provisions of the SRP in effect on December 31, 2008, are generally the same as those of the Pension Plan as in effect on that date, except benefits are payable only for retirement, disability, death or change in control. A participant who is eligible for early retirement and terminates employment due to a change in control will receive an immediate lump sum payment of any benefits due from the SRP.

The SRP was amended and restated effective January 1, 2009. The amended plan provides full vesting and an immediate lump sum payment if a participant dies, and full vesting of SRP benefits in the event the plan is terminated, the participant becomes disabled, or there is a change in control. Participants' credited service in the SRP is not frozen as of December 31, 2008. Also, if a SRP participant's credited service was frozen in the Pension Plan as amended effective December 31, 2008, an additional offset is applied to the benefits otherwise accrued under the SRP. This offset is determined based on the accumulated sum (with interest at 6.0% per year) of 3.8% of the participant's Pension Plan earnings during each calendar year after December 31, 2008.

The SRP was later amended effective August 16, 2010, to provide that in the event of a participant's death while in active service, the survivor benefit payable is 100% of the lump sum present value of the participant's accrued benefit as of the date of death. Prior to the amendment, 50% of the lump sum present value was payable as a survivor benefit.

The SRP was most recently amended in December 2012 to change the benefit formula effective January 1, 2014. For all named executive officers except Mr. Donahue and Ms. Yancey, SRP benefits will continue to reflect an offset for Pension Plan benefits; however, this offset will be determined as if the Pension Plan were not frozen on December 31, 2013. As a result, future SRP benefits will remain unchanged following the Pension Plan freeze for these named executive officers. Beginning January 1, 2014, Mr. Donahue and Ms. Yancey's SRP benefit will be calculated under a reduced benefit formula which applies to participants who entered the plan prior to January 1, 2009, and whose credited service was frozen in the Pension Plan as of December 31, 2008. The reduced benefit formula is based on all years of credited service and earnings, and is subject to a minimum benefit equal to the accrued SRP benefit as of December 31, 2013. The reduced formula is a percentage of the participant's average earnings less 50% of their Social Security benefit. The applicable percentage is based on years of credited service and increases by 0.5% per year of credited service from 30% at 15 years of service to

45% at 45 or more years of service. For participants with less than 15 years of credited service, the applicable percentage is equal to 30% multiplied by a fraction with the numerator equal to credited service (not to exceed 180 months) and the denominator equal to 180. Under the reduced SRP benefit formula there is an offset for the Pension Plan benefit, but no other offsets apply.

Benefits earned under the SRP are paid from Company assets, and are grossed-up for any FICA taxes due for participants who entered the plan prior to January 1, 2009. Executives sign a joinder agreement to become participants in the SRP and select an optional form of benefit payment in the agreement. SRP participants may change their payment form elections at any time prior to benefit commencement.

Amounts reported in the 2013 Pension Benefits table as the actuarial present value of accumulated benefits under the Pension Plan and the SRP are computed using the interest and mortality assumptions that the Company applies to amounts reported in its financial statement disclosures for year-end, and are assumed to be payable immediately for Messrs. Gallagher, Stevens and Clayton and at age 65 for Mr. Donahue and Ms. Yancey. Mr. Nix commenced payment of his Pension and SRP benefits effective May 1, 2013. The present value of future payments due to him as of December 31, 2013, are represented in the table. The interest rate assumptions at December 31, 2013, are 5.15% for the Pension Plan and 4.95% for the SRP. The mortality assumption for the Pension Plan is based on the RP 2000 Mortality Table, with a blue collar adjustment, and with mortality improvements projected to 2021 using Scale AA. The mortality assumption for the SRP is the same except that a white collar adjustment is applied. SRP benefits have been adjusted by 2.35% as of December 31, 2013, to account for estimated FICA tax gross-ups (but not for any income tax adjustment on such gross-ups).

The ODCP is a nonqualified plan that provides an annuity benefit, funded partially by executive salary deferrals. Mr. Gallagher is the only named executive officer in this plan, and no salary deferrals have been made under the plan since 2012 following Mr. Gallagher's attainment of his normal retirement age in 2012. The retirement benefit is derived by converting the account balance at the retirement date to an annuity, using insurance company annuity tables applicable to individuals of similar age and risk categories. The annuity is then doubled to arrive at the retirement benefit amount. The retirement benefit is payable as a 10-year certain and life annuity as of January 1, 2014, for Mr. Gallagher. These benefits are payable from Company assets. The service amount shown in the table represents the period during which Mr. Gallagher has been making salary deferrals for benefits provided by the ODCP. The 2013 Pension Benefits table shows no increase in credited service under the Original Deferred Compensation Plan since the prior year given that there have been no deferrals under the plan by Mr. Gallagher since 2012. Amounts reported in the 2013 Pension Benefits table as the actuarial present value of accumulated benefits under the ODCP are computed based the final insurance company calculation of benefit amounts payable on January 1, 2014 (assuming no future salary deferrals) and the interest and mortality assumptions the Company uses for purposes of financial statement disclosures of the SRP referred to above.

2013 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Thomas C. Gallagher	—	—	263,157	—	1,826,693
Paul D. Donahue	—	—	30,830	—	199,449
Carol B. Yancey	10,000	—	46,701	—	209,716
R. Bruce Clayton	—	—	35,387	—	158,441
William J. Stevens	—	—	—	—	—
Jerry W. Nix	—	—	281,580	228,663	952,927

(1) Reflects amounts earned in 2013 on account balances under the Company's Tax Deferred Savings Plan.

(2) Includes the following amounts of contributions to the Tax Deferred Savings Plan by the named executive officers that were previously reported as compensation to the named executive officers in the Company's Summary Compensation Table for previous years: Mr. Gallagher, $200,000; Mr. Nix, $513,461; Mr. Donahue, $169,723; Mr. Clayton, $18,714.

The Genuine Parts Company Tax Deferred Savings Plan is a nonqualified deferred compensation plan pursuant to which the named executive officers may elect to defer up to 100% of their annual incentive bonus. Deferral elections are due by June 30 of each year, and are irrevocable. These deferral elections are for the bonus earned during that year, which would otherwise be payable in February of the following year. Effective January 1, 2011, the Plan was amended to allow executives to defer up to 100% of their annual salary. Deferrals are held for each participant in separate individual accounts in an irrevocable rabbi trust. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive may change at any time. Payment begins on the first day of the seventh month following the executive's termination of service. The executive must also make an irrevocable election regarding payment terms, which may be either a lump sum, or installments of five (5), ten (10), or fifteen (15) years. Hardship withdrawals are available for unforeseeable emergency financial hardship situations. If a participant dies before receiving the full value of the deferral account balances, the designated beneficiary would receive the remainder of that benefit in the same payment form as originally specified (i.e., lump sum or installments). All accounts would be immediately distributed upon a change in control of the Company.

POST TERMINATION PAYMENTS AND BENEFITS

Benefits to Named Executive Officers in the Event of a Change in Control. The Company does not have employment agreements with any of its executive officers. The Company has entered into change in control agreements with certain executive officers, including the named executive officers. These agreements provide severance payments and benefits to the executive if his employment is terminated within two years after a change in control of the Company, if the change in control occurs during the term of the agreement. The change in control agreements have a three year term with automatic annual extensions unless either party gives notice of non-renewal.

Under each of the change in control agreements, if the executive is terminated by the Company without cause or the executive resigns for good reason (as such terms are defined in the agreement), within two years after a change in control, he or she will receive a pro rata bonus for the year of termination, plus a lump sum severance payment equal to a multiple (three in the case of Mr. Gallagher and two in the case of Ms. Yancey and Messrs. Donahue, Clayton and Stevens) of the executive's then-current annual salary and the average of the annual bonuses he or she received in the three years prior to the year of termination. In addition, the Company will continue to provide the executive with group health coverage for a period of 24 months.

If the executive's employment is terminated by the Company for cause or he resigns without good reason, the agreement will terminate without further obligation of the Company other than the payment of any accrued but unpaid salary or benefits. In the case of death, disability or retirement, the executive, or his estate, would be entitled to payment of any accrued but unpaid salary or benefits, plus a pro rata bonus for the year in which the termination occurred.

The change in control agreements provide for a gross-up of applicable excise tax imposed under Section 4999 of the Internal Revenue Code, provided that amounts determined to be parachute payments exceed 110% of the amount that could be paid without triggering the excise tax. If the parachute payments are less than that threshold amount, the payments will be limited to the maximum amount that could be paid without triggering the excise tax.

Summary of Termination Payments and Benefits. The following tables summarize the value of the termination payments and benefits that our named executive officers would receive if they had terminated employment on December 31, 2013 under the circumstances shown. The tables exclude (i) amounts accrued through December 31, 2013 that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual bonus for 2013 and (ii) vested account balances under our Partnership Plan, which is a 401(k) plan that is generally available to all of our salaried employees. The amounts shown for Mr. Nix reflect the actual payments and benefits he was entitled to receive upon his retirement from the Company on May 1, 2013.

Thomas C. Gallagher

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	10,553,872(1)
Acceleration of Equity Awards					
Stock Options and SARs(2)	1,430,480	1,661,140	1,661,140	—	1,661,140
Restricted Stock and PRSUs(3)	3,327,600	4,450,665	4,450,665	—	4,450,665
Retirement Benefits					
Pension Plan(4)	117,554	58,777	117,554	117,554	117,554(5)
Supplemental Retirement Plan(6)	1,205,406	17,937,307	1,205,406	1,205,406	21,500,287(7)
Original Def Comp Plan(8)	48,157	48,157	48,157	48,157	618,447(9)
Tax-Deferred Savings Plan(10)	1,826,693	1,826,693	1,826,693	1,826,693	1,826,693
Other Benefits					
Health & Welfare Coverage	—	—	—	—	16,536(11)
Estimated 280G "Cut-Back" to Avoid Excise Tax					436,876
Total	7,955,890	25,982,739	9,309,615	3,197,810	41,182,070

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the excess of the fair market value of the underlying shares as of December 31, 2013 over the exercise or base price of all unvested options and SARs the vesting of which accelerates in connection with the specified event.

(3) Reflects the fair market value as of December 31, 2013 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(4) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable beginning January 1, 2014. The surviving spouse may elect to waive the death benefit from the Pension Plan and elect instead to receive a benefit from The Genuine Parts Company Death Benefit Plan.

(5) Mr. Gallagher may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Gallagher if he terminated December 31, 2013 following a change in control is $1,872,811.

(6) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 100% joint and survivor annuity option elected by Mr. Gallagher. The death benefit shown is payable as a lump sum to Mr. Gallagher's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2014. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $393,982. The Supplemental Retirement Plan was amended, effective January 1, 2009, to provide that no new employee may commence participation in the plan on or after such effective date.

(7) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $493,656.

(8) Original Deferred Compensation Plan benefits are payable as a 10-year certain and life annuity. Since Mr. Gallagher attained age 65 in 2012, the benefits commence on January 1, 2014 under the terms of the agreements.

(9) Amount reflects a lump sum distribution of benefits as required under the plan in the event of termination following a change in control.

(10) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(11) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Paul D. Donahue

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	2,316,155(1)
Acceleration of Equity Awards					
Stock Options and SARs(2)	—	426,300	426,300	—	426,300
Restricted Stock and PRSUs(3)	—	1,316,315	1,316,315	—	1,316,315
Retirement Benefits					
Pension Plan(4)	24,514	12,257	24,514	24,514	24,514(5)
Supplemental Retirement Plan(6)	—	1,594,082	199,536	—	2,381,944(7)
Tax-Deferred Savings Plan(8)	199,449	199,449	199,449	199,449	199,449
Other Benefits					
Health & Welfare	—	—	—	—	27,072(9)
Estimated 280G Tax Gross-Ups	—	—	—	—	1,669,266(10)
Total	223,963	3,548,403	2,166,114	223,963	8,361,015

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the excess of the fair market value of the underlying shares as of December 31, 2013 over the exercise or base price of all unvested options and SARs the vesting of which accelerates in connection with the specified event.

(3) Reflects the fair market value as of December 31, 2013 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(4) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable at age 65. The surviving spouse may elect to waive the death benefit from the Pension Plan and elect instead to receive a benefit from The Genuine Parts Company Death Benefit Plan.

(5) Mr. Donahue may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Donahue if he terminated December 31, 2013 following a change in control is $320,788.

(6) The Supplemental Retirement Plan provides for 100% vesting upon death, disability or the occurrence of a change in control. No benefits are payable if termination occurs for other reasons prior to eligibility for early retirement (at least age 55 with at least 15 years of service). The death benefit shown is payable as a lump sum to Mr. Donahue's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable to Mr. Donahue at age 65. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to the benefit accrued under the plan as of December 31, 2013 and payable at age 65 under the elected single life annuity option.

(7) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $54,690.

(8) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(9) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

(10) The calculation of the estimated 280G gross-up payment is based upon a 280G excise tax rate of 20%, a 39.6% federal income tax rate, a 2.35% Medicare tax rate and a 6% state income tax rate.

Carol B. Yancey

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	1,382,385(1)
Acceleration of Equity Awards					
Stock Options and SARs(2)	—	151,539	151,539	—	151,539
Restricted Stock and PRSUs(3)	—	833,980	833,980	—	833,980
Retirement Benefits					
Pension Plan(4)	47,778	310,120	47,778	47,778	47,778(5)
Supplemental Retirement Plan(6)	—	531,033	89,302	—	971,833(7)
Tax-Deferred Savings Plan(8)	209,716	209,716	209,716	209,716	209,716
Other Benefits					
Health & Welfare	—	—	—	—	17,112(9)
Estimated 280G Tax Gross-Ups	—	—	—	—	929,835(10)
Total	257,494	2,036,388	1,332,315	257,494	4,544,178

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the excess of the fair market value of the underlying shares as of December 31, 2013 over the exercise or base price of all unvested options and SARs the vesting of which accelerates in connection with the specified event.

(3) Reflects the fair market value as of December 31, 2013 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(4) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable at age 65 (apart from that from death). The surviving spouse may elect to waive the death benefit from the Pension Plan and elect instead to receive a benefit from The Genuine Parts Company Death Benefit Plan. For Ms. Yancey, the lump sum death benefit under the Death Benefit Plan is larger than the equivalent benefit under the Pension Plan when compared on a present value basis; therefore, the death benefit amount shown above reflects the immediate lump sum payable under the Death Benefit Plan.

(5) Ms. Yancey may elect to receive her pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Ms. Yancey if she terminated December 31, 2013 following a change in control is $508,003.

(6) The Supplemental Retirement Plan provides for 100% vesting upon death, disability or the occurrence of a change in control. No benefits are payable if termination occurs for other reasons prior to eligibility for early retirement (at least age 55 with at least 15 years of service). The death benefit shown is payable as a lump sum to Ms. Yancey's beneficiary in the event of her death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable to Ms. Yancey at age 65. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to the benefit accrued under the plan as of December 31, 2013 and payable at age 65 under the elected single life annuity option.

(7) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $22,314.

(8) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(9) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

(10) The calculation of the estimated 280G gross-up payment is based upon a 280G excise tax rate of 20%, a 39.6% federal income tax rate, a 2.35% Medicare tax rate and a 6% state income tax rate.

R. Bruce Clayton

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	1,423,899(1)
Acceleration of Equity Awards					
Stock Options and SARs(2)	151,539	178,247	178,247	—	178,247
Restricted Stock and PRSUs(3)	418,030	567,772	567,772	—	567,772
Retirement Benefits					
Pension Plan(4)	92,519	46,260	92,519	92,519	92,519(5)
Supplemental Retirement Plan(6)	112,671	1,586,508	112,671	112,671	1,883,124(7)
Tax-Deferred Savings Plan(8)	158,441	158,441	158,441	158,441	158,441
Other Benefits					
Health & Welfare	—	—	—	—	16,536(9)
Total	933,200	2,537,228	1,109,650	363,631	4,320,538

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the excess of the fair market value of the underlying shares as of December 31, 2013 over the exercise or base price of all unvested options and SARs the vesting of which accelerates in connection with the specified event.

(3) Reflects the fair market value as of December 31, 2013 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(4) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2014. The surviving spouse may elect to waive the death benefit from the Pension Plan and elect instead to receive a benefit from The Genuine Parts Company Death Benefit Plan.

(5) Mr. Clayton may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Clayton if he terminated December 31, 2013 following a change in control is $1,434,347.

(6) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 75% joint and survivor annuity option elected by Mr. Clayton. The death benefit shown is payable as a lump sum to Mr. Clayton's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2014. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $35,084. The Supplemental Retirement Plan was amended, effective January 1, 2009, to provide that no new employee may commence participation in the plan on or after such effective date.

(7) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $43,237.

(8) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(9) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

William J. Stevens

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	2,206,604(1)
Acceleration of Equity Awards					
Stock Options and SARs(2)	362,588	426,930	426,930	—	426,930
Restricted Stock and PRSUs(3)	1,061,005	1,418,722	1,418,722	—	1,418,722
Retirement Benefits					
Pension Plan(4)	92,893	46,446	92,893	92,893	92,893(5)
Supplemental Retirement Plan(6)	394,994	5,433,142	394,994	394,994	6,541,488(7)
Other Benefits					
Health & Welfare	—	—	—	—	16,536(8)
Total	1,911,480	7,325,240	2,333,539	487,887	10,703,173

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the excess of the fair market value of the underlying shares as of December 31, 2013 over the exercise or base price of all unvested options and SARs the vesting of which accelerates in connection with the specified event.

(3) Reflects the fair market value as of December 31, 2013 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(4) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2014. The disability benefit is assumed to be payable at age 65. The surviving spouse may elect to waive the death benefit from the Pension Plan and elect instead to receive a benefit from The Genuine Parts Company Death Benefit Plan.

(5) Mr. Stevens may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Stevens if he terminated December 31, 2013 following a change in control is $1,503,076.

(6) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 50% joint and survivor annuity option elected by Mr. Stevens. The death benefit shown is payable as a lump sum to Mr. Stevens' beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2014. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to early retirement benefits and are payable on January 1, 2014. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $121,083. The Supplemental Retirement Plan was amended, effective January 1, 2009, to provide that no new employee may commence participation in the plan on or after such effective date.

(7) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $150,195.

(8) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Jerry W. Nix

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	—
Acceleration of Equity Awards					
Stock Options and SARs(1)	426,954	—	—	—	—
Restricted Stock and PRSUs(2)	1,384,947	—	—	—	—
Retirement Benefits					
Pension Plan(3)	108,492	—	—	—	—
Supplemental Retirement Plan(3)	408,372	—	—	—	—
Tax-Deferred Savings Plan(4)	952,927	—	—	—	—
Other Benefits					
Health & Welfare	—	—	—	—	—
Total	3,281,692	—	—	—	—

(1) Reflects the excess of the fair market value of the underlying shares as of May 1, 2013 over the base price of all SARs that became vested in connection with Mr. Nix's retirement from the Company on May 1, 2013.

(2) Reflects the fair market value as of May 1, 2013 of shares underlying PRSUs that became vested in connection with Mr. Nix's retirement from the Company on May 1, 2013.

(3) Mr. Nix retired from the Company on May 1, 2013 and elected a 75% joint and survivor option for his Pension Plan and Supplemental Retirement Plan benefits.

(4) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE REPORT

The Compensation, Nominating and Governance Committee of the Board of Directors of Genuine Parts Company oversees the compensation programs of Genuine Parts Company on behalf of the Board. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 and in this proxy statement, each of which has been filed with the SEC.

Members of the Compensation, Nominating and Governance Committee:

Michael M.E. Johns, M.D. (Chair)
John R. Holder
John D. Johns
Gary W. Rollins

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation, Nominating and Governance Committee during all or a portion of 2013: Michael M.E. Johns, M.D., J. Hicks Lanier (served as Chair until his retirement from the Board on April 22, 2013), John R. Holder, John D. Johns, and Gary W. Rollins. None of such persons was an officer or employee of the Company during 2013 or at any time in the past. During 2013, as noted above, J. Hicks Lanier, Chairman and former CEO of Oxford Industries, Inc., served as a Director of the Company and as Chairman of the Compensation, Nominating and Governance Committee until his retirement from the Board on April 22, 2013. Thomas C. Gallagher, Chairman and CEO of the Company joined the Oxford Industries, Inc. Board on June 20, 2013. Mr. Gallagher's service on the Oxford Board did not overlap with Mr. Lanier's service on the Company's Board or as Chair of the Compensation, Nominating, and Governance Committee. None of the remaining members of the Compensation, Nominating and Governance Committee had any relationship with the Company requiring disclosure under applicable rules of the SEC. Other than noted above, none of our executive officers served as a member of the Board of Directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our Board of Directors or our Compensation, Nominating and Governance Committee.

COMPENSATION OF DIRECTORS

2013 Director Compensation

NAME	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Mary B. Bullock	2013	62,500	154,240		216,740
Jean Douville	2013	—	—	135,815(2)	135,815
George C. Guynn	2013	62,500	154,240		216,740
John R. Holder	2013	65,000	154,240		219,240
John D. Johns	2013	60,000	154,240		214,240
Michael M. E. Johns, M.D.	2013	65,000	154,240		219,240
Robert C. Loudermilk, Jr.	2013	62,500	154,240		216,740
Wendy B. Needham	2013	67,500	154,240		221,740
Jerry W. Nix	2013	27,500	—		27,500
Gary W. Rollins	2013	65,000	154,240		219,240

(1) Represents the aggregate grant date total fair value of stock awards determined in accordance with FASB ASC Topic 718. The awards reflected in this column consist of 2,000 RSUs granted to each non-employee director on April 1, 2013, the grant date fair value of which was $154,240 (based on the closing price of the Company's common stock on the grant date).

The aggregate number of RSUs held by each director as of December 31, 2013 was as follows:

Director	Number of RSUs
Mary B. Bullock	8,305
Jean Douville	—
George C. Guynn	8,305
John R. Holder	6,276
John D. Johns	8,305
Michael M. E. Johns, M.D.	8,305
Robert C. Loudermilk, Jr.	6,276
Wendy B. Needham	8,305
Gary W. Rollins	8,305

(2) Mr. Douville is an employee of our wholly-owned subsidiary, UAP Inc., a distributor of automotive replacement parts headquartered in Montreal, Quebec, Canada. For 2013, Mr. Douville received a base salary equal to $72,833, plus $62,982 in other benefits, including a car allowance, flexible spending account and other miscellaneous perquisites.

Compensation payable to the Company's non-employee directors is evaluated and determined by the Company's full Board of Directors. Non-employee directors of the Company are paid $12,500 per quarter for service as director, plus $1,250 per board and committee meeting attended, except that the Chair of the Audit Committee and the Compensation, Nominating and Governance Committee are paid $13,750 per quarter and $1,250 per board and committee meeting attending. Non-employee directors may elect to defer the receipt of meeting and/or director fees in accordance with the terms of the Company's Directors' Deferred Compensation Plan. In addition, non-employee directors may from time to time be granted restricted stock units pursuant to the provisions of the Genuine Parts Company 2006 Long Term Incentive Plan. On April 1, 2013 each non-employee director serving on such date was granted 2,000 RSUs. Each RSU represents a fully vested right to receive one share of our common stock on April 1, 2018, or earlier upon a termination of service as a director by reason of death, disability or retirement, or upon a change in control of the Company.

Each non-employee director is required to own shares of Company common stock valued at three times his or her annual cash retainer for the prior fiscal year measured against the average stock price for the preceding three fiscal years. Directors will have five years from the date of election to the Board to attain such a level of ownership. Shares counted toward this requirement will be based on shares beneficially owned by such Director (as defined by the SEC's rules and regulations) including restricted stock units and director deferred compensation shares, but excluding unexercised options.

TRANSACTIONS WITH RELATED PERSONS

The Company recognizes that transactions between the Company and any of its directors, executives or other related persons can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. Therefore, as a general matter and in accordance with the (1) the Code of Conduct and Ethics for Employees, Officers, Contract and/or Temporary Workers and Directors of Genuine Parts Company and (2) the Genuine Parts Company Code of Conduct and Ethics for Senior Financial Officers, it is the Company's preference to avoid such transactions. Nevertheless, the Company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company. Therefore, the Company has adopted a formal policy which requires the Company's Compensation, Nominating and Governance Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000, and in which any of the Company's directors, executives or other related persons had, has or will have a direct or indirect material interest. After its review, the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith. The policy is attached as Appendix A to the Company's Corporate Governance Guidelines, which are available on the Company's website at www.genpt.com.

PROPOSAL 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, enables our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers. At the 2013 Annual Meeting of Shareholders, approximately 94% of the shares present and entitled to vote were voted in support of the Company's compensation program. We plan to hold this vote annually, so our Board of Directors is again submitting a non-binding shareholder vote on our executive compensation as described in this proxy statement (commonly referred to as "say-on-pay"). The Company seeks your advisory vote and asks that you support the compensation of our named executive officers as disclosed in this proxy statement.

As discussed in the Compensation Discussion and Analysis, we have designed our executive compensation program to attract, retain and motivate the highest quality executive officers, directly link pay to our performance, and build value for our shareholders. Highlights of our executive compensation program, as described above in the Compensation Discussion and Analysis, are:

- Competitive pay at or under the size-adjusted 50th percentile of the market data;
- A pay program that is heavily performance-based, using multiple performance measures;
- A long-term incentive program that is entirely performance-based and aligned with shareholder interests through a link to stock price;
- Stock ownership requirements for executives, which align the interests of the executives and shareholders;
- Few perquisites;
- No employment contracts with our named executive officers or guaranteed severance except in the case of change in control;
- Market-level change in control severance and no excise tax gross-ups for individuals becoming eligible for change in control protection after January 1, 2009;
- Clawback provision included in our Annual Incentive Plan.

In sum, our compensation is designed to reward executives when the Company achieves strong financial and operational results, and likewise to provide reduced pay when financial and operating results are not as strong. We believe the 2013 compensation of our named executive officers is reflective of and consistent with that intent.

This say-on-pay proposal gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

Accordingly, the Board invites you to review carefully the Compensation Discussion and Analysis and the tabular and other disclosures on compensation under "Executive Compensation" and cast a vote to approve the Company's executive compensation programs through the following resolution:

> "Resolved, that the shareholders approve the compensation of the Company's executive officers, including the Company's compensation practices and principles and their implementation, as discussed and disclosed in the Compensation Discussion and Analysis, the executive compensation tables, and any narrative compensation disclosure contained in this Proxy Statement."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation, Nominating and Governance Committee or the Board of Directors. The shareholders' advisory vote will not overrule any decision made by the Board or the Committee or create or imply any additional fiduciary duty by our directors. Our Board and Compensation, Nominating and Governance Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation, Nominating and Governance Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL 2.

PROPOSAL 3
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent auditors for the current fiscal year ending December 31, 2014. Our Board of Directors has unanimously endorsed this selection. The Audit Committee has also pre-approved the engagement of Ernst & Young LLP to provide federal, state and international tax return preparation, advisory and related services to the Company during 2014.

Although ratification by the shareholders of the selection of Ernst & Young LLP as the Company's independent auditors is not required by law or by the Bylaws of the Company, the Audit Committee believes it is appropriate to seek shareholder ratification of this selection in light of the critical role played by the independent auditors in auditing the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting. If this selection is not ratified at the Annual Meeting, the Audit Committee may investigate the reasons for the shareholders' rejection and would reconsider its selection of independent auditors for the fiscal year ending December 31, 2014.

Ernst & Young LLP served as the Company's independent auditors for the fiscal year ended December 31, 2013. Representatives of that firm are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Audit and Non-Audit Fees

Audit Fees. The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's consolidated financial statements for 2012 and 2013, the auditor's report on the effectiveness of internal control over financial reporting as of December 31, 2012 and 2013 and for the reviews of the Company's consolidated financial statements included in the Company's quarterly reports on Form 10-Q filed with the SEC during 2012 and 2013 were approximately $4.2 million and $5.2 million, respectively. The increase in audit fees for 2013 was due in part to a one-time expense related to the Company's acquisition of GPC Asia Pacific (formerly the Exego Group Pty Ltd,) which closed on April 1, 2013. The remaining increase relates to the recurring audit procedures and statutory audit for GPC Asia Pacific.

Audit Related Fees. The aggregate fees billed by Ernst & Young LLP for 2012 and 2013 for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above under the caption "Audit Fees" were approximately $260,000 and $211,000, respectively. These services primarily related to the Company's benefit plans and accounting consultations.

Tax Fees. The aggregate fees billed by Ernst & Young LLP for 2012 and 2013 for professional services rendered for tax compliance and tax advice for the Company were $2.3 million and $4.0 million, respectively. The increase in tax fees for 2013 was primarily due to a one-time expense related to the Company's acquisition of Exego Group Pty Ltd, which closed on April 1, 2013.

All Other Fees. No fees were billed by Ernst & Young LLP for professional services rendered during 2012 and 2013 other than as stated above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees."

Audit Committee Pre-Approval Policy

Under the Audit Committee's Charter and its Pre-Approval Policy, the Audit Committee is required to approve in advance the terms of all audit services as well as all permissible audit related and non-audit services to be provided by the independent auditors. Unless a service to be provided by the independent auditors has received approval under the Pre-Approval Policy, it will require specific pre-approval by the Audit Committee. The Pre-Approval Policy is detailed as to the particular services to be provided, and the Audit Committee is to be informed about each service provided. Non-audit services may be approved by the Chair of the Committee and reported to the full Audit Committee at its next meeting but may not be approved by the Company's management.

The Audit Committee must approve the annual audit engagement services prior to the commencement of any audit work. The Audit Committee also must approve changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items, if any. In the event audit related or non-audit services that are pre-approved under the Pre-Approval Policy have an estimated cost in excess of certain dollar thresholds, these services require approval by the Audit Committee or by the Chair of the Audit Committee.

In determining the approval of services by the independent auditors, the Audit Committee or its Chair evaluates each service to determine whether the performance of such service would (a) impair the auditor's independence; (b) create a mutual or conflicting interest between the auditor and the Company; (c) place the auditor in the position of auditing its own work; (d) result in the auditor acting as management or an employee of the Company; or (e) place the auditor in a position of being an advocate for the Company.

All of the services described above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees" were approved by the Audit Committee pursuant to legal requirements and the Audit Committee Charter and the Pre-Approval Policy.

Audit Committee Review

The Audit Committee has reviewed the services rendered by Ernst & Young LLP during 2013 and has determined that the services rendered are compatible with maintaining the independence of Ernst & Young LLP as the Company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of five directors who are independent of the Company and management as required by the NYSE corporate governance listing standards and by SEC rules. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the Company's financial statements and the financial reporting process, including implementing and maintaining effective internal control over financial reporting and for the assessment of, and reporting on, the effectiveness of internal control over financial reporting. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements for the year ended December 31, 2013 and reports of management and of the independent auditors on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013 contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, including a discussion of the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed with management and the independent auditors the disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 2013 Annual Report to Shareholders and its Annual Report on Form 10-K for the year ended December 31, 2013.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Public Company Accounting Oversight Board Interim Auditing Standards AU Section 380, Communication With Audit Committees. In addition, the Audit Committee has discussed with the independent auditors the auditor's independence from the Company and its management, including the matters in the written disclosures and the letter provided by the independent auditors to the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board Rule 3526 regarding the independent auditor's communications with the Audit Committee concerning independence, and has considered the compatibility of non-audit services with the auditor's independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their integrated audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements for the year ended December 31, 2013 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 for filing with the SEC. The Audit Committee and the Board of Directors have also approved the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2014.

Members of the Audit Committee:

Wendy B. Needham (Chair)
Mary B. Bullock
George C. Guynn
John R. Holder
Robert C. Loudermilk, Jr.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of the Company's Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than ten percent shareholders are required by SEC regulation to furnish the Company copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during 2013, all Section 16(a) filing requirements applicable to directors, executive officers and greater than ten percent beneficial owners were complied with by such persons.

SOLICITATION OF PROXIES

The cost of soliciting proxies will be borne by the Company. The Company has retained Georgeson Shareholder to assist in the solicitation of proxies for a fee of approximately $9,000 and reimbursement of certain expenses. Officers and regular employees of the Company, receiving no additional compensation, may also assist in the solicitation. Solicitation may be by mail, telephone, Internet or personal contact.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC's rules permit us, with your permission, to send a single set of proxy statements and annual reports to any household at which two or more shareholders reside if we believe that they are members of the same family. Each shareholder will continue to receive a separate proxy card. This procedure, known as householding, reduces the volume of duplicate information you receive and helps to reduce our expenses. In order to take advantage of this opportunity, we have delivered only one proxy statement and annual report to multiple shareholders who share an address, unless we received contrary instructions from the affected shareholders prior to the mailing date. We will deliver a separate copy of the proxy statement or annual report, as requested, to any shareholder at a shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of a proxy statement or annual report, either now or in the future, or if you are currently receiving multiple copies and prefer to receive only a single copy in the future you can so request by calling us at (770) 953-1700 or by writing to us at any time at the following address: Investor Relations, Genuine Parts Company, 2999 Circle 75 Parkway, Atlanta, Georgia 30339.

A majority of brokerage firms have instituted householding. If your family has multiple holdings in the Company, you may have received householding notification directly from your broker. Please contact your broker directly if you have any questions, if you require additional copies of the proxy statement or annual report, if you are currently receiving multiple copies of the proxy statement and annual report and wish to receive only a single copy or if you wish to revoke your decision to household and thereby receive multiple statements and reports. These options are available to you at any time.

OTHER MATTERS

Management does not know of any matters to be brought before the Annual Meeting other than those referred to above. If any matters which are not specifically set forth in the form of proxy and this proxy statement properly come before the Annual Meeting, the persons designated as proxies will vote thereon as recommended by the Board of Directors or, if the Board of Directors makes no recommendation, in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2015 ANNUAL MEETING

A shareholder proposal for business to be brought before the 2015 Annual Meeting of Shareholders (other than nominations of persons to serve as directors) will be acted upon only in the following circumstances:

- Shareholder Proposals for Inclusion in Next Year's Proxy Statement — To be considered for inclusion in next year's proxy statement, shareholder proposals, submitted in accordance with the SEC's Rule 14a-8, must be received at our principal executive officers no later than the close of business on October 29, 2014 and must comply with all applicable SEC rules.

- Other Shareholder Proposals for Presentation at Next Year's Annual Meeting of Shareholders — Any shareholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8 but is instead sought to be presented directly at the 2015 Annual Meeting of Shareholders should be received at our principal executive offices no later than the close of business on January 12, 2015. Proposals should contain detailed information about the proposal and the shareholder proponent. SEC rules permit management to vote proxies in its discretion on such proposals in certain cases if the shareholder does not comply with this deadline, and in certain other cases notwithstanding the shareholder's compliance with this deadline.

All recommendations of persons for nomination to the Board of Directors of the Company must be received at our principal executive offices no later than the close of business on the 90th day (November 29, 2014) and no earlier than the close of business on the 120th day (October 30, 2014) prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting and must contain the information specified in and otherwise comply with our By-laws. See Section 3.4 "Certain Nomination Requirements." However, if the date of the 2015 Annual Meeting of Shareholders is held more than 30 calendar days earlier than or 70 calendar days after the anniversary of this year's meeting, notice by the shareholder, to be timely, must be received no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the date of the 2015 Annual Meeting of Shareholders or, if the first public announcement of the date of the 2015 Annual Meeting of Shareholders is less than 100 days prior to the date of the 2015 Annual Meeting of Shareholders, the 10th day following the day on which public announcement of the date of the 2015 Annual Meeting of Shareholders is first made by the Company.

All shareholder proposals and recommendations of persons for nomination to the Board should be sent to Genuine Parts Company, 2999 Circle 75 Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary.

GPC®